   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2002


                                           1933 Act Registration No. 333-73532
                                           1940 Act Registration No. 811-09855

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [ ]

                         Pre-Effective Amendment No. 1                 [X]


                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                  Amendment No. 4                      [X]

                     LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
                          SEI Select Variable Annuity
                           (EXACT NAME OF REGISTRANT)
                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                           1300 South Clinton Street
                                  P.O. Box 1110
                            Fort Wayne, Indiana 46801
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                  (219)455-2000


                          ELIZABETH A. FREDERICK, ESQ.
                             1300 S. Clinton Street
                              Post Office Box 1110
                            Fort Wayne, Indiana 46802

--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

                                    COPY TO:
                              Brian Burke, Esquire
                    The Lincoln National Life Insurance Company
                             1300 S. Clinton Street
                                  PO Box 1110
                              Fort Wayne, IN 46802

                      Title of securities being registered:
   Interests in a separate account under individual flexible premium deferred variable annuity contracts.

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

SEI SELECT VARIABLE ANNUITY
LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
INDIVIDUAL VARIABLE ANNUITY CONTRACT

Home Office:
Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.lincolnlife.com

This Prospectus describes the individual flexible premium deferred variable annuity contract that is issued by The Lincoln National Life Insurance Company (LINCOLN LIFE). It is primarily for use with nonqualified plans and retirement plans under Section 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate ACCOUNT VALUE and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the ANNUITY COMMENCEMENT DATE, we will pay your BENEFICIARY a DEATH BENEFIT. In the alternative, you may choose to receive a DEATH BENEFIT on the death of the ANNUITANT.


The minimum initial PURCHASE PAYMENT for the contract is $25,000 ($10,000 for contracts owned by selling group individuals). Additional PURCHASE PAYMENTS may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.


You choose whether your ACCOUNT VALUE accumulates on a variable or a fixed (guaranteed) basis or both. If all your PURCHASE PAYMENTS are in the fixed account, we guarantee your principal and a minimum interest rate. WE LIMIT WITHDRAWALS AND TRANSFERS FROM THE CONTRACT. An interest adjustment will be applied to any surrender or transfer from the fixed account before the expiration date of a guaranteed period.

All PURCHASE PAYMENTS for benefits on a variable basis will be placed in Lincoln Life Variable Annuity Account T (VARIABLE ANNUITY ACCOUNT [VAA]). The VAA is a segregated investment account of LINCOLN LIFE. You take all the investment risk on the ACCOUNT VALUE and the retirement income for amounts placed into one or more of the contract's variable options. If the SUBACCOUNTS you select make money, your ACCOUNT VALUE goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the SUBACCOUNTS you select. WE DO NOT GUARANTEE HOW ANY OF THE VARIABLE OPTIONS OR THEIR FUNDS WILL PERFORM. ALSO, NEITHER THE U.S. GOVERNMENT NOR ANY FEDERAL AGENCY INSURES OR GUARANTEES YOUR INVESTMENT IN THE CONTRACT.

The available funds, listed below, are each part of SEI Insurance Products Trust (TRUST):

SEI VP Large Cap Growth Fund

SEI VP Large Cap Value Fund

SEI VP Small Cap Growth Fund

SEI VP Small Cap Value Fund

SEI VP International Equity Fund

SEI VP Emerging Markets Equity Fund

SEI VP Emerging Markets Debt Fund

SEI VP Core Fixed Income Fund

SEI VP High Yield Bond Fund

SEI VP International Fixed Income Fund


SEI VP Prime Obligation Fund


This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make PURCHASE PAYMENTS. You should also review the prospectuses for the funds that are attached, and keep all prospectuses for reference.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THIS CONTRACT OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Expenses for bonus contract options may be higher than contract options without a bonus. Because of this, the amount of the BONUS CREDIT may be more than offset by additional fees and charges associated with the BONUS CREDIT. You should carefully consider whether or not this contract option is the best product for you. See Special Terms--Bonus credits and Persistency credits.


You can obtain a current Statement of Additional Information (SAI), dated the same date as this Prospectus, about the contracts which has more information. Its terms are made part of this Prospectus. For a free copy, write: Lincoln National Life Insurance Company, P.O. Box 7878, Fort Wayne, Indiana 46801, or call 1-800-338-0355. The SAI and other information about LINCOLN LIFE and Account T are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.


February 14, 2002

TABLE OF CONTENTS


                                            Page
--------------------------------------------------
SPECIAL TERMS                                 2
--------------------------------------------------
EXPENSE TABLES                                3
--------------------------------------------------
SUMMARY                                       5
--------------------------------------------------
CONDENSED FINANCIAL INFORMATION               6
--------------------------------------------------
INVESTMENT RESULTS                            6
--------------------------------------------------
FINANCIAL STATEMENTS                          6
--------------------------------------------------
THE LINCOLN NATIONAL LIFE INSURANCE CO.       6
--------------------------------------------------
VARIABLE ANNUITY ACCOUNT (VAA)                7
--------------------------------------------------
INVESTMENTS OF THE VARIABLE ANNUITY
ACCOUNT                                       7
--------------------------------------------------
CHARGES AND OTHER DEDUCTIONS                  9
--------------------------------------------------
THE CONTRACTS                                11
--------------------------------------------------
CONTRACTOWNER QUESTIONS                      21
--------------------------------------------------



--------------------------------------------------
                                            Page
ANNUITY PAYOUTS                              21
--------------------------------------------------
FIXED SIDE OF THE CONTRACT                   23
--------------------------------------------------
FEDERAL TAX MATTERS                          24
--------------------------------------------------
VOTING RIGHTS                                28
--------------------------------------------------
DISTRIBUTION OF THE CONTRACTS                28
--------------------------------------------------
RETURN PRIVILEGE                             28
--------------------------------------------------
STATE REGULATION                             29
--------------------------------------------------
RECORDS AND REPORTS                          29
--------------------------------------------------
OTHER INFORMATION                            29
--------------------------------------------------
LEGAL PROCEEDINGS                            29
--------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS FOR VARIABLE ANNUITY
ACCOUNT T SEI SELECT VARIABLE ANNUITY        30
--------------------------------------------------


SPECIAL TERMS

(We have italicized the terms that have special meaning throughout this Prospectus.)

ACCOUNT OR VARIABLE ANNUITY ACCOUNT (VAA) -- The segregated investment account, Account T, into which LINCOLN LIFE sets aside and invests the assets for the variable side of the contract offered in this Prospectus.


ACCOUNT VALUE -- At a given time before the ANNUITY COMMENCEMENT date, the total value of all ACCUMULATION UNITS for a contract plus the value of the fixed side of the contract. This may be referred to as contract value in your contract.


ACCUMULATION UNIT -- A measure used to calculate ACCOUNT VALUE for the variable side of the contract before the ANNUITY COMMENCEMENT DATE.

ANNUITANT -- The person on whose life the annuity benefit payments are based and upon whose death a DEATH BENEFIT may be paid.

ANNUITY COMMENCEMENT DATE -- The VALUATION DATE when funds are withdrawn or converted into ANNUITY UNITS or fixed dollar payout for payment of retirement income benefits under the ANNUITY PAYOUT option you select.

ANNUITY PAYOUT -- An amount paid at regular intervals after the ANNUITY COMMENCEMENT DATE under one of several options available to the ANNUITANT and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

ANNUITY UNIT -- A measure used to calculate the amount of ANNUITY PAYOUTS for the variable side of the contract after the ANNUITY COMMENCEMENT DATE.

BENEFICIARY -- The person you choose to receive the DEATH BENEFIT that is paid if you die.


BONUS CREDIT -- The additional amount credited to the contract for each PURCHASE PAYMENT, where applicable.


CONTRACTOWNER (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the BENEFICIARY, etc.). Usually, but not always, the owner is the ANNUITANT.

CONTRACT YEAR -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

DEATH BENEFIT -- The amount payable to your designated BENEFICIARY if the owner dies before the ANNUITY COMMENCEMENT DATE or, if selected, to the CONTRACTOWNER if the ANNUITANT dies. Six DEATH BENEFIT options are available.

EARNINGS -- The excess of ACCOUNT VALUE over the sum of BONUS CREDITS, if any, PERSISTENCY CREDITS, if any, and PURCHASE PAYMENTS which have not yet been withdrawn from the contract.

FREE AMOUNT -- The amount that may be withdrawn each CONTRACT YEAR without incurring a surrender charge.


INCOME4LIFE-REGISTERED TRADEMARK- Solution -- An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.


LINCOLN LIFE (we, us, our) -- The Lincoln National Life Insurance Company.


PERSISTENCY CREDIT -- The additional amount credited to the contract after the fourteenth contract anniversary, if the bonus option is elected.


PURCHASE PAYMENTS -- Amounts paid into the contract other than BONUS CREDITS and PERSISTENCY CREDITS, if applicable.


SELLING GROUP -- Employees, advisors and registered representatives of any member of the selling group (independent broker-dealers or registered investment advisers with selling agreements with SEI and us) and their spouses and minor children, or officers, directors, trustees or bona-fide full-time employees and their children, of Lincoln Financial Group.


SUBACCOUNT or SEI Variable Annuity SUBACCOUNT -- The portion of the VAA that reflects investments in ACCUMULATION and ANNUITY UNITS of a class of a particular fund available under the contracts. There is a separate SUBACCOUNT which corresponds to each class of a fund.

TRUST -- SEI Insurance Products Trusts (TRUST), the funds to which you direct PURCHASE PAYMENTS.

VALUATION DATE -- Each day the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD -- The period starting at the close of trading (currently, 4:00 p.m. New York time) on each day that the NYSE is open for trading (VALUATION DATE) and ending at the close of such trading on the next VALUATION DATE.

EXPENSE TABLES

SUMMARY OF CONTRACTOWNER EXPENSES:

      The maximum surrender charge (contingent deferred sales charge)

      (as a percentage of PURCHASE PAYMENTS surrendered/withdrawn): 7.0% without the bonus option
                                                8.5% with the bonus option

The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may waive this charge in certain situations. See Charges and other deductions--Surrender charge.
Account fee: $40
The account fee will be waived if your ACCOUNT VALUE is $50,000 or more at the end of any particular CONTRACT YEAR.

An interest adjustment will be applied to the amount being withdrawn, surrendered or transferred (except for dollar cost averaging, portfolio rebalancing, cross-reinvestment and regular income under INCOME4LIFE-REGISTERED TRADEMARK- Solution for IRAs) from a fixed account guaranteed period amount. See Fixed side of the contract.

--------------------------------------------------------------------------------

ACCOUNT T ANNUAL EXPENSES FOR SEI VARIABLE ANNUITY SUBACCOUNTS:*
(as a percentage of average daily net assets):


                                                           Death benefit options
                         -----------------------------------------------------------------------------------------
                                                                               Estate
                                                                             Enhancement             Estate
                                                                         Benefit Rider (EEB)       Enhancement
                         Account    Return of     Annual         5%          With Annual       Benefit Rider (EEB)
                          Value     Principal     Step-up     Step-up          Step-up           With 5% Step-up
------------------------------------------------------------------------------------------------------------------
Mortality and expense
 risk charge:             1.10%       1.15%        1.25%       1.40%            1.45%                 1.50%
Administrative charge:     .15%        .15%         .15%        .15%             .15%                  .15%
                          ----        ----         ----        ----             ----                  ----
Total annual charge for
 each SUBACCOUNT:         1.25%       1.30%        1.40%       1.55%            1.60%                 1.65%
Bonus option charge        .20%        .20%         .20%        .20%             .20%                  .20%
Total annual charge for
 each SUBACCOUNT with
 the bonus option:        1.45%       1.50%        1.60%       1.75%            1.80%                 1.85%
------------------------------------------------------------------------------------------------------------------


The mortality and expense risk charge is based on the particular death benefit option you choose. (See Charges and other deductions.)

ANNUAL EXPENSES OF THE FUNDS FOR THE YEAR ENDED DECEMBER 31, 2000:
(as a percentage of each fund's average net assets):


                                     Management                  Other expenses                Total expenses   Total expenses
                                     Fees (before                (before any                   (before any      (after any
                                     any waivers/                waivers/                      waivers/         waivers/
                                     reimbursements)  +          reimbursements)    =          reimbursements)  reimbursements)**
----------------------------------------------------------------------------------------------------------------------------------
 1.  Large Cap Growth                0.40%                       0.99%                         1.39%            0.85%
----------------------------------------------------------------------------------------------------------------------------------
 2.  Large Cap Value                 0.35                        1.00                          1.35             0.85
----------------------------------------------------------------------------------------------------------------------------------
 3.  Small Cap Growth                0.65                        1.00                          1.65             1.10
----------------------------------------------------------------------------------------------------------------------------------
 4.  Small Cap Value                 0.65                        1.01                          1.66             1.10
----------------------------------------------------------------------------------------------------------------------------------
 5.  International Equity            0.51                        1.62                          2.13             1.28
----------------------------------------------------------------------------------------------------------------------------------
 6.  Emerging Markets Equity         1.05                        2.47                          3.52             1.95
----------------------------------------------------------------------------------------------------------------------------------
 7.  Emerging Markets Debt           0.85                        1.41                          2.26             1.35
----------------------------------------------------------------------------------------------------------------------------------
 8.  Core Fixed Income               0.28                        0.91                          1.19             0.60
----------------------------------------------------------------------------------------------------------------------------------
 9.  High Yield Bond                 0.49                        1.02                          1.51             0.85
----------------------------------------------------------------------------------------------------------------------------------
10.  International Fixed Income
       Fund                          0.30                        1.40                          1.70             1.00
----------------------------------------------------------------------------------------------------------------------------------
11.  Prime Obligation                0.08                        1.06                          1.14             0.44
----------------------------------------------------------------------------------------------------------------------------------



* The VAA is divided into separately named SUBACCOUNTS, eleven of which are available under the contracts. Each SUBACCOUNT, in turn, invests PURCHASE PAYMENTS in shares of its respective fund.

** SEI Investments Management Corporation (SIMC) and SEI Investments Fund Management have each voluntarily agreed to waive a portion of their fees for the current year in order to keep total operating expenses at a specified level. SIMC and/or SEI Investments Fund Management may discontinue all or part of their waivers at any time.

EXAMPLES

(expenses of the SUBACCOUNTS and of the funds):

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return (Actual expenses would be lower under other DEATH BENEFIT options.):


These examples assume that the EEB Rider with 5% Step-Up death benefit is in effect, and also reflect the bonus option charge. These examples assume that fee waivers/reimbursements will continue for the length of time shown in the example.



                                                      1 year    3 years    5 years    10 years
 ---------------------------------------------------------------------------------------------
  1.  SEI VP Large Cap Growth Fund                      112        164        203        303
 ---------------------------------------------------------------------------------------------
  2.  SEI VP Large Cap Value Fund                       112        164        203        303
 ---------------------------------------------------------------------------------------------
  3.  SEI VP Small Cap Growth Fund                      115        171        215        327
 ---------------------------------------------------------------------------------------------
  4.  SEI VP Small Cap Value Fund                       115        171        215        327
 ---------------------------------------------------------------------------------------------
  5.  SEI VP International Equity Fund                  117        177        224        344
 ---------------------------------------------------------------------------------------------
  6.  SEI VP Emerging Markets Equity Fund               123        196        256        404
 ---------------------------------------------------------------------------------------------
  7.  SEI VP Emerging Markets Debt Fund                 117        179        227        350
 ---------------------------------------------------------------------------------------------
  8.  SEI VP Core Fixed Income Fund                     110        156        191        279
 ---------------------------------------------------------------------------------------------
  9.  SEI VP High Yield Bond Fund                       112        164        203        303
 ---------------------------------------------------------------------------------------------
 10.  SEI VP International Fixed Income Fund            114        168        210        318
 ---------------------------------------------------------------------------------------------
 11.  SEI VP Prime Obligation Fund                      108        152        183        263
 ---------------------------------------------------------------------------------------------


If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:


                                                      1 year    3 years    5 years    10 years
 ---------------------------------------------------------------------------------------------
  1.  SEI VP Large Cap Growth Fund                       27         84        143        303
 ---------------------------------------------------------------------------------------------
  2.  SEI VP Large Cap Value Fund                        27         84        143        303
 ---------------------------------------------------------------------------------------------
  3.  SEI VP Small Cap Growth Fund                       30         91        155        327
 ---------------------------------------------------------------------------------------------
  4.  SEI VP Small Cap Value Fund                        30         91        155        327
 ---------------------------------------------------------------------------------------------
  5.  SEI VP International Equity Fund                   32         97        164        344
 ---------------------------------------------------------------------------------------------
  6.  SEI VP Emerging Markets Equity Fund                38        116        196        404
 ---------------------------------------------------------------------------------------------
  7.  SEI VP Emerging Markets Debt Fund                  32         99        167        350
 ---------------------------------------------------------------------------------------------
  8.  SEI VP Core Fixed Income Fund                      25         76        131        279
 ---------------------------------------------------------------------------------------------
  9.  SEI VP High Yield Bond Fund                        27         84        143        303
 ---------------------------------------------------------------------------------------------
 10.  SEI VP International Fixed Income Fund             29         88        150        318
 ---------------------------------------------------------------------------------------------
 11.  SEI VP Prime Obligation Fund                       23         72        123        263
 ---------------------------------------------------------------------------------------------



The Expense Tables reflect expenses of the VAA as well as expenses of the funds. We provide these examples to help you understand the direct and indirect costs and expenses of the contract. For more information, see Charges and other deductions in this Prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or ANNUITY PAYOUTS are made. See The contracts--INCOME4LIFE-REGISTERED TRADEMARK- Solution for IRA contracts on page 19 and Annuity payouts--including INCOME4LIFE-REGISTERED TRADEMARK- Solution (Non-Qualified annuity contracts only) on page 22. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

SUMMARY

WHAT KIND OF CONTRACT AM I BUYING? It is an individual variable and/or interest adjusted annuity contract between you and LINCOLN LIFE. This Prospectus describes the variable side of the contract. See The contracts. Certain benefits, features, and charges may vary in certain states. You should refer to your contract for any state-specific provisions.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment TRUST. VAA assets are allocated to one or more SUBACCOUNTS, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LINCOLN LIFE may conduct. See Variable annuity account.

WHAT ARE MY INVESTMENT CHOICES? Based upon your instruction for PURCHASE PAYMENTS, the VAA applies your PURCHASE PAYMENTS and any applicable BONUS CREDITS and PERSISTENCY CREDITS to buy TRUST shares in one or more of the investment funds of the TRUST. See Investments of the variable annuity account--Description of the trust.

WHO INVESTS MY MONEY? The investment adviser for the TRUST is SEI Investments Management Corporation (SIMC), SIMC is registered as an investment adviser with the SEC. See Investments of the variable annuity--Investment adviser.

HOW DOES THE CONTRACT WORK? If we approve your application, we will send you a contract. When you make PURCHASE PAYMENTS during the accumulation phase, you buy ACCUMULATION UNITS. If you decide to receive retirement income payments, your ACCUMULATION UNITS are converted to ANNUITY UNITS. Your retirement income payments will be based on the number of ANNUITY UNITS you received and the value of each ANNUITY UNIT on payout days. See The contracts.


WHAT CHARGES DO I PAY UNDER THE CONTRACT? If you withdraw PURCHASE PAYMENTS, you pay a surrender charge from 0% to 8.5% of the surrendered or withdrawn PURCHASE PAYMENT, depending upon how long those payments have been invested in the contract and depending on whether the bonus option has been elected. We may waive surrender charges in certain situations. See Charges and other deductions--Surrender charge.


We will deduct any applicable premium tax from PURCHASE PAYMENTS or ACCOUNT VALUE at the time the tax is incurred or at another time we choose.

We charge an account fee of $40 on any contract anniversary if the ACCOUNT VALUE is less than $50,000.


We apply a charge to the daily net asset value of the VAA. There is an administrative charge of 0.15% plus a mortality and expense risk charge of 1.10% for the Account Value death benefit, 1.15% for the Return of Principal death benefit, 1.25% for the Annual Step-Up death benefit, 1.40% for the 5% step-up death benefit, 1.45% for the EEB Rider (without 5% step-up), and 1.50% for the EEB Rider (in combination with 5% step-up). See Charges and other deductions. An additional charge of .20% applies to contracts with the bonus option.


The TRUST pays a management fee to SIMC based on the average daily net asset value of each fund. See Investments of the variable annuity account--Investment adviser. Each fund also has additional operating expenses. These are described in the prospectus for the TRUST.

Charges may also be imposed during the regular income or ANNUITY PAYOUT period. See The contracts and Annuity payouts.

For more information about the compensation we pay for sales of the contracts, see The contracts--Commissions.

WHAT PURCHASE PAYMENTS DO I MAKE, AND HOW OFTEN? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The contracts--Purchase payments.


WHAT IS A BONUS CREDIT AND A PERSISTENCY CREDIT? If you elect the BONUS CREDIT option, when PURCHASE PAYMENTS are made, LINCOLN LIFE will credit an additional amount to the contract, known as a BONUS CREDIT. The amount of the BONUS CREDIT is calculated as a percentage of the PURCHASE PAYMENTS. The BONUS CREDIT percentage is 3%. All BONUS CREDITS become part of the ACCOUNT VALUE at the same time as the corresponding PURCHASE PAYMENTS. BONUS CREDITS are not considered to be PURCHASE PAYMENTS. See The contracts--Bonus credits.


A PERSISTENCY CREDIT of .05% of ACCOUNT VALUE less PURCHASE PAYMENTS that have been in the contract less than fourteen years will be credited on a quarterly basis after the fourteenth anniversary. See The contracts--Persistency credits.


LINCOLN LIFE offers a variety of variable annuity contracts. Other annuity contracts and contract options that we offer may have no provision for BONUS CREDITS but may have lower mortality and expense risk charges and/or lower surrender charges. During the surrender charge period, the amount of the BONUS CREDIT may be more than offset by higher surrender charges associated with the BONUS CREDIT. Beyond the surrender charge period, PERSISTENCY CREDITS are designed to fully or partially offset these additional fees and charges. We encourage you to talk with your financial adviser and determine which annuity contract or option is most appropriate for you.


HOW WILL MY ANNUITY PAYOUTS BE CALCULATED? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity payouts -- Annuity options. REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY LOSS, IN THE VALUE OF THE SECURITIES IN THE FUNDS' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? Your BENEFICIARY will receive the DEATH BENEFIT in effect at the time of your death. Your BENEFICIARY has options as to how the DEATH BENEFIT is paid. In the alternative, you may choose to receive a DEATH BENEFIT on the death of the ANNUITANT. See The contracts--Death benefit and INCOME4LIFE-REGISTERED TRADEMARK- Solutions (IRA).


MAY I TRANSFER ACCOUNT VALUE BETWEEN VARIABLE OPTIONS AND BETWEEN THE FIXED SIDE OF THE CONTRACT? Yes, with certain limits. See The contracts--Transfers between subaccounts on or before the annuity commencement date, Transfer after the annuity commencement date and Transfers to and from a fixed account on or before the annuity commencement date.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The contracts--Surrenders and withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and other deductions. A portion of surrender/withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal tax matters.

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our home office. In most states you assume the risk of any market drop on PURCHASE PAYMENTS you allocate to the variable side of the contract. We will not refund any BONUS CREDITS credited to your ACCOUNT VALUE if you elect to cancel your contract; however, we will assume the risk of investment loss on the BONUS CREDITS. See Return privilege.


CONDENSED FINANCIAL INFORMATION



Since the contract was not available as of December 31, 2000, ACCUMULATION UNIT values are not included in this Prospectus or in the SAI.


INVESTMENT RESULTS

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The Prime Obligation subaccount's money market yield is based upon investment performance over a 7-day period, which is then annualized.

THE PRIME OBLIGATION MONEY MARKET YIELD FIGURE AND ANNUAL PERFORMANCE OF THE SUBACCOUNTS ARE BASED ON PAST PERFORMANCE AND DO NOT INDICATE OR REPRESENT FUTURE PERFORMANCE. See the SAI for further information.

FINANCIAL STATEMENTS

The financial statements of the VAA and the statutory-basis financial statements of LINCOLN LIFE are located in the SAI. If you would like a free copy of the SAI, complete and mail the enclosed card, or call 1-800-338-0355.

THE LINCOLN NATIONAL LIFE INSURANCE CO.

The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana stock insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities, and is also a professional reinsurer. LINCOLN LIFE is wholly owned by Lincoln National Corp. (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.


On December 7, 2001, Swiss Re acquired LNC's reinsurance operation for $2.0 billion. Lincoln Life, as a subsidiary of LNC, received $1.84 billion of the $2.0 billion proceeds. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation.



A statutory gain of $1.48 billion was generated under the indemnity reinsurance agreements. This gain was recorded as a deferred gain on Lincoln Life's balance sheet in accordance with the requirements of SSAP 61 and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of fifteen years on a declining basis. During 2001, Lincoln Life recognized $8.0 million of deferred gain amortization.



LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. Under the timeframe provided for within the acquisition agreement for dispute resolution, it is probable that the earliest point that the final closing financial statements will be agreed upon would be the second quarter of 2002. If the parties are unable to reach agreement, and these matters go to arbitration, an ultimate resolution of the final closing financial statements may take several additional months. Upon reaching agreement as to the final closing financial statements, it is possible that LNC could record adjustments to realized gain or loss on the sale of subsidiaries, to income from operations, or to the amount of deferred gain associated with the Swiss Re acquisition. However, at the present time, LNC believes the amounts reported within LNC's December 31, 2001 financial statements represent the best estimate of the ultimate outcome of Swiss Re's acquisition of LNC's reinsurance business.



LNC's, inclusive of Lincoln Life, ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the reinsurance personal accident business. LNC's exposure is capped at $100 million ($65 million after-tax) for net future payments under the personal accident programs in excess of $148 million, which represents the personal accident liabilities net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business including disability income, HMO excess-of-loss, group carrier medical and property and casualty reinsurance lines.


VARIABLE ANNUITY ACCOUNT (VAA)

On January 25, 2000, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or LINCOLN LIFE. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LINCOLN LIFE. LINCOLN LIFE is the issuer of the contracts and the obligations set forth in the contract, other than those of the contract owner, are LINCOLN LIFE'S. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. YOU ASSUME THE FULL INVESTMENT RISK FOR ALL AMOUNTS PLACED IN THE VAA.

The VAA is used to support other annuity contracts offered by LINCOLN LIFE in addition to the contracts described in this Prospectus. The other annuity contracts supported by the VAA generally invest in the same portfolios of the TRUST as the contracts described in this Prospectus. These other annuity contracts may have different charges that could affect performance of the SUBACCOUNT.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT


You decide the SUBACCOUNT(S) to which you allocate PURCHASE PAYMENTS. Applicable BONUS CREDITS are allocated to the SUBACCOUNTS at the same time and at the same percentage as the PURCHASE PAYMENTS being made. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The TRUST is required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.


INVESTMENT ADVISER

The investment adviser for the TRUST is SEI Investments Management Corporation
(SIMC). As compensation for its services to the TRUST, the investment adviser receives a fee from the TRUST which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under Purchase and Redemption of Shares, in the prospectus for the TRUST.

Additionally, SIMC currently has thirty-two sub-advisory agreements in which the sub-adviser may perform some or substantially all of the investment advisory services required by those respective funds. See the TRUST prospectus for additional information on the sub-adviser.

No additional compensation from the assets of those funds will be assessed as a result of the sub-advisory agreements.


With respect to a fund, the adviser and/or distributor, or an affiliate thereof, may compensate LINCOLN LIFE (or an affiliate) for administrative, distribution, or other services. It is anticipated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by LINCOLN LIFE (or an affiliate).


DESCRIPTION OF THE TRUST

SEI Insurance Products Trust (TRUST) is an open-end management investment company that has diversified and non-diversified portfolios. The TRUST was organized as a Massachusetts business trust under a Declaration of Trust dated December 14, 1998. The Declaration of Trust permits the TRUST to offer separate series ("funds") of units of beneficial interest ("shares") and different classes of shares. Each share of each fund represents an equal proportionate interest in that fund with each other share of that fund. All consideration received by the TRUST for shares of any class of any fund and all assets of such fund or class belong to that fund or class, respectively, and would be subject to the liabilities related thereto.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current prospectus for the TRUST which is included in this booklet. You should read each fund prospectus carefully before investing. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

  1. SEI VP LARGE CAP GROWTH FUND -- The investment objective of the SEI VP Large Cap Growth Fund is capital appreciation.
      The Fund invests primarily in U.S. companies with market capitalizations of more than $1 billion.
  2. SEI VP LARGE CAP VALUE FUND -- The investment objective of the SEI VP Large Cap Value Fund is long-term growth of capital and income.
      The Fund invests primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion.
  3. SEI VP SMALL CAP GROWTH FUND -- The investment objective of the SEI VP Small Cap Growth Fund is long-term capital appreciation.
      The Fund invests primarily in common stocks of U.S. companies with market capitalizations less than $2 billion.
  4. SEI VP SMALL CAP VALUE FUND -- The investment objective of the SEI VP Small Cap Value Fund is capital appreciation.
      The Fund invests primarily in common stocks of U.S. companies with market capitalizations of less than $2 billion.
  5. SEI VP INTERNATIONAL EQUITY FUND -- The SEI VP International Equity Fund seeks to provide long-term capital appreciation by investing primarily in a diversified portfolio of equity securities of non-U.S. issuers.
  6. SEI VP EMERGING MARKETS EQUITY FUND -- The SEI VP Emerging Markets Equity Fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.
  7. SEI VP EMERGING MARKETS DEBT FUND -- The investment objective of the SEI VP Emerging Markets Debt Fund is to maximize total return.
      The Fund invests primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging market countries and of entities organized to restructure the outstanding debt of such issuers.
  8. SEI VP CORE FIXED INCOME FUND -- The investment objective of the SEI VP Core Fixed Income Fund is current income consistent with the preservation of capital.
      The Fund invests primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities.
  9. SEI VP HIGH YIELD BOND FUND -- The investment objective of the SEI VP High Yield Bond Fund is to maximize total return.
      The Fund invests primarily in fixed income securities that are rated below investment grade ("junk bonds"), including corporate bonds and debentures, convertible and preferred securities, and zero coupon obligations.
  10. SEI VP INTERNATIONAL FIXED INCOME FUND -- The SEI VP International Fixed Income Fund seeks to provided capital appreciation and current income through investment primarily in investment grade, non-U.S. dollar denominated government, corporate, mortgage-backed and asset-backed fixed income securities.

  11. SEI VP PRIME OBLIGATION FUND -- The SEI VP Prime Obligation Fund seeks to preserve principal value and maintain a high degree of liquidity while providing current income.

FUND SHARES
We will purchase shares of the funds at net asset value and direct them to the appropriate SUBACCOUNTS of the VAA. We will redeem sufficient shares of the appropriate funds to pay ANNUITY PAYOUTS, DEATH BENEFITS, surrender/ withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one SUBACCOUNT to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.
Shares of the funds are not sold directly to the general public. They are sold to LINCOLN LIFE, and may be sold to other insurance companies, for investment of the assets of the SUBACCOUNTS established by those insurance companies to fund variable annuity and variable life insurance contracts.

When the TRUST sells shares in any of its funds both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When the TRUST sells shares in any of its funds to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The TRUST currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various CONTRACTOWNERS participating in a fund could conflict. The TRUST'S Board of Trustees will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectus for the TRUST.

REINVESTMENT OF DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to CONTRACTOWNERS as additional units, but are reflected as changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

WE RESERVE THE RIGHT, WITHIN THE LAW, TO ADD, DELETE AND SUBSTITUTE THE TRUST AND/OR FUNDS WITHIN THE VAA. We may also add, delete, or substitute the TRUST or funds only for certain classes of CONTRACTOWNERS. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of CONTRACTOWNERS.

Substitutions may be made with respect to existing investments or the investments of future PURCHASE PAYMENTS, or both. We may close SUBACCOUNTS to allocations of PURCHASE PAYMENTS or ACCOUNT VALUE, or both, at any time in our sole discretion. The funds, which sell their shares to the SUBACCOUNTS pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the SUBACCOUNTS.

Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion. We will not substitute shares of one fund for another without any necessary approval by the SEC. We will also provide you advance written notice.

CHARGES AND OTHER DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services--See Additional services and the SAI for more information on these programs), maintaining records, administering ANNUITY PAYOUTS, furnishing accounting and valuation services (including the calculation and monitoring of daily SUBACCOUNT values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone and Internet fund transfer services.

The risks we assume include: the risk that ANNUITANTS receiving ANNUITY PAYOUTS under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that DEATH BENEFITS paid will exceed the actual ACCOUNT VALUE; and the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account.

DEDUCTIONS FROM THE VAA FOR SEI SELECT VARIABLE ANNUITY

We apply a charge to the daily net asset value of the VAA. There is an administrative charge of 0.15% plus a mortality and expense risk charge of 1.10% for the Account Value death benefit, 1.15% for the Return of Principal death benefit, 1.25% for the Annual Step-up death benefit, 1.40% for the 5% step-up death benefit, 1.45% for the EEB Rider (without 5% Step-up), and 1.50% for the EEB Rider (in combination with 5% Step-up). For contracts with the bonus option, an additional .20% charge applies.

SURRENDER CHARGE
A surrender charge applies (except as described below) to surrenders and withdrawals of other PURCHASE PAYMENTS that have been invested for the periods indicated as follows:

                                  Number of contract
                                  anniversaries since
                                  PURCHASE PAYMENT was
                                  invested
  -----------------------------------------------------------------
                                         AT LEAST
                                         --------------------------
                                  LESS THAN
                                  ONE YEAR   1   2   3   4   5   6   +
  ---------------------------------------------------------------------
  Surrender charge as a
    percentage of the
    surrendered or withdrawn
    PURCHASE PAYMENTS             7%         6   5   4   3   2   1   0


For contracts with the bonus option, a surrender charge applies (except as described below) to surrenders and withdrawals of PURCHASE PAYMENTS that have been invested for the periods indicated as follows:


                                  Number of contract
                                  anniversaries since
                                  PURCHASE PAYMENT was
                                  invested
  -------------------------------------------------------------------------
                                         AT LEAST
                                         ----------------------------------
                                  LESS THAN
                                  ONE YEAR   1   2   3   4   5   6   7   8   +
  -----------------------------------------------------------------------------
  Surrender charge as a
    percentage of the
    surrendered or withdrawn
    PURCHASE PAYMENTS             8.5%       8.5 8   7   6   5   4   3   2   0

A surrender charge does not apply to:

 1. For contracts without the bonus option, a surrender or withdrawal of a PURCHASE PAYMENT beyond the seventh anniversary since the PURCHASE PAYMENT was invested.


 2. For contracts with the bonus option, a surrender or withdrawal of a PURCHASE PAYMENT beyond the ninth anniversary since the PURCHASE PAYMENT was invested.


 3. Withdrawals of ACCOUNT VALUE during a CONTRACT YEAR to the extent that the total ACCOUNT VALUE withdrawn during the current CONTRACT YEAR does not exceed the FREE AMOUNT which is equal to the greater of 10% of the current ACCOUNT VALUE or 10% of the total PURCHASE PAYMENTS;


 4. A surrender or withdrawal of any PURCHASE PAYMENTS as a result of the onset of a permanent and total disability of the CONTRACTOWNER as defined in
    Section 22(e)(3) of the tax code, after the effective date of the contract and before the 65th birthday of the CONTRACTOWNER. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies. For contracts with the bonus option or employee or SELLING GROUP version of the contract, withdrawn PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply.


 5. When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;


 6. A surrender or withdrawal of any PURCHASE PAYMENTS as a result of admittance of the CONTRACTOWNER to an accredited nursing home or equivalent health care facility, where the admittance into the nursing home occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days. For contracts with the bonus option or employee or SELLING GROUP version of the contract, withdrawn PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply.


 7. A surrender or withdrawal of any PURCHASE PAYMENTS as a result of the diagnosis of a terminal illness of the CONTRACTOWNER. The diagnosis must occur after the effective date of the contract and result in a life expectancy of less than one year as determined by a qualified professional medical practitioner. For contracts with the bonus option or employee or SELLING GROUP version of the contract, withdrawn PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply.


 8. A surrender of the contract as a result of the death of the CONTRACTOWNER, joint owner or ANNUITANT. However if an owner, joint owner or ANNUITANT is changed for any reason other than death of a prior owner, joint owner or ANNUITANT the surrender charge is not waived. See The contracts -- Death benefit before annuity commencement date.


 9. A surrender of BONUS CREDITS and PERSISTENCY CREDITS.


10. ACCOUNT VALUE applied to calculate the benefit amount under any ANNUITY PAYOUT option made available by LINCOLN LIFE. For contracts with the bonus option or employee or SELLING GROUP version of the contract, PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply. (This does not apply if the INCOME4LIFE-REGISTERED TRADEMARK-Solution is selected.)


11. Periodic payments made under any ANNUITY PAYOUT option made available by LINCOLN LIFE.


12. Regular income payments made under INCOME4LIFE-REGISTERED TRADEMARK-
    Solution.

For purposes of calculating the surrender charge on withdrawals, LINCOLN LIFE assumes that:
a. The FREE AMOUNT will be withdrawn from PURCHASE PAYMENTS on a "first in-first out (FIFO)" basis.

b. Prior to the end of the initial surrender charge period, any amount withdrawn above the FREE

AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:
    1.  from PURCHASE PAYMENTS (on a FIFO basis) until exhausted; then
    2.  from EARNINGS until exhausted.

c. Beyond the initial surrender charge period, any amount withdrawn above the FREE AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:

    1. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
    2.  from EARNINGS until exhausted; then
    3. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge still applies until exhausted.
The surrender charge is calculated separately for each PURCHASE PAYMENT. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when CONTRACTOWNERS surrender or withdraw before distribution costs have been recovered.
If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the ANNUITANT or joint ANNUITANT will be considered the CONTRACTOWNER or joint owner for purposes of determining when a surrender charge does not apply.
ACCOUNT FEE
During the accumulation period, we will deduct $40 from the ACCOUNT VALUE on each contract anniversary to compensate us for the administrative services provided to you; this $40 account fee will also be deducted from the ACCOUNT VALUE upon surrender. This fee may be lower in certain states, if required. The account fee will be waived for any contract with an ACCOUNT VALUE that is equal to or greater than $50,000 on the contract anniversary. There is no account fee on contracts issued to Employees or Selling Group Members.
RIDER CHARGES
A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. See the rider for any applicable fee or expense.
DEDUCTIONS FOR PREMIUM TAXES
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the ACCOUNT VALUE when incurred, or at another time of our choosing.
The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 5.0%.
OTHER CHARGES AND DEDUCTIONS

Charges may also be imposed during the regular income and annuity payout period. See INCOME4LIFE-REGISTERED TRADEMARK- Solution (IRA) and (Non-Qualified) and Annuity payouts.

There are additional deductions from and expenses paid out of the assets of the underlying TRUST that are more fully described in the prospectuses for the TRUST.
ADDITIONAL INFORMATION
The administrative charge, surrender charges and account fee described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or
(4) any other circumstances which reduce distribution or administrative expenses. The exact amount of charges and fees applicable to a particular contract will be stated in that contract.
THE CONTRACTS
PURCHASE OF CONTRACTS
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for processing a purchase order is received, an initial PURCHASE PAYMENT and its corresponding BONUS CREDIT, if applicable, will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial PURCHASE PAYMENT for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the PURCHASE PAYMENT and its corresponding BONUS CREDIT, if applicable, will be returned immediately.

Once the application is complete, the initial PURCHASE PAYMENT must be priced within two business days.

WHO CAN INVEST


To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The CONTRACTOWNER, joint owner and ANNUITANT cannot be older than age 90 for contracts issued without the bonus option, and age 85 for contracts issued with the bonus option. Maximum issue age applies to all CONTRACTOWNERS and ANNUITANTS. If an ANNUITANT is changed, the new ANNUITANT must be under the maximum issue age at the time the change is effective.


PURCHASE PAYMENTS

PURCHASE PAYMENTS are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $25,000 ($10,000 for Employees and Selling Group Members). The minimum annual amount for additional PURCHASE PAYMENTS is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). PURCHASE PAYMENTS in total may not exceed $2 million without LINCOLN LIFE approval. If you stop making PURCHASE PAYMENTS , the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. PURCHASE PAYMENTS may be made or, if stopped, resumed at any time until the ANNUITY COMMENCEMENT DATE, the surrender of the contract, or the death of the CONTRACTOWNER, whichever comes first. LINCOLN LIFE reserves the right to limit PURCHASE PAYMENTS made to the contract.

SEI REWARDS PROGRAM


For contracts that meet the eligibility requirements for this program, a credit of 1% of the deposit amount will be paid into the contract for each deposit made. Eligibility for this credit is based on the total amount of nonqualified assets that the CONTRACTOWNER, spouse, and children under age 21 have invested in SEI mutual funds, separate account programs, and individual variable annuities. The total amount of these assets must be greater than $1 million in order to qualify for the 1% credit. In addition, the total ACCOUNT VALUE, including the amount of any deposit being made, must be greater than $200,000. This credit will not be considered to be a PURCHASE PAYMENT for income tax purposes, even though it is credited at the time the PURCHASE PAYMENT is made. There is no charge for this credit.


BONUS CREDITS


The following discussion on BONUS CREDITS applies only if you elected to add the bonus option to your contract.


In some states, the term BONUS CREDIT may be referred to as value enhancement or a similar term in the contract.


For each PURCHASE PAYMENT made into the contract, LINCOLN LIFE will credit the contract with a BONUS CREDIT equal to 3% of the PURCHASE PAYMENTS (a higher percentage will be available to SELLING GROUP individuals). The amount of the BONUS CREDIT will be added to the value of the contract at the same time and allocated in the same percentage as the PURCHASE PAYMENT.



LINCOLN LIFE offers a variety of variable annuity contracts. During the surrender charge period, the amount of the BONUS CREDIT may be more than offset by higher surrender charges associated with the BONUS CREDITS. Similar products that do not offer BONUS CREDITS and have lower fees and charges may provide larger cash surrender values than this contract. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.


PERSISTENCY CREDITS


For contracts that elect the bonus option at issue, CONTRACTOWNERS will also receive a PERSISTENCY CREDIT on a quarterly basis after the fourteenth contract anniversary. The amount of the PERSISTENCY CREDIT is calculated by multiplying the ACCOUNT VALUE, less any PURCHASE PAYMENTS that have not been invested in the contract for at least 14 years, by 0.05%. This PERSISTENCY CREDIT will be allocated to the variable SUBACCOUNTS and the fixed account in proportion to the ACCOUNT VALUE in each variable SUBACCOUNT and fixed account at the time the PERSISTENCY CREDIT is paid into the contract.


There is no additional charge to receive this PERSISTENCY CREDIT, and in no case will the PERSISTENCY CREDIT be less than zero.

VALUATION DATE

ACCUMULATION and ANNUITY UNITS will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (VALUATION DATE). On any date other than a VALUATION DATE, the ACCUMULATION UNIT value and the ANNUITY UNIT value will not change.

ALLOCATION OF PURCHASE PAYMENTS AND BONUS CREDITS

PURCHASE PAYMENTS allocated to the variable account are placed into the VAA'S SUBACCOUNTS, each of which invests in shares of its corresponding fund of the TRUST, according to your instructions. Corresponding BONUS CREDITS, if elected, will be allocated to the SUBACCOUNT(S) and/or the fixed side of the contract in the same proportion in which you allocated PURCHASE PAYMENTS.

The minimum amount of any PURCHASE PAYMENT which can be put into any one subaccount is $250. Upon allocation to a SUBACCOUNT, PURCHASE PAYMENTS and any applicable BONUS CREDITS are converted into ACCUMULATION UNITS.

The number of ACCUMULATION UNITS credited is determined by dividing the amount allocated to each SUBACCOUNT by the value of an ACCUMULATION UNIT for that SUBACCOUNT on the VALUATION DATE on which the PURCHASE PAYMENT is received at our home office if received before 4:00 p.m., New York time. If the PURCHASE PAYMENT is received at or after 4:00 p.m., New York time, we will use the ACCUMULATION UNIT value computed on the next VALUATION DATE. The number of ACCUMULATION UNITS determined in this way is not changed by any subsequent change in the value of an ACCUMULATION UNIT. However, the dollar value of an ACCUMULATION UNIT will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

VALUATION OF ACCUMULATION UNITS


PURCHASE PAYMENTS and BONUS CREDITS allocated to the VAA are converted into ACCUMULATION UNITS. This is done by dividing the amount allocated by the value of an ACCUMULATION UNIT for the VALUATION PERIOD during which the PURCHASE PAYMENTS and BONUS CREDITS are allocated to the VAA. The ACCUMULATION UNIT value for each SUBACCOUNT was or will be established at the inception of the SUBACCOUNT. It may increase or decrease from VALUATION PERIOD to VALUATION PERIOD. ACCUMULATION UNIT values are affected by investment performance of the funds, expenses, and deduction of certain charges. The ACCUMULATION UNIT value for a SUBACCOUNT for a later VALUATION PERIOD is determined as follows:


    (1) The total value of the fund shares held in the SUBACCOUNT is calculated by multiplying the number of fund shares owned by the SUBACCOUNT at the beginning of the VALUATION PERIOD by the net asset value per share of the fund at the end of the VALUATION PERIOD, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the VALUATION PERIOD; minus

    (2) The liabilities of the SUBACCOUNT at the end of the VALUATION PERIOD; these liabilities include daily charges imposed on the SUBACCOUNT, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

    (3) The result is divided by the number of SUBACCOUNT units outstanding at the beginning of the VALUATION PERIOD.


The daily charges imposed on a SUBACCOUNT for any VALUATION PERIOD are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the VALUATION PERIOD. Because a different daily charge is imposed for contracts with different DEATH BENEFIT options and those with the bonus option, contracts with different DEATH BENEFIT options will have different corresponding ACCUMULATION UNIT values on any given day.


TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE

You may transfer all or a portion of your investment from one SUBACCOUNT to another. A transfer involves the surrender of ACCUMULATION UNITS in one SUBACCOUNT and the purchase of ACCUMULATION UNITS in the other SUBACCOUNT. A transfer will be done using the respective ACCUMULATION UNIT values determined at the end of the VALUATION DATE on which the transfer request is received. There is no charge for a transfer.

Transfers (within and/or between the variable and fixed SUBACCOUNTS) are limited to twelve (12) per CONTRACT YEAR unless otherwise authorized by LINCOLN LIFE. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross re-investment or portfolio rebalancing programs elected on forms available from us. (See Additional services and the SAI for more information on these programs.)

The minimum amount which may be transferred between SUBACCOUNTS is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a SUBACCOUNT would leave you with less than $300 in the SUBACCOUNT, we may transfer the total balance of the SUBACCOUNT.

A transfer request may be made to our home office using written, telephone or electronic instructions, if the appropriate authorization is on file with us. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the CONTRACTOWNER a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the CONTRACTOWNER on the next VALUATION DATE.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems at LINCOLN LIFE, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our home office.

Requests for transfers will be processed on the VALUATION DATE that they are received when they are received in our customer service center before the end of the VALUATION DATE (normally 4:00 p.m. New York time).

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When thinking about a transfer of ACCOUNT VALUE, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the SUBACCOUNTS, and should LINCOLN LIFE become aware of such disruptive practices, LINCOLN LIFE may refuse to permit such transfers.

Transfers may be delayed as permitted by the 1940 Act.

TRANSFERS TO AND FROM A FIXED ACCOUNT ON OR BEFORE THE ANNUITY COMMENCEMENT DATE

You may transfer all or any part of the ACCOUNT VALUE from the SUBACCOUNT(S) to the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the SUBACCOUNT if less than $2,000. However, if a transfer from a SUBACCOUNT would leave you with less than $300 in the SUBACCOUNT, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the ACCOUNT VALUE from a fixed account to the various SUBACCOUNT(S) subject to the following restrictions: (1) the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period, unless otherwise authorized by LINCOLN LIFE; and (2) the minimum amount which can be transferred is $300 or the amount in the fixed account.

There is no charge to you for a transfer. Transfers are limited to twelve
(12) per CONTRACT YEAR unless otherwise authorized by LINCOLN LIFE. Transfers made as a part of an automatic transfer program will not be counted against these twelve transfers. Transfers of all or a portion of a fixed account (other than automatic transfer programs) may be subject to an interest adjustment.

Transfers may be delayed as permitted by the 1940 Act.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE


If you select INCOME4LIFE-REGISTERED TRADEMARK- Solution, your transfer rights and restrictions for the variable SUBACCOUNTS are the same as they were on or before the ANNUITY COMMENCEMENT DATE, except that no money may be transferred to the fixed side of the contract.



If you do not select INCOME4LIFE-REGISTERED TRADEMARK- Solution, you may transfer all or a portion of your investment in any SUBACCOUNT to another SUBACCOUNT. Those transfers will be limited to three times per CONTRACT YEAR. You may also transfer from a variable annuity payment to a fixed annuity payment. However, transfers from a fixed annuity payment to a variable annuity payment are not permitted. NO TRANSFERS ARE ALLOWED FROM THE FIXED SIDE OF THE CONTRACT TO THE SUBACCOUNTS.


ADDITIONAL SERVICES

There are four additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. In order to take advantage of one of these services, you will need to complete the election form for the service that is available from us. For further detailed information on these services, please see Advertising and sales literature in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account or certain variable SUBACCOUNTS into the variable SUBACCOUNTS on a monthly basis.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your ACCOUNT VALUE.

The cross-reinvestment service allows you to automatically transfer the ACCOUNT VALUE in a designated variable SUBACCOUNT that exceeds a baseline amount to another specific variable SUBACCOUNT at specific intervals.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of ACCOUNT VALUE allocated to each variable account SUBACCOUNT. The rebalancing may take place monthly, quarterly, semi-annually or annually.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

The following provisions apply prior to the ANNUITY COMMENCEMENT DATE.

You may designate a BENEFICIARY during your lifetime and change the BENEFICIARY by filing a written request with our home office. Each change of BENEFICIARY revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of BENEFICIARY.

Upon the death of the CONTRACTOWNER, a DEATH BENEFIT will be paid to the BENEFICIARY. Upon the death of a joint owner, the DEATH BENEFIT will be paid to the surviving joint owner. Upon the death of an ANNUITANT who is not the CONTRACTOWNER or joint owner, a DEATH BENEFIT may be paid to the CONTRACTOWNER (and joint owner, if applicable, in equal shares). If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the death of the ANNUITANT will be treated as death of the CONTRACTOWNER. Only the ACCOUNT VALUE as of the day LINCOLN LIFE approves the payment of the claim is available on the death of the CONTRACTOWNER or joint owner, if the CONTRACTOWNER or joint owner was changed subsequent to the effective date of this contract unless the change occurred because of the death of the prior CONTRACTOWNER or joint owner.

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If an ANNUITANT who is not the CONTRACTOWNER or joint owner dies, then the contingent ANNUITANT, if named, becomes the ANNUITANT and no DEATH BENEFIT is payable on the death of the ANNUITANT. If no contingent ANNUITANT is named, the CONTRACTOWNER (or younger of joint owners) becomes the ANNUITANT. Alternatively, a DEATH BENEFIT may be paid to the CONTRACTOWNER (and joint owner, if applicable, in equal shares).

Notification of the election of this DEATH BENEFIT must be received by LINCOLN LIFE within 75 days of the death of the ANNUITANT. The contract terminates when any DEATH BENEFIT is paid due to the death of the ANNUITANT. Only the ACCOUNT VALUE as of the day LINCOLN LIFE approves the payment of the claim is available on the death of the ANNUITANT if the ANNUITANT has been changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior ANNUITANT.

The value of the DEATH BENEFIT will be determined as of the date on which the death claim is approved for payment. This approval of the DEATH BENEFIT will occur upon receipt of: (1) proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed (including selection of a settlement option). If the BENEFICIARY is a minor, court documents appointing the guardian/custodian must be submitted.

Notwithstanding any provision of this contract to the contrary, the payment of DEATH BENEFITS provided under this contract must be made in compliance with Code
Section 72(s) or 401(a)(9) as applicable, as amended from time to time. DEATH BENEFITS may be taxable. See Federal tax matters.

ACCOUNT VALUE DEATH BENEFIT. The DEATH BENEFIT is equal at all times to the ACCOUNT VALUE on the date on which the death claim is approved by us for payment.


RETURN OF PRINCIPAL DEATH BENEFIT. The DEATH BENEFIT is equal to the greater of the ACCOUNT VALUE on the date on which the death claim is approved by us for payment or the sum of all PURCHASE PAYMENTS minus withdrawals, including any applicable charges, and premium tax incurred. This DEATH BENEFIT may also be referred to as Guarantee of Principal in your contract.


ANNUAL STEP-UP DEATH BENEFIT. If the death occurs before the ANNUITY COMMENCEMENT DATE and the Annual Step-Up death benefit is in effect, the DEATH BENEFIT paid will be the greatest of:

(1) the ACCOUNT VALUE as of the day on which LINCOLN LIFE approves the payment of the claim;

(2) the sum of all PURCHASE PAYMENTS less the sum of all withdrawals, including any applicable charges, and premium tax incurred; or


(3) the highest ACCOUNT VALUE which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any PURCHASE PAYMENTS on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the CONTRACTOWNER, joint owner or ANNUITANT for whom the death claim is approved for payment. The highest ACCOUNT VALUE is adjusted for certain transactions. It is increased by PURCHASE PAYMENTS and is decreased by partial withdrawals, including any applicable charges, and any premium taxes incurred on or subsequent to the contract anniversary on which the highest ACCOUNT VALUE is obtained.



This DEATH BENEFIT may also be referred to as EGMDB in your contract.



5% STEP-UP DEATH BENEFIT. The DEATH BENEFIT is equal to the greatest of four amounts:



(1) the ACCOUNT VALUE on the date on which the death claim is approved by us for payment;



(2) the sum of all PURCHASE PAYMENTS minus withdrawals, partial annuitizations, and premium tax incurred;



(3) the highest ACCOUNT VALUE on any contract anniversary prior to the 81st birthday of the deceased, increased by PURCHASE PAYMENTS and decreased by partial withdrawals, partial annuitizations, and premium tax incurred subsequent to the contract anniversary on which the highest ACCOUNT VALUE is obtained; or



(4) the accumulation of all PURCHASE PAYMENTS minus the accumulation of all withdrawals, partial annuitizations and premium tax; where each PURCHASE PAYMENT, withdrawal, partial annuitization and premium tax will be accumulated daily at an annual rate of 5% from the date of the PURCHASE PAYMENT, withdrawal, partial annuitization and premium tax until the earlier of the date of death of the deceased (owner, joint owner or ANNUITANT) or the contract date anniversary immediately preceding the 81st birthday of the deceased (owner, joint owner, or ANNUITANT) except that the accumulation of any PURCHASE PAYMENT, withdrawal, partial annuitization and premium tax will not exceed 200% of that PURCHASE PAYMENT, withdrawal, partial annuitization and premium tax.


When applying for a contract, an applicant can request a contract with the 5% Step-Up death benefit. The 5% Step-Up death benefit is not available under contracts issued to a CONTRACTOWNER, joint owner or ANNUITANT who is age 80 or older at the time of issuance. If the 5% Step-Up death benefit is not elected at the time of issue, you cannot select it at a later time.

After a contract is issued, the CONTRACTOWNER may discontinue the 5% Step-Up, Annual Step-Up and Return of Principal death benefit at any time by completing the Death Benefit Discontinuance form and sending it to LINCOLN LIFE. The benefit will be discontinued as of the VALUATION DATE we receive the request, and the DEATH BENEFIT will be a lower DEATH BENEFIT as chosen by the client, and we will stop deducting the charge for the former

                                                                              15
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DEATH BENEFIT as of that date. See Charges and other deductions. If you discontinue the benefit, it cannot be reinstated.

ESTATE ENHANCEMENT BENEFIT RIDER (EEB RIDER). The amount of DEATH BENEFIT payable under this Rider is the greatest of the following amounts:

  (1) The ACCOUNT VALUE on the VALUATION DATE the DEATH BENEFIT is approved by LINCOLN LIFE for payment.

  (2) The sum of all PURCHASE PAYMENTS, minus all withdrawals, including any applicable charges, and premium tax incurred, if any.


  (3) The highest ACCOUNT VALUE which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any PURCHASE PAYMENT on the contract anniversary) prior to the 81st birthday of the deceased CONTRACTOWNER, joint owner (if applicable), or ANNUITANT and prior to the death of the CONTRACTOWNER, joint owner or ANNUITANT for whom a death claim is approved for payment. The highest ACCOUNT VALUE is adjusted for certain transactions. It is increased by PURCHASE PAYMENTS made on or after that contract anniversary on which the highest ACCOUNT VALUE is obtained. It is decreased by partial withdrawals, including any applicable charges, and premium taxes incurred, if any, on or after that contract anniversary on which the highest ACCOUNT VALUE is obtained.


  (4) (Only if this Rider is elected in combination with the 5% Step-Up death benefit): The accumulation of all PURCHASE PAYMENTS minus the accumulation of all withdrawals, including any applicable charges, and premium tax incurred. These PURCHASE PAYMENTS, withdrawals, including any applicable charges, and premium tax incurred are accumulated at an annual rate of 5% from the date of the transaction to the earlier of the date of death of the deceased person or the contract anniversary immediately preceding the deceased person's 81st birthday. Each transaction is accumulated separately to a maximum of 200% of the transaction. The accumulation as of the contract anniversary immediately preceding the 81st birthday of the deceased CONTRACTOWNER, joint owner or ANNUITANT will then be increased by PURCHASE PAYMENTS made on or subsequent to that contract anniversary and decreased by withdrawals, including any applicable charges and premium tax incurred, if any, on or subsequent to the contract anniversary.

  (5) The ACCOUNT VALUE on the VALUATION DATE the DEATH BENEFIT is approved by LINCOLN LIFE for payment plus an amount equal to the Enhancement Rate times the lesser of: (1) the contract earnings; or (2) the covered earnings limit. [Note: If there are no contract EARNINGS, there will not be an amount provided under this item (5).]

The Enhancement Rate is based on the age of the oldest CONTRACTOWNER, joint owner (if applicable), or ANNUITANT on the date when the Rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age 70 to 75, the rate is 25%. The EEB Rider is not available if the oldest CONTRACTOWNER, joint owner (if applicable), or ANNUITANT is age 76 or older at the time the Rider would become effective.

Contract EARNINGS equals:

  (1) the ACCOUNT VALUE as of the date of death of the individual for whom a death claim is approved by LINCOLN LIFE for payment; minus

  (2) the ACCOUNT VALUE as of the effective date of this Rider (determined before the allocation of any PURCHASE PAYMENTS on that date); minus

  (3) each PURCHASE PAYMENT that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus

  (4) the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract EARNINGS immediately prior to the withdrawal.

The covered EARNINGS limit equals 200% of:

  (1) the ACCOUNT VALUE as of the effective date of this Rider (determined before the allocation of any PURCHASE PAYMENTS on that date); plus

  (2) each PURCHASE PAYMENT that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the CONTRACTOWNER, joint owner (if applicable) or ANNUITANT; minus

  (3) the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract EARNINGS immediately prior to the withdrawal.

The Estate Enhancement Benefit will not be paid if the CONTRACTOWNER, joint owner or ANNUITANT is changed after the effective date of the Rider unless the change is the result of the surviving spouse continuing the contract. A change in CONTRACTOWNER, joint owner (if applicable), or ANNUITANT will reduce the DEATH BENEFIT to the ACCOUNT VALUE for the new individual.

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THE EEB RIDER MAY NOT BE AVAILABLE IN ALL STATES AND IS NOT CURRENTLY AVAILABLE
FOR CONTRACTS SOLD AS IRAS OR ROTH IRAS. PLEASE CHECK WITH YOUR INVESTMENT REPRESENTATIVE REGARDING AVAILABILITY OF THIS RIDER. Contracts purchased before the EEB Rider becomes available in your state may add the Rider if it becomes available, but the request to add the Rider must be received by LINCOLN LIFE within six months after state approval. Contracts purchased after the Rider becomes available in your state may only elect the Rider at the time of purchase.

If you elect the EEB Rider after purchase, the benefit will take effect as of the VALUATION DATE following our receipt of the election request, and we will begin deducting the charge for the Rider as of that date. Should you elect the EEB Rider at time of purchase the benefit will take effect on the VALUATION DATE at time of issue and we will begin deducting the charge on that date.

The EEB Rider may not be terminated unless you surrender the contract or the contract is in the ANNUITY PAYOUT period. AS THIS RIDER MAY NOT BE AVAILABLE TO ALL CLASSES OF CONTRACTOWNERS, PLEASE CONTACT YOUR INVESTMENT REPRESENTATIVE.


ACCUMULATED BENEFIT ENHANCEMENT (ABE(SM)) In addition to the DEATH BENEFIT offered under the contract, we also provide to eligible CONTRACTOWNERS of non-qualified contracts an Accumulated Benefit Enhancement (ABE(SM)) Death Benefit option, if requested at the time of application, at no additional charge. You are eligible to receive the ABE(SM) Death Benefit if:



- you are utilizing the proceeds of a variable annuity contract of an insurer not affiliated with LINCOLN LIFE to purchase the contract. (Prior contracts with loans or collateral assignments are not eligible for this benefit).



- the cash surrender value of the prior contract(s) is at least $50,000 at the time of the surrender (amounts above $2,000,000 will require LINCOLN LIFE approval);



- all CONTRACTOWNERS, joint owners and ANNUITANTS must be under the age of 76 as of the contract date (as shown in your contract) to select this benefit;



- the CONTRACTOWNERS, joint owners and ANNUITANTS of this contract must have been owners or ANNUITANTS of the prior contract(s);



- the CONTRACTOWNER must also select one of the following DEATH BENEFIT options offered under the contract: the Annual Step-Up Death Benefit, 5% Step-Up, Estate Enhancement Benefit (EEB) or EEB with 5% Step-Up.



Whenever this ABE(SM) Death Benefit is in effect, the DEATH BENEFIT amount will be the greater of the DEATH BENEFIT chosen under the contract and this ABE(SM) Death Benefit. Any DEATH BENEFIT will be paid in the manner defined within the contract (see the discussions on death benefits before the annuity commencement date and general death benefit information in the Prospectus).



Upon the death of any CONTRACTOWNER, joint owner or annuitant, the ABE(SM) Death Benefit will be equal to the sum of all PURCHASE PAYMENTS made under the new contract, plus the Enhancement Amount, minus all withdrawals, including any applicable charges and any premium tax incurred. However, if the death occurs in the first CONTRACT YEAR, only 75% of the Enhancement Amount will be used to calculate the ABE(SM) Death Benefit.



The Enhancement Amount is equal to the excess of the prior contract's documented death benefit(s) over the actual cash surrender value received by LINCOLN LIFE. However, LINCOLN LIFE will impose a limit on the prior contract's death benefit equal to the lesser of:



    1)  140% of the prior contract's cash value; or



    2)  the prior contract's cash value plus $400,000.



In addition, if the actual cash surrender value received by LINCOLN LIFE is less than 95% of the documented cash value from the prior carrier, the prior contract's death benefit will be reduced proportionately according to the reduction in cash value amounts.



For this ABE(SM) Death Benefit to be effective, documentation of the death benefit and cash value from the prior carrier(s) must be provided to LINCOLN LIFE at the time of the application. LINCOLN LIFE will only accept these amounts in a format provided by the prior carrier. Examples of this documentation include: the prior company's periodic customer statement, a statement on the prior company's letterhead, or a printout from the prior company's website. This documentation cannot be more than ninety (90) days old at the time of the application. You may provide updated documentation prior to the contract date if it becomes available from your prior carrier.



If more than one annuity contract is exchanged to LINCOLN LIFE, the Enhancement Amount will be calculated for each prior contract separately, and then added together to determine the total Enhancement Amount.



Under the new contract, upon the death of any CONTRACTOWNER, joint owner or ANNUITANT who was not a CONTRACTOWNER or ANNUITANT on the contract date, the ABE(SM) Death Benefit will be equal to the CONTRACT VALUE under the new contract as of the date the death claim is approved by LINCOLN LIFE for payment if the CONTRACTOWNER or ANNUITANT on the contract has been changed after the contract is issued (unless the change occurred because of the death of a CONTRACTOWNER, joint owner or ANNUITANT). If any CONTRACTOWNER, joint owner or ANNUITANT is changed due to a death and the new CONTRACTOWNER, joint owner or ANNUITANT is age 76 or older when added to the contract,


                                                                              17
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then the ABE(SM) Death Benefit for this new CONTRACTOWNER, joint owner or
ANNUITANT will be equal to the CONTRACT VALUE as of the date the death claim is approved by LINCOLN LIFE for payment.



This ABE(SM) Death Benefit will terminate on the earliest of:



    1) the VALUATION DATE the selected DEATH BENEFIT option of the contract is changed; or



    2)  the ANNUITY COMMENCEMENT DATE.



IT IS IMPORTANT TO REALIZE THAT THIS ABE(SM) DEATH BENEFIT WILL IN MANY CASES BE LESS THAN THE DEATH BENEFIT FROM YOUR PRIOR COMPANY. THIS IS ALWAYS TRUE IN THE FIRST YEAR, WHEN ONLY 75% OF THE ENHANCEMENT AMOUNT IS AVAILABLE.



THE ABE(SM) DEATH BENEFIT MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR INVESTMENT REPRESENTATIVE REGARDING AVAILABILITY.


GENERAL DEATH BENEFIT INFORMATION


THE ACCOUNT VALUE, RETURN OF PRINCIPAL, ANNUAL STEP-UP, 5% STEP-UP AND EEB RIDER (IN COMBINATION WITH, OR WITHOUT, THE 5% STEP-UP) DEATH BENEFITS ARE SEPARATE DEATH BENEFIT ELECTIONS. ONLY ONE OF THESE SIX DEATH BENEFIT ELECTIONS MAY BE IN EFFECT AT ANY ONE TIME AND THESE ELECTIONS TERMINATE IF YOU ELECT AN INCOME4LIFE-REGISTERED TRADEMARK- SOLUTION.


If there are joint owners, upon the death of the first CONTRACTOWNER, LINCOLN LIFE will pay a DEATH BENEFIT to the surviving joint owner. The surviving joint owner will be treated as the primary, designated BENEFICIARY. Any other BENEFICIARY designation on record at the time of death will be treated as a contingent BENEFICIARY. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole CONTRACTOWNER. Upon the death of the spouse who continues the contract, LINCOLN LIFE will pay a DEATH BENEFIT to the designated BENEFICIARY(S).

If the BENEFICIARY is the spouse of the CONTRACTOWNER, then the spouse may elect to continue the contract as the new CONTRACTOWNER. Should the surviving spouse elect to continue the contract, a portion of the DEATH BENEFIT may be credited to the contract. Any portion of the DEATH BENEFIT that would have been payable (if the contract had not been continued) that exceeds the current ACCOUNT VALUE will be credited to the contract.

If the contract is continued in this way, and the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the ANNUITANT at the time the Estate Enhancement Benefit is paid into the contract. The contract EARNINGS and the covered EARNINGS limit will be reset, treating the current ACCOUNT VALUE (after crediting any DEATH BENEFIT amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving ANNUITANT is 76 or older, the DEATH BENEFIT payable will become the greatest of the first four amounts listed above and the total annual charge will be reduced to 1.40% for Annual Step-Up and 1.55% for 5% Step-up.

Unless otherwise provided in the BENEFICIARY designation, one of the following procedures will take place on the death of a BENEFICIARY:

  1. If any BENEFICIARY dies before the CONTRACTOWNER, that BENEFICIARY'S interest will go to any other BENEFICIARIES named, according to their respective interests; and/or

  2. If no BENEFICIARY survives the CONTRACTOWNER, the proceeds will be paid to the CONTRACTOWNER'S estate.

Unless the CONTRACTOWNER has already selected a settlement option, the BENEFICIARY may choose the method of payment of the DEATH BENEFIT. The DEATH BENEFIT payable to the BENEFICIARY or joint owner must be distributed within five years of the CONTRACTOWNER'S date of death unless the BENEFICIARY begins receiving within one year of the CONTRACTOWNER'S death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the BENEFICIARY'S life expectancy.

If the DEATH BENEFIT becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an ANNUITY PAYOUT. Upon the death of the ANNUITANT, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of DEATH BENEFITS. This payment may be postponed as permitted by the Investment Company Act of 1940.

OWNERSHIP

The owner on the date of issue will be the person designated in the contract specifications. If no owner is designated, the ANNUITANT(S) will be the owner. The owner may name a joint owner.

As CONTRACTOWNER, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all CONTRACTOWNERS and their designated BENEFICIARIES; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. Non-qualified contracts may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.

18
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JOINT OWNERSHIP

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

ANNUITANT


The following rules apply prior to the ANNUITY COMMENCEMENT DATE. You may name only one ANNUITANT [unless you are a tax-exempt entity, then you can name two joint ANNUITANTS]. You (if the CONTRACTOWNER is a natural person) have the right to change the ANNUITANT at any time by notifying LINCOLN LIFE of the change. The new ANNUITANT must be under age 90 for contracts without the bonus option, age 85 for contracts with the bonus option as of the effective date of the change. This change may cause a reduction of the DEATH BENEFIT on the death of the ANNUITANT. See The contracts -- Death benefit.


A contingent ANNUITANT may be named or changed by notifying LINCOLN LIFE in writing.

On or after the ANNUITY COMMENCEMENT DATE, the ANNUITANT or joint ANNUITANTS may not be changed. Contingent ANNUITANT designations are no longer applicable.

SURRENDERS AND WITHDRAWALS

Before the ANNUITY COMMENCEMENT DATE, we will allow the surrender of the contract or a withdrawal of the ACCOUNT VALUE upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the ANNUITY COMMENCEMENT DATE depend on the ANNUITY PAYOUT option selected.


The amount available upon surrender/withdrawal is the ACCOUNT VALUE less any applicable charges, fees, and taxes at the end of the VALUATION PERIOD during which the written request for surrender/withdrawal is received at the home office. The minimum amount which can be withdrawn is $300. If a withdrawal would reduce your ACCOUNT VALUE below $1,000, we may surrender the contract. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all SUBACCOUNTS within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total ACCOUNT VALUE. Surrenders and withdrawals from the fixed account may be subject to an interest adjustment. See Fixed side of the contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the home office. The payment may be postponed as permitted by the 1940 Act.


There are charges associated with surrender of a contract or withdrawal of ACCOUNT VALUE. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining ACCOUNT VALUE. See Charges and other deductions.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal tax matters.

LINCOLN LIFE reserves the right to surrender this contract if any withdrawal reduces the total ACCOUNT VALUE to a level at which this contract may be surrendered in accordance with applicable law for individual deferred annuities.


INCOME4LIFE-REGISTERED TRADEMARK- SOLUTION FOR IRA CONTRACTS



The INCOME4LIFE-REGISTERED TRADEMARK- Solution for IRA contracts provides you variable, periodic regular income payments. This option, when available in your state, is subject to a charge, computed daily equal to an annual rate of 1.65% of the net asset value of the VAA. This charge consists of an administrative charge of 0.15% and a mortality and expense risk charge of 1.50%. An additional charge of .20% will be applied to contracts with the bonus option. If the INCOME4LIFE-REGISTERED TRADEMARK- Solution begins at issue, the charge will begin on the effective date of a new contract. The charge will begin fourteen days prior to the date the initial regular income payment is due based on the CONTRACTOWNER'S election for existing contracts.



The INCOME4LIFE-REGISTERED TRADEMARK- Solution is only available for IRA contracts (excluding SEP and SARSEP markets) with an ACCOUNT VALUE of $50,000 or more and only if the ANNUITANT is age 59 1/2 or older at the time the option is elected. You may elect the INCOME4LIFE-REGISTERED TRADEMARK- Solution at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to our home office. If you make additional PURCHASE PAYMENTS, an option to start a new program under the INCOME4LIFE-REGISTERED TRADEMARK- Solution may be provided. There is no guarantee that INCOME4LIFE-REGISTERED TRADEMARK- Solution will be available in the future as we reserve the right to discontinue this option at any time.



Any prior DEATH BENEFIT election (i.e. Account Value, Return of Principal, Annual Step-Up, 5% Step-Up or EEB Rider) will terminate once you elect the INCOME4LIFE-REGISTERED TRADEMARK- Solution.


Please refer to Federal tax matters for a discussion of the tax consequences of distributions from qualified retirement plans.


If an INCOME4LIFE-REGISTERED TRADEMARK- Solution is selected, the applicable transfer provisions among SUBACCOUNTS will continue to be those specified in your annuity contract for transfers on or before the ANNUITY COMMENCEMENT DATE. See The contracts.


Assumed interest rates of 3%, 4%, 5% and 6% may be available. See Annuity payouts-Variable annuity payouts for a more detailed explanation.


REGULAR INCOME. The INCOME4LIFE-REGISTERED TRADEMARK- Solution option provides for variable, periodic regular income payments during a defined period of time (the "Access Period"), and after the Access Period for as long as an ANNUITANT is living. We determine the initial regular income payment based in part on the assumed investment rate you choose. Subsequent regular income payments will be adjusted annually with the performance of the SUBACCOUNTS selected. For example, if net investment performance for the year is 3% higher (annualized) than the assumed rate, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment performance is 3% lower than the assumed rate, the regular income payment will decrease by approximately 3%. Regular income payments are not subject to any surrender charges or interest adjustments. See Charges and other deductions.



ACCESS PERIOD. During the Access Period you select, you will be able to access your Account Value through withdrawals. We will establish the minimum (currently 5 years) and maximum Access Periods at the time you elect the INCOME4LIFE-REGISTERED TRADEMARK- Solution. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to rules in effect at that time, you may extend or shorten the Access Period by sending us notice. If you do, subsequent regular income payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue regular income payments for your life.



ACCOUNT VALUE. The initial Account Value is the ACCOUNT VALUE at the time you elect the INCOME4LIFE-REGISTERED TRADEMARK- Solution. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses, and will be reduced by regular income payments made and any withdrawals taken.


After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero. Regular income payments will continue for as long as any ANNUITANT is living, and will continue to be adjusted for investment performance of the SUBACCOUNTS your ANNUITY UNITS are invested in.

WITHDRAWALS. You may request a withdrawal at any time during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments will be reduced proportionately. See Federal tax matters-Tax treatment of qualified contracts. Withdrawals are subject to any applicable interest adjustment and surrender charges, except when amounts may be withdrawn free of surrender charges. See Charges and other deductions.

SURRENDER. At any time during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made.


SURVIVOR BENEFIT. During the Access Period the survivor benefit is the Account Value. If you die during the Access Period, the INCOME4LIFE-REGISTERED TRADEMARK- Solution will terminate. Your BENEFICIARY may start a new INCOME4LIFE-REGISTERED TRADEMARK- Solution program. If your spouse's life was also used to determine the regular income payment during the Access Period, and the spouse dies, the regular income payment may be recalculated. Following the Access Period, the survivor benefit will be the remaining guaranteed regular income payments, if any; otherwise, there is no survivor benefit.


DELAY OF PAYMENTS

Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (other than weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect CONTRACTOWNERS.

REINVESTMENT PRIVILEGE

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned. This election must be made within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. A representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of ACCUMULATION UNITS which will be credited when the proceeds are reinvested will be based on the value of the ACCUMULATION UNIT(S) on the next VALUATION DATE. This computation will occur following receipt of the proceeds and request for reinvestment at the home office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT


We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. If any proposed change legally requires a vote of the contractholders, we will notify you about the nature of the proposed change and request your vote on the matter before implementing such a change.


COMMISSIONS

Commissions are paid to dealers under different commission options. The maximum commission paid as a percentage of each purchase payment is 6.50%. Alternate commission schedules are available with lower initial commission amounts based on PURCHASE PAYMENTS plus ongoing annual compensation of up to 1.00%. Upon annuitization, the commissions paid to dealers are a maximum of 3.00% of account annuitized and/or an annual continuing commission of up to 1.00% of statutory reserves. These commissions are not deducted from PURCHASE PAYMENTS or ACCOUNT VALUE; they are paid by us. In the future, additional sales incentives may be provided to dealers.

CONTRACTOWNER QUESTIONS


The obligations to purchasers under the contracts are those of LINCOLN LIFE. Questions about your contract should be directed to us at 1-800-338-0355.


ANNUITY PAYOUTS

When you apply for a contract, you may select any ANNUITY COMMENCEMENT DATE permitted by law.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the ACCOUNT VALUE may be used to purchase an annuity.

You may elect ANNUITY PAYOUTS in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the variable annuity options available.

ANNUITY OPTIONS

LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT and ends with the last payout before the death of the ANNUITANT. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a DEATH BENEFIT for BENEFICIARIES. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYOUTS IF THE ANNUITANT DIES BEFORE THE DATE SET FOR THE FIRST PAYOUT; ONLY ONE PAYOUT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYOUT, AND SO ON.

LIFE ANNUITY WITH PAYOUTS GUARANTEED FOR DESIGNATED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the ANNUITANT. The designated period is selected by the CONTRACTOWNER.

JOINT LIFE ANNUITY. This option offers a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor. The designated period is selected by the CONTRACTOWNER.

JOINT LIFE AND TWO THIRDS TO SURVIVOR ANNUITY. This option provides a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two thirds of the periodic payout made when both were alive.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY WITH GUARANTEED PERIOD. This option provides a periodic payout during the joint lifetime of the ANNUITANT and a joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the ANNUITANTS dies during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

UNIT REFUND LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT with the guarantee that upon death a payout will be made of the value of the number of ANNUITY UNITS (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the ANNUITY UNIT value for the date payouts begin, minus (b) the ANNUITY UNITS represented by each payout to the ANNUITANT multiplied by the number of payouts paid before death. The value of the number of ANNUITY UNITS is computed on the date the death claim is approved for payment by the home office.


Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an ANNUITY PAYOUT option as a method of paying the DEATH BENEFIT to a BENEFICIARY. If you do, the BENEFICIARY cannot change this payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk charge of 1.25% and the charge for administrative services of .15% will be assessed on all variable ANNUITY PAYOUTS (except for the INCOME4LIFE-REGISTERED TRADEMARK- Solution), including options that may be offered that do not have a life contingency and therefore no mortality risk.

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined using:

  1. The ACCOUNT VALUE on the ANNUITY COMMENCEMENT DATE, less any applicable premium taxes;

  2.  The annuity tables contained in the contract;

  3.  The annuity option selected; and

  4.  The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

  1.  Determine the dollar amount of the first periodic payout; then

  2. Credit the contract with a fixed number of ANNUITY UNITS equal to the first periodic payout divided by the ANNUITY UNIT value; and

  3.  Calculate the value of the ANNUITY UNITS each period thereafter.

ANNUITY PAYOUTS assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state, please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by LINCOLN LIFE. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

GENERAL INFORMATION


A DEATH BENEFIT is not available AFTER THE ANNUITY COMMENCEMENT DATE. The ANNUITY COMMENCEMENT DATE is usually on or before the CONTRACTOWNER'S
90th birthday. You may change the ANNUITY COMMENCEMENT DATE, change the annuity option or change the allocation of the investment among SUBACCOUNTS up to 30 days before the scheduled ANNUITY COMMENCEMENT DATE, upon written notice to the home office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a BENEFICIARY in a lump sum, the BENEFICIARY may choose any ANNUITY PAYOUT option.


Unless you select another option, the contract automatically provides for a life annuity with ANNUITY PAYOUTS guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in case of joint life annuity) will be paid to your BENEFICIARY as payouts become due.


INCOME4LIFE-REGISTERED TRADEMARK- SOLUTION


(NON-QUALIFIED ANNUITY CONTRACTS ONLY)


We also offer a variable ANNUITY PAYOUT option for non-qualified contracts. The INCOME4LIFE-REGISTERED TRADEMARK- Solution, when available in your state, is subject to a charge, computed daily of an annual rate of 1.65% of the net asset value of the VAA. This charge consists of an administrative charge of 0.15% and a mortality and expense risk charge of 1.50%. An additional charge of .20% will apply to contracts with the bonus option. If the INCOME4LIFE-REGISTERED TRADEMARK- Solution begins at issue, the charge will begin on the effective date of a new contract. The charge will begin fourteen days prior to the date the initial regular income payment is due based on the CONTRACTOWNER'S election for existing contracts.



If your ACCOUNT VALUE is at least $50,000, you may elect the INCOME4LIFE-REGISTERED TRADEMARK- Solution at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to our home office. The fixed account is not available with the INCOME4LIFE-REGISTERED TRADEMARK- Solution. Additional PURCHASE PAYMENTS will not be accepted after INCOME4LIFE-REGISTERED TRADEMARK- is elected. There is no guarantee that INCOME4LIFE-REGISTERED TRADEMARK- will be available in the future as we reserve the right to discontinue this option at any time.


Assumed interest rates of 3%, 4%, 5% and 6% may be available. See Annuity payouts--Variable annuity payouts above for a more detailed explanation.


REGULAR INCOME. The INCOME4LIFE-REGISTERED TRADEMARK- Solution provides for variable, periodic regular income payments during a defined period of time (the "Access Period") and after the Access Period for as long as an ANNUITANT is living. We determine the initial regular income payment based in part on the assumed investment rate you choose. Each subsequent regular income payment will be adjusted up or down with the performance of the SUBACCOUNTS selected. For example, if net investment performance for the year is 3% higher (annualized) than the assumed rate, the regular income payment will increase by approximately 3%. Conversely, if actual net investment performance is 3% lower than the assumed rate, the regular income payment will decrease by approximately 3%. Regular income payments are not subject to any surrender charges. See Federal tax matters--Taxation of annuity payouts.

ACCESS PERIOD. During the Access Period you select, you will be able to access your Account Value (as defined below) through withdrawals. We will establish the minimum (currently 5 years) and maximum Access Periods at the time you elect the INCOME4LIFE-REGISTERED TRADEMARK- Solution. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods.



ACCOUNT VALUE. The initial Account Value is the ACCOUNT VALUE on the VALUATION DATE the INCOME4LIFE-REGISTERED TRADEMARK- Solution is effective, less any applicable premium taxes. During the Access Period, the Account Value will be increased/ decreased by any investment gains/losses, and will be reduced by regular income payments made and any withdrawals taken.


After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero. Regular income payments will continue for as long as any ANNUITANT is living, and will continue to be adjusted for investment performance of the SUBACCOUNTS your ANNUITY UNITS are invested in.

WITHDRAWALS. You may request a withdrawal at any time during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments will be reduced proportionately. See Federal tax matters--Taxation of withdrawals and surrenders. Withdrawals are subject to any applicable surrender charges, except when amounts may be withdrawn free of surrender charges. See Charges and other deductions.

SURRENDER. At any time during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made.

SURVIVOR BENEFIT. During the Access Period the survivor benefit is the Account Value. Following the Access Period, the survivor benefit will be the remaining guaranteed regular income payments, if any; otherwise there is no survivor benefit.

FIXED SIDE OF THE CONTRACT

PURCHASE PAYMENTS allocated to the fixed side of the contract become part of LINCOLN LIFE'S general account, and DO NOT participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, LINCOLN LIFE has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. LINCOLN LIFE has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an interest rate of not less than 3.0% per year on amounts held in a fixed account. Any amount withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to an interest adjustment (see Interest adjustment below) and other charges (see Charges and other deductions). The interest adjustment will NOT reduce the amount available for a surrender, withdrawal or transfer below the value it would have had if 3% interest had been credited to the fixed subaccount.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE AT LINCOLN LIFE'S SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

GUARANTEED PERIODS

The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period.

The owner may allocate PURCHASE PAYMENTS to one or more fixed subaccounts with guaranteed periods of 1, 3 and 5 years. The minimum amount of any PURCHASE PAYMENT that can be allocated to a fixed subaccount is $2,000. Each PURCHASE PAYMENT allocated to a fixed subaccount will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed subaccount. A fixed subaccount guarantee period ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, transferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the interest adjustment. Each guaranteed period PURCHASE PAYMENT will be treated separately for purposes of determining any applicable interest adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable surrender charges, account fees and premium taxes.

LINCOLN LIFE will notify the CONTRACTOWNER in writing at least 60 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless LINCOLN LIFE receives, prior to the end of a guaranteed period, a written election by the CONTRACTOWNER. The written election may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable SUBACCOUNT from among those being offered by LINCOLN LIFE. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per CONTRACT YEAR or the additional fixed account transfer restrictions.

INTEREST ADJUSTMENT


Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than dollar cost averaging, cross-reinvestment, portfolio rebalancing or regular income under INCOME4LIFE-REGISTERED TRADEMARK- Solution transfers) will be subject to an interest adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to an interest adjustment. The interest adjustment will be applied to the amount being surrendered, withdrawn or transferred. The interest adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. In general, the interest adjustment reflects the relationship between the yield rate in effect at the time a PURCHASE PAYMENT is allocated to a fixed subaccount's guaranteed period under the contract and the yield rate in effect at the time of the PURCHASE PAYMENT'S surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the PURCHASE PAYMENT was allocated, then the application of the interest adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the PURCHASE PAYMENT, then the application of the interest adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.


The interest adjustment is calculated by multiplying the transaction amount by:

  (1+A)TO THE POWER OF n
-------------------------- -1
 (1+B+K)TO THE POWER OF n

where:

A = yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the subaccount's guaranteed period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.

K = a 0.25% adjustment (unless otherwise limited by applicable state law). This adjustment builds into the formula a factor representing direct and indirect costs to LINCOLN LIFE associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will be no interest adjustment.

N = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the interest adjustment.

FEDERAL TAX MATTERS

INTRODUCTION

The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

TAXATION OF NONQUALIFIED ANNUITIES

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax code, such as an IRA or a section 403(b)plan.

TAX DEFERRAL ON EARNINGS

The Federal income tax law generally does not tax any increase in your ACCOUNT VALUE until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

- An individual must own the contract (or the tax law must treat the contract as owned by the individual).

- The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

- Your right to choose particular investments for a contract must be limited.

- The ANNUITY COMMENCEMENT DATE must not occur near the end of the ANNUITANT'S life expectancy.

CONTRACTS NOT OWNED BY THE INDIVIDUAL

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the ACCOUNT VALUE over the PURCHASE PAYMENTS for the contract. Examples of contracts where the owner pays current tax on the contract's EARNINGS are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

INVESTMENTS IN THE VAA MUST BE DIVERSIFIED

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the ACCOUNT VALUE over the contract PURCHASE PAYMENTS. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

RESTRICTIONS

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate ACCOUNT VALUE among SUBACCOUNTS may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

AGE AT WHICH ANNUITY PAYOUTS BEGIN

Federal income tax rules do not expressly identify a particular age by which ANNUITY PAYOUTS must begin. However, those rules do require that an annuity contract provide for amortization, through ANNUITY PAYOUTS, of the contract's PURCHASE PAYMENTS and EARNINGS. If ANNUITY PAYOUTS under the contract begin or are scheduled to begin on a date past the ANNUITANT'S 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the ACCOUNT VALUE over the PURCHASE PAYMENTS of the contract.

TAX TREATMENT OF PAYMENTS

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your ACCOUNT VALUE until there is a distribution from your contract.

TAXATION OF WITHDRAWALS AND SURRENDERS

You will pay tax on withdrawals to the extent your ACCOUNT VALUE exceeds your PURCHASE PAYMENTS in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your PURCHASE PAYMENTS. In certain circumstances, your PURCHASE PAYMENTS are reduced by amounts received from your contract that were not included in income.

TAXATION OF ANNUITY PAYOUTS

The tax code imposes tax on a portion of each ANNUITY PAYOUT (at ordinary income tax rates) and treats a portion as a nontaxable return of your PURCHASE PAYMENTS in the contract. We will notify you annually of the taxable amount of your ANNUITY PAYOUT. Once you have recovered the total amount of the PURCHASE PAYMENT in the contract, you will pay tax on the full amount of your ANNUITY PAYOUTS. If ANNUITY PAYOUTS end because of the ANNUITANT'S death and before the total amount of the PURCHASE PAYMENTS in the contract has been received, the amount not received generally will be deductible.

TAXATION OF DEATH BENEFITS

We may distribute amounts from your contract because of the death of a CONTRACTOWNER or an ANNUITANT. The tax treatment of these amounts depends on whether you or the ANNUITANT dies before or after the ANNUITY COMMENCEMENT DATE.

- Death prior to the ANNUITY COMMENCEMENT DATE--

    - If the BENEFICIARY receives DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as ANNUITY PAYOUTS.

    - If the BENEFICIARY does not receive DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as withdrawal.

- Death after the ANNUITY COMMENCEMENT date--

    - If DEATH BENEFITS are received in accordance with the existing ANNUITY PAYOUT option, they are excludible from income if they do not exceed the PURCHASE PAYMENTS not yet distributed from the contract. All ANNUITY PAYOUTS in excess of the PURCHASE PAYMENTS not previously received are includible in income.

    - If death benefits are received in a lump sum, the tax law imposes tax on the amount of DEATH BENEFITS which exceeds the amount of PURCHASE PAYMENTS not previously received.

PENALTY TAXES PAYABLE ON WITHDRAWALS, SURRENDERS, OR ANNUITY PAYOUTS

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders or ANNUITY PAYOUTS that:

- you receive on or after you reach age 59 1/2,

- you receive because you became disabled (as defined in the tax law),

- a BENEFICIARY receives on or after your death, or

- you receive as a series of substantially equal periodic payments for your life (or life expectancy).

SPECIAL RULES IF YOU OWN MORE THAN ONE ANNUITY CONTRACT

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an ANNUITY PAYOUT, a surrenderor a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, withdrawal or an ANNUITY PAYOUT that you must include in income and the amount that might be subject to the penalty tax described above.

LOANS AND ASSIGNMENTS

Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of your ACCOUNT VALUE, as a withdrawal of such amount or portion.

GIFTING A CONTRACT

If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your ACCOUNT'S VALUE, you will pay tax on your ACCOUNT VALUE to the extent it exceeds your PURCHASE PAYMENTS not previously received. The new owner's PURCHASE PAYMENTS in the contract would then be increased to reflect the amount included in income.

CHARGES FOR A CONTRACT'S DEATH BENEFIT

Your contract may provide an additional DEATH BENEFIT for which you pay a charge. It is possible that the tax law may treat all or a portion of the additional charge as a contract withdrawal.

LOSS OF INTEREST DEDUCTION

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the ACCOUNT VALUE. Entities that are considering purchasing a contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with Traditional and Roth IRAs. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than general information about use of the contract with various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Effective January 1, 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 raises limits on the amount of purchase payments that can be made to most qualified plans and qualified contracts. The new law also increases the transferability of assets between these various plans and contracts. Your tax advisor should be contacted concerning the ramifications of this new law upon you.

TYPES OF QUALIFIED CONTRACTS AND TERMS OF CONTRACTS

Currently, we may issue contracts in connection with the following types of qualified plans:

- Individual Retirement Accounts and Annuities ("Traditional IRAs")

- Roth IRAs.

We will amend contracts to be used with a qualified plan as generally necessary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

TAX TREATMENT OF QUALIFIED CONTRACTS

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,

- Federal tax rules limit the amount of PURCHASE PAYMENTS that can be made, and the tax deduction or exclusion that may be allowed for the PURCHASE PAYMENTS. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

Under Traditional IRAs, the ANNUITANT must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

TAX TREATMENT OF PAYMENTS

Federal income tax rules generally include distributions from a qualified contract in the recipient's income as ordinary income. These taxable distributions will include PURCHASE PAYMENTS that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is included in income since a deduction or exclusion from income was taken for PURCHASE PAYMENTS. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

The IRS has issued new proposed regulations effective January 1, 2002 concerning required minimum distributions. The proposed regulations may impact the distribution method you have chosen and the amount of your distribution. Please contact you tax adviser regarding the tax ramification.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

FEDERAL PENALTY TAXES PAYABLE ON DISTRIBUTIONS

The tax code may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or ANNUITY PAYOUT:

- received on or after the ANNUITANT reaches age 59 1/2,

- received on or after the ANNUITANT'S death or because of the ANNUITANT'S disability (as defined in the tax law),

- received as a series of substantially equal periodic payments for the ANNUITANT'S life (or life expectancy), or

- received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

TRANSFERS AND DIRECT ROLLOVERS

In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified adviser should always be consulted before you move or attempt to move funds between any qualified plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans and contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or section 457 plans.) The direct rollover rules require that we withhold Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. Before we send a rollover distribution, we will provide the recipient with a notice explaining these requirements and how the 20% withholding can be avoided by electing a direct rollover.

DEATH BENEFIT AND IRAS


Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Annual Step-Up and 5% Step-Up DEATH BENEFITS from being provided under the contracts when we issue the contract as Traditional IRAs or Roth IRAs. However, the law is unclear and it is possible that the presence of these DEATH BENEFITS under a contract issued as a Traditional IRA or Roth IRA could result in increased taxes to you. Further guidance from the IRS may cause us to limit the availability of one or more of these DEATH BENEFIT options.


FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or ANNUITY PAYOUT is requested, we will give the recipient an explanation of the withholding requirements.

TAX STATUS OF LINCOLN LIFE

Under existing Federal income tax laws, LINCOLN LIFE does not pay tax on investment income and realized capital gains of the VAA. LINCOLN LIFE does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

CHANGES IN LAW

The above discussion is based on the tax code, IRS regulations and interpretations existing on the date of this Prospectus. However, Congress, The IRS and the courts may modify these authorities, sometimes retroactively.

VOTING RIGHTS

As required by law, we will vote the TRUST shares held in the VAA at meetings of the shareholders of the TRUST. The voting will be done according to the instructions of CONTRACTOWNERS who have interests in any SUBACCOUNTS which invest in classes of the TRUST. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the TRUST shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a SUBACCOUNT to the total number of votes attributable to the SUBACCOUNT. In determining the number of votes, fractional shares will be recognized.

TRUST shares of a class held in a SUBACCOUNT for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that SUBACCOUNT. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a SUBACCOUNT will receive proxy voting material, reports and other materials relating to the TRUST. Since the TRUST engage in shared funding, other persons or entities besides LINCOLN LIFE may vote TRUST shares. See Investments of the variable annuity account -- Fund shares.

DISTRIBUTION OF THE CONTRACTS

LINCOLN LIFE is the distributor and principal underwriter of the contracts. Under an agreement with LINCOLN LIFE, SEI Investment Distribution Co. (SEI) will assist LINCOLN LIFE in forming the selling group. SEI will also perform certain functions in support of the selling group. The contracts will be sold by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with LINCOLN LIFE and have been licensed by state insurance departments to represent us. LINCOLN LIFE will offer the contracts in all states it is licensed to do business.

RETURN PRIVILEGE

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the home office at P.O. Box 7878, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the ACCOUNT VALUE as of the VALUATION DATE on which we receive the cancellation request, plus any premium taxes plus mortality and expense risk charges and administrative charges proportionately attributable to any BONUS CREDITS, less any BONUS CREDITS paid into the contract by us. In addition, if the CONTRACT VALUE on the date of cancellation is less than the sum of PURCHASE PAYMENTS minus withdrawals, we will also return both the investment loss and fund management fees, each in an amount that is proportionately attributable to any BONUS CREDITS. No surrender charges or interest adjustment will apply. A PURCHASER WHO PARTICIPATES IN THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return only the PURCHASE PAYMENT(S).

STATE REGULATION

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance.

Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the home office, at least semiannually after the first CONTRACT YEAR, reports containing information required by that Act or any other applicable law or regulation.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, LINCOLN LIFE and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.


LEGAL PROCEEDINGS


LINCOLN LIFE is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

LINCOLN LIFE has settled its potential liability from the sale of interest sensitive universal and participating whole life insurance policies alleged in class action lawsuits against it. The court has approved the settlement and it is now final.

After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under the suits and settlement described above will not have a material adverse effect on the financial position of LINCOLN LIFE.

STATEMENT OF ADDITIONAL
INFORMATION TABLE OF
CONTENTS FOR SEI SELECT VARIABLE ANNUITY
LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T


ITEM
--------------------------------------------------
General information and history of Lincoln Life                              B-2

Special terms                                                                B-2

Services                                                                     B-2

Principal underwriter                                                        B-2

Purchase of securities being offered                                         B-2

For a free copy of the SAI please see page one of this booklet.
ITEM
--------------------------------------------------
Calculation of investment results                                            B-2

Annuity payouts                                                              B-9

Advertising and sales literature                                            B-10

Additional services                                                         B-12

Other information                                                           B-13

Financial statements                                                        B-13

                                   [BAR CODE]

                                                                           PLACE
                                                                           STAMP
                                                                           HERE
                                                                      POSTAL SERVICES
                                                                         WILL NOT
                                                                          DELIVER
                                                                      UNLESS STAMPED

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
ATTN: SEI CUSTOMER SERVICE
P.O. BOX 7878
FORT WAYNE, IN 46801

                                   [BAR CODE]

                STATEMENT OF ADDITIONAL INFORMATION REQUEST CARD

                          SEI SELECT VARIABLE ANNUITY
                   (LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T)

Please send me a copy of the current Statement of Additional Information for SEI SELECT VARIABLE ANNUITY. (Please print)

Name: __________________________________________________________________________

Address: _______________________________________________________________________

City: __________________________________ State: _____________ Zip: _____________

SEI SELECT VARIABLE ANNUITY

LINCOLN LIFE
VARIABLE ANNUITY ACCOUNT T (REGISTRANT)

THE LINCOLN NATIONAL
LIFE INSURANCE COMPANY (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)


This Statement of Additional Information should be read in conjunction with the SEI Select Variable Annuity Prospectus of Lincoln Life Variable Annuity Account T dated February 14, 2002.


You may obtain a copy of the SEI Select Variable Annuity Prospectus on request and without charge. Please write Lincoln SEI Customer Service, The Lincoln National Life Insurance Company, P.O. Box 7878, Fort Wayne, Indiana 46801 or call 1-800-338-0355.

TABLE OF CONTENTS

ITEM                                  PAGE
------------------------------------------
General information and history of
  Lincoln Life                         B-2
Special terms                          B-2
Services                               B-2
Principal underwriter                  B-2
Purchase of securities being offered   B-2

------------------------------------------
ITEM                                  PAGE

Calculation of investment results      B-2
Annuity payouts                        B-9
Advertising and sales literature      B-10
Additional services                   B-12
Other information                     B-13
Financial statements                  B-13


THIS SAI IS NOT A PROSPECTUS.
The date of this SAI is February 14, 2002.

GENERAL INFORMATION AND
HISTORY OF THE
LINCOLN NATIONAL LIFE
INSURANCE COMPANY
(LINCOLN LIFE)

The Lincoln National Life Insurance Company (LINCOLN LIFE), organized in 1905, is an Indiana stock insurance corporation, engaged primarily in the direct issuance of life and health insurance contracts and annuities, and is also a professional reinsurer. LINCOLN LIFE is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, VALUATION DATE, the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

SERVICES

INDEPENDENT AUDITORS


The financial statements of the VARIABLE ANNUITY ACCOUNT (VAA) for the year ended December 31, 2000 and the statutory-basis financial statements of LINCOLN LIFE for the year ended December 31, 2000 appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana, 46802, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.


KEEPER OF RECORDS

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by LINCOLN LIFE or by third parties responsible to LINCOLN LIFE. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LINCOLN LIFE for this service.

PRINCIPAL UNDERWRITER

LINCOLN LIFE is the principal underwriter for the contracts, which are offered continuously. SEI Investment Distribution Co. (SEI) will assist LINCOLN LIFE in forming the selling group. SEI will also perform certain functions in support of the selling group.

PURCHASE OF SECURITIES BEING OFFERED

The variable annuity contracts are offered to the public through certain securities brokers/dealers who have entered into selling group agreements with LINCOLN LIFE and whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the Prospectus under the section Charges and other deductions, the account fee and/or the surrender charge may be reduced or waived.

Both before and after the ANNUITY COMMENCEMENT DATE, there are exchange privileges between SUBACCOUNTS, and from the VAA to the general account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

CALCULATION OF INVESTMENT RESULTS

The paragraphs set forth below represent performance information for the VAA and the SUBACCOUNTS calculated in several different ways.

PRIME OBLIGATION FUND SUBACCOUNT:

At times the VAA may advertise the Prime Obligation SUBACCOUNT'S money market yield. The yield refers to the income generated by an investment in the SUBACCOUNT over a seven-day period. This income is then annualized. The process of annualizing, results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. THE YIELD FIGURE IS BASED ON HISTORICAL EARNINGS AND IS NOT INTENDED TO INDICATE FUTURE PERFORMANCE.

The seven-day yield is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 2000); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the CONTRACTOWNER'S account, and excludes any realized gains and losses from the sale of securities. The Prime Obligation subaccount money market yield as of December 31,

2000: 3.29% Account Value; 3.24% Return of Principal; 3.14% Annual Step-Up; 2.99% for 5% Step-up.

STANDARD INVESTMENT RESULTS:

Standard performance is based on a formula to calculate performance that is prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in any marketing material that discusses the performance of the VAA and the SUBACCOUNTS. THIS INFORMATION REPRESENTS PAST PERFORMANCE AND DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

Average annual return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                     P(1 + T)TO THE POWER OF n  =  ERV
Where:  P    =    a hypothetical initial PURCHASE
                  PAYMENT of $1,000
        T    =    average annual total return for the
                  period in question
        N    =    number of years
        ERV  =    ending redeemable value (as of the
                  end of the period in question) of a
                  hypothetical $1,000 PURCHASE PAYMENT
                  made at the beginning of the 1-year,
                  5-year, or 10-year period in
                  question (or fractional period
                  thereof)

The formula assumes that: (1) all recurring fees have been charged to the CONTRACTOWNER accounts; and (2) there will be a complete redemption upon the anniversary of the 1-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we will report standard performance back to the first date that the fund became available in the VAA. Because standard performance reporting periods of less than one year could be misleading, we may report "N/A's" for standard performance until one year after a fund became available in the VAA.

A. STANDARD PERFORMANCE DATA:
Period Ending December 31, 2000


The performance figures shown reflect the cost of the 5% Step-Up death benefit and the BONUS CREDIT. If CONTRACTOWNERS had chosen to eliminate the 5% Step-Up death benefit and the BONUS CREDIT, their returns would have been higher. The performance figures above do not reflect the cost of the EEB Rider. If CONTRACTOWNERS had elected the EEB Rider, the return would have been lower.



                                                                             SINCE
                                                     1-YEAR      5-YEARS     INCEPTION
                                         SUBACCOUNT  WITH        WITH        WITH
                                         COMMENCED   5% STEP UP  5% STEP UP  5% STEP UP
---------------------------------------------------------------------------------------
SEI VP Large Cap Growth                    5/22/00    (36.9)%      NA             (39.5)%
---------------------------------------
SEI VP Large Cap Value                     5/22/00    (13.1)       NA              (3.4)
---------------------------------------
SEI VP Small Cap Growth                    5/22/00    (31.8)       NA             (23.7)
---------------------------------------
SEI VP Small Cap Value                     5/22/00      4.4        NA              16.6
---------------------------------------
SEI VP International Equity                5/22/00    (33.9)       NA             (34.3)
---------------------------------------
SEI VP Emerging Markets Equity             5/22/00    (21.1)       NA             (38.8)
---------------------------------------
SEI VP Emerging Markets Debt               5/22/00      2.1        NA               5.0
---------------------------------------
SEI VP Core Fixed Income                   5/22/00     (2.6)       NA               3.0
---------------------------------------
SEI VP High Yield Bond                     5/22/00     (6.2)       NA              (5.6)
---------------------------------------
SEI VP International Fixed Income          5/22/00    (15.5)       NA             (11.2)
---------------------------------------
SEI VP Prime Obligation                    5/22/00     (6.5)       NA              (2.4)
---------------------------------------


B. STANDARD PERFORMANCE DATA:
Period Ending December 31, 2000


The performance figures shown reflect the cost of the INCOME4LIFE-REGISTERED TRADEMARK- Solution.



                                         SUBACCOUNT                  10 YEAR/
                                         COMMENCED   1 YEAR  5 YEAR  SINCE INCEPTION
------------------------------------------------------------------------------------
SEI VP Large Cap Growth                    5/22/00   (37.0)%    NA             (39.6)%
---------------------------------------
SEI VP Large Cap Value                     5/22/00   (13.2)     NA              (3.5)
---------------------------------------
SEI VP Small Cap Growth                    5/22/00   (31.8)     NA             (23.8)
---------------------------------------
SEI VP Small Cap Value                     5/22/00     4.3      NA              16.5
---------------------------------------
SEI VP International Equity                5/22/00   (33.9)     NA             (34.4)
---------------------------------------
SEI VP Emerging Markets Equity             5/22/00   (21.2)     NA             (38.9)
---------------------------------------
SEI VP Emerging Markets Debt               5/22/00     2.0      NA               4.8
---------------------------------------
SEI VP Core Fixed Income                   5/22/00    (2.8)     NA               2.9
---------------------------------------
SEI VP High Yield Bond                     5/22/00    (6.3)     NA              (5.7)
---------------------------------------
SEI VP International Fixed Income          5/22/00   (15.6)     NA             (11.3)
---------------------------------------
SEI VP Prime Obligation                    5/22/00    (6.6)     NA              (2.5)
---------------------------------------

NON-STANDARD INVESTMENT RESULTS:
The VAA may report its results over various periods--daily, monthly, three-month, six-month, year-to-date, yearly (fiscal year), three, five, ten years or more and lifetime--and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Performance information for the periods prior to the date that a fund became available in the VAA will be calculated based on (1) the performance of the fund adjusted for contract charges (ie: mortality and expense risk fees, any applicable administrative charges, excluding surrender charges and the annual account fee) and the management and other expenses of the fund and (2) the assumption that the SUBACCOUNTS were in existence for the same periods as indicated for the fund. It may or may not reflect charges for any options that were in effect during the time periods shown. This performance is referred to as non-standardized performance data. Such results may be computed on a cumulative and/or annualized basis. We may provide illustrations of income payments and values during the ANNUITY PAYOUT period, based on historical or hypothetical rates of return that are not guaranteed. We may also report non-standard performance assuming that you deposited $10,000 into a SUBACCOUNT at inception of the underlying fund or 10 years ago (whichever is less). This non-standard performance may be shown as a graph illustrating how that deposit would have increased or decreased in value over time based on the performance of the underlying fund adjusted for contract charges. THIS INFORMATION REPRESENTS PAST PERFORMANCE AND DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE. The investment return and value of a contract will fluctuate so that CONTRACTOWNER'S investment may be worth more or less than the original investment. Cumulative quotations are arrived at by calculating the change in ACCUMULATION UNIT value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period. Annualized quotations are arrived at by applying a formula which reflects the level rate of return, which if earned over the entire base period, would produce the cumulative return.

A. NON-STANDARD PERFORMANCE DATA (ADJUSTED FOR CONTRACT EXPENSE CHARGES):


Period Ending December 31, 2000


The performance figures shown above reflect the cost of the 5% Step-Up death benefit and the BONUS CREDIT. If CONTRACTOWNERS had chosen to eliminate the 5% Step-Up death benefit and the BONUS CREDIT, their returns would have been higher. The performance figures above do not reflect the cost of the EEB Rider. If CONTRACTOWNERS had elected the EEB Rider, the return would have been lower.



                                                                                           AS IF
                                         YTD    1 YEAR  3 YEAR  5 YEAR  10 YEAR  LIFETIME  COMMENCED
-----------------------------------------------------------------------------------------------------
SEI VP Large Cap Growth                  (28.4) (28.4)     NA      NA      NA      (30.7)      4/5/00
---------------------------------------
SEI VP Large Cap Value                    (4.6)  (4.6)     NA      NA      NA        1.6       4/5/00
---------------------------------------
SEI VP Small Cap Growth                  (23.3) (23.3)     NA      NA      NA      (16.6)      4/5/00
---------------------------------------
SEI VP Small Cap Value                    12.9   12.9      NA      NA      NA       19.5       4/5/00
---------------------------------------
SEI VP International Equity              (25.4) (25.4)     NA      NA      NA      (26.0)      4/5/00
---------------------------------------
SEI VP Emerging Markets Equity           (12.6) (12.6)     NA      NA      NA      (30.0)      4/5/00
---------------------------------------
SEI VP Emerging Markets Debt              10.6   10.6      NA      NA      NA        9.1       4/5/00
---------------------------------------
SEI VP Core Fixed Income                   5.9    5.9      NA      NA      NA        7.4       4/5/00
---------------------------------------
SEI VP High Yield Bond                     2.2    2.2      NA      NA      NA       (0.4)      4/5/00
---------------------------------------
SEI International Fixed Income            (7.0)  (7.0)     NA      NA      NA       (5.4)      4/5/00
---------------------------------------
SEI VP Prime Obligation                    2.0    2.0                                3.0
---------------------------------------



B. NON-STANDARD PERFORMANCE DATA (ADJUSTED FOR CONTRACT EXPENSE CHARGES):



Period Ending December 31, 2000



The performance figures shown reflect the cost of the INCOME4LIFE-REGISTERED TRADEMARK- Solution.



                                                                                                AS IF
                                         YTD    1 YEAR   3 YEAR   5 YEAR   10 YEAR   LIFETIME   COMMENCED
----------------------------------------------------------------------------------------------------------
SEI VP Large Cap Growth                  (28.5)  (28.5)      NA       NA       NA       (30.7)      4/5/00
---------------------------------------
SEI VP Large Cap Value                    (4.7)   (4.7)      NA       NA       NA         1.5       4/5/00
---------------------------------------
SEI VP Small Cap Growth                  (23.3)  (23.3)      NA       NA       NA       (16.7)      4/5/00
---------------------------------------
SEI VP Small Cap Value                    12.8    12.8       NA       NA       NA        19.4       4/5/00
---------------------------------------
SEI VP International Equity              (25.4)  (25.4)      NA       NA       NA       (26.1)      4/5/00
---------------------------------------
SEI VP Emerging Markets Equity           (12.7)  (12.7)      NA       NA       NA       (30.1)      4/5/00
---------------------------------------
SEI VP Emerging Markets Debt              10.5    10.5       NA       NA       NA         9.0       4/5/00
---------------------------------------
SEI VP Core Fixed Income                   5.7     5.7       NA       NA       NA         7.3       4/5/00
---------------------------------------
SEI VP High Yield Bond                     2.2     2.2       NA       NA       NA        (0.5)      4/5/00
---------------------------------------
SEI International Fixed Income            (7.1)   (7.1)      NA       NA       NA        (5.5)      4/5/00
---------------------------------------
SEI VP Prime Obligation                    1.9     1.9       NA       NA       NA         2.9       4/5/00
---------------------------------------

INTEREST ADJUSTMENT

The following example illustrates the detailed calculations for a $50,000 deposit into the fixed account with a guaranteed rate of 4.5% for a duration of five years. The intent of the example is to show the effect of the "interest adjustment" and the 3% minimum guarantee under various interest rates on the calculation of the cash surrender (withdrawal) values. Any charges for optional DEATH BENEFIT risks are not taken into account in the example. The effect of the interest adjustment is reflected in the yield rate factor in column (2) and the minimum 3% guarantee is shown under column (4) under the "Surrender Value Calculation". The "Interest Adjustment Tables" and "Minimum Value Calculation" contain the explicit calculation of the yield factors and the 3% minimum guarantee respectively. The "Annuity Value Calculation" and "Minimum Value" calculations assume the imposition of the annual $40 account fee, but that fee is waived if the annuity ACCOUNT VALUE at the end of a CONTRACT YEAR is $100,000 or more. The results would be slightly different in the states where the annual fee is less than $40.

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

Single Premium.........................  $25,000
Premium Taxes..........................  None
Withdrawals............................  None
Guaranteed Period......................  5 years
Guaranteed Interest Rate...............  4.50%
Yield Rate A...........................  5.00%
Yield Rate B...........................  6.00% End of contract year 1
                                         5.50% End of contract year 2
                                         5.00% End of contract year 3
                                         4.00% End of contract year 4
Percentage Adjustment to Index Rate
B......................................  0.25%

                          SURRENDER VALUE CALCULATION

                                                              (3)
                                         (1)      (2)         ADJUSTED  (4)      (5)         (6)        (7)
                                         ANNUITY  YIELD RATE  ANNUITY   MINIMUM  GREATER OF  SURRENDER  SURRENDER
CONTRACT YEAR                            VALUE    FACTOR      VALUE     VALUE    (3) & (4)   CHARGE     VALUE
-------------                            -------  ----------  --------  -------  ----------  ---------  ---------
1......................................  $26,085    0.953765  $24,879   $25,710  $  25,710   $   1,750  $  23,960
2......................................  $27,219    0.978874  $26,644   $26,441  $  26,644   $   1,500  $  25,144
3......................................  $28,404    0.995255  $28,269   $27,195  $  28,269   $   1,250  $  27,019
4......................................  $29,642    1.007194  $29,855   $27,970  $  29,855   $   1,000  $  28,605
5......................................  $30,936         N/A  $30,936   $28,769  $  30,936   $     750  $  30,186

                           ANNUITY VALUE CALCULATION

CONTRACT YEAR
-------------
1......................................                         $25,000 X 1.045 - $40 = $26,085
2......................................                         $26,085 X 1.045 - $40 = $27,219
3......................................                         $27,219 X 1.045 - $40 = $28,404
4......................................                         $28,404 X 1.045 - $40 = $29,642
5......................................                         $29,642 X 1.045 - $40 = $30,936

                          SURRENDER CHARGE CALCULATION

CONTRACT YEAR                            SC Factor Deposit                  Surrender Chg
1......................................                   7.0% X $25,000 =      $1,750
2......................................                   6.0% X $25,000 =      $1,500
3......................................                   5.0% X $25,000 =      $1,250
4......................................                   4.0% X $25,000 =      $1,000
5......................................                   3.0% X $25,000 =      $  750

                         YIELD RATE FACTOR CALCULATION

                                                                                    ADJ-
CONTRACT YEAR                                                 YIELD A    YIELD B    YIELD B    N          RESULT
-------------                                                 --------   --------   --------   --------   --------
1...........................................................   5.00%      6.00%      6.25%       4        0.953765
2...........................................................   5.00%      5.50%      5.75%       3        0.978874
3...........................................................   5.00%      5.00%      5.25%       2        0.995255
4...........................................................   5.00%      4.00%      4.25%       1        1.007194
5...........................................................   5.00%      N/A        N/A        N/A         N/A

                           MINIMUM VALUE CALCULATION

CONTRACT YEAR
-------------
1......................................  $                       25,000 X 1.03 - $40 = $25,710
2......................................  $                       25,710 X 1.03 - $40 = $26,441
3......................................  $                       26,441 X 1.03 - $40 = $27,195
4......................................  $                       27,195 X 1.03 - $40 = $27,970
5......................................  $                       27,970 X 1.03 - $40 = $28,769

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined on the basis of: (1) the dollar value of the contract on the ANNUITY COMMENCEMENT DATE less any applicable premium tax; (2) the annuity tables contained in the contract; (3) the type of ANNUITY OPTION selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable ANNUITY PAYOUTS, LINCOLN LIFE makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of ANNUITY UNITS based on the amount of the first payout; and third, it calculates the value of the ANNUITY UNITS each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable ANNUITY PAYOUT is determined by applying the total value of the ACCUMULATION UNITS credited under the contract valued as of the ANNUITY COMMENCEMENT DATE (less any premium taxes) to the annuity tables contained in the contract. The first VARIABLE ANNUITY PAYOUT will be paid 14 days after the ANNUITY COMMENCEMENT DATE. This day of the month will become the day on which all future ANNUITY PAYOUTS will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum. The first ANNUITY PAYOUT is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the ANNUITANT at the ANNUITY COMMENCEMENT DATE. The assumed interest rate is the measuring point for subsequent ANNUITY PAYOUTS. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than the assumed interest rate, ANNUITY PAYOUTS will decrease. If the assumed rate of interest were to be increased, ANNUITY PAYOUTS would start at a higher level but would decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an ANNUITY COMMENCEMENT DATE, the contract is credited with ANNUITY UNITS for each SUBACCOUNT on which variable ANNUITY PAYOUTS are based. The number of ANNUITY UNITS to be credited is determined by dividing the amount of the first periodic payout by the value of an ANNUITY UNIT in each SUBACCOUNT selected. Although the number of ANNUITY UNITS is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the CONTRACTOWNER'S fixed number of ANNUITY UNITS in each SUBACCOUNT by the appropriate ANNUITY UNIT value for the VALUATION DATE ending 14 days prior to the date that payout is due.

The value of each SUBACCOUNT'S ANNUITY UNIT will be set initially at $1.00. The ANNUITY UNIT value for each SUBACCOUNT at the end of any VALUATION DATE is determined by multiplying the SUBACCOUNT ANNUITY UNIT value for the immediately preceding VALUATION DATE by the product of:

  (a) The net investment factor of the subaccount for the valuation period for which the ANNUITY UNIT value is being determined, and

  (b) A factor to neutralize the assumed investment return in the annuity table.

The value of the ANNUITY UNITS is determined as of a VALUATION DATE 14 days prior to the payment date in order to permit calculation of amounts of ANNUITY PAYOUTS and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

PROOF OF AGE, SEX AND SURVIVAL

LINCOLN LIFE may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.


INCOME4LIFE-REGISTERED TRADEMARK- SOLUTION OPTIONS FOR NON-QUALIFIED CONTRACTS



Regular income payments will be determined on the basis of: (1) the dollar value of the contract on the VALUATION DATE 14 days prior to the initial regular income date, less any applicable premium taxes, and each regular income payment date thereafter; (2) the annuity factor for the INCOME4LIFE-REGISTERED TRADEMARK- Solution option selected; and (3) the investment results of the variable SUBACCOUNTS selected.



INCOME4LIFE-REGISTERED TRADEMARK- Solution annuity factors are based, when applicable, on the 1983 Table "A" Individual Annuity Mortality Table, modified, with an assumed investment return of at the rate of either 3%, 4%, 5% or 6% per annum.



The initial regular income payment is determined by dividing the ACCOUNT VALUE as of the VALUATION DATE 14 days prior to the initial regular income payment date, less any premium taxes, by 1000 and multiplying this result by the INCOME4LIFE-REGISTERED TRADEMARK- Solution annuity factor for the option selected.



The annuity factors vary according to the INCOME4LIFE-REGISTERED TRADEMARK-Solution option selected, the length of the Access Period and the age and gender of the ANNUITANT as of the date the initial regular income payment is calculated. The assumed interest rate is the measuring point for subsequent regular income payment. Each subsequent regular income payment will fluctuate.


If the actual net investment rate (annualized) for the contract exceeds the assumed rate, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment rate for the contract is less than the assumed rate, the regular income payment will decrease. If a higher assumed rate of interest is selected, regular income payments will start at a higher level but will decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex-distinct annuity factors for contracts that are not associated with employer sponsored plans and where not prohibited by law.


During the Access Period each subsequent regular income payment is determined by dividing the ACCOUNT VALUE as of the VALUATION DATE 14 days prior to the regular income payment due date by 1000 and multiplying this result by the annuity factor adjusted for the remaining annuity period. At the end of the Access Period, the periodic regular income payment will purchase ANNUITY UNITS at the then current ANNUNITY UNIT value.



Subsequent regular income payments made after the Access Period will be calculated using ANNUNITY UNITS as described in the Variable annuity payouts section above.



INCOME4LIFE-REGISTERED TRADEMARK- SOLUTION OPTIONS FOR IRA CONTRACTS



Regular income payments will be determined on the basis of: (1) the dollar value of the contract on December 31 of the year prior to the initial regular income payment and each subsequent regular income payment; (2) the annuity factor for the INCOME4LIFE-REGISTERED TRADEMARK- Solution option selected; and (3) the investment results of the fixed and/or variable subaccounts selected.



INCOME4LIFE-REGISTERED TRADEMARK- Solution annuity factors are based, when applicable, on the 1983 Table "A" Individual Annuity Mortality Table, modified, with an assumed investment return of at the rate of either 3%, 4%, 5% or 6% per annum.



The initial regular income payment is determined by dividing the ACCOUNT VALUE as of December 31 of the year prior to the initial regular income payment date by 1000 and multiplying this result by the INCOME4LIFE-REGISTERED TRADEMARK-Solution annuity factor for the option selected.



The annuity factor will vary according to the INCOME4LIFE-REGISTERED TRADEMARK-Solution option selected, the length of the Access Period and the age and gender of the ANNUITANT as of the date the initial regular income payment is calculated. The assumed interest rate is the measuring point for subsequent regular income payment. Regular income payments will be adjusted at the beginning of each calendar year during the Access Period, regardless of whether the ACCOUNT VALUE is invested in fixed or variable subaccounts. After the Access Period each subsequent regular income payment will be adjusted.


If the actual net investment rate (annualized) for the contract, whether based upon a fixed and/or variable subaccounts, exceeds the assumed rate, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment rate for the contract is less than the assumed rate, the regular income payment will decrease. If a higher assumed rate of interest is selected, regular income payments will start at a higher level but will decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex-distinct annuity factors for contracts that are not associated with employer sponsored plans and where not prohibited by law.


During the Access Period, the first regular income payment made in the calendar year will be determined by dividing the ACCOUNT VALUE as of December 31 of the year prior to the regular income payment by 1000 and multiplying this result by the annuity factor adjusted for the remaining annuity period. Any regular income payments due in the same calendar year will be equal to the first regular income payment of the calendar year. This results in the regular income payment remaining level for a full calendar year and then adjusting at the beginning of the next calendar year.



At the end of the Access Period, the periodic regular income payment will purchase ANNUITY UNITS at the then current ANNUITY UNIT value.



Subsequent regular income payments made after the Access Period will be calculated using ANNUITY UNITS as described in the Variable annuity payouts section above. This will result in the regular income payment then fluctuating with each subsequent regular income payment.


ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, LINCOLN LIFE may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which LINCOLN LIFE intends to refer.

EAFE INDEX is prepared by Morgan Stanley Capital International (MSCI). It measures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification representing over 1,000 companies across 20 different countries.

FITCH provides ratings on over 800 insurance entities in close to 30 countries. The Insurance Group maintains three significant analytical staffing centers in Chicago, London and New York, and also coordinates local analytical resources in other parts of the world on behalf of Fitch's global office network.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (VARIABLE ANNUITY RESEARCH AND DATA SERVICE) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S 500 INDEX -- A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC PRICE INDEX -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

RUSSELL 1000 INDEX -- Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

RUSSELL 2000 INDEX -- Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

LEHMAN BROTHERS AGGREGATE BOND INDEX -- Composed of securities from Lehman Brothers Government/Corpo-rate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by market capitalization.

LEHMAN BROTHERS GOVERNMENT/CORPORATE BOND INDEX -- This is a measurement of the movement of approximately 4,200 corporate, publicly traded, fixed-rate, nonconvertible, domestic debt securities, as well as the domestic debt securities issued by the U.S. government or its agencies.

LEHMAN BROTHERS GOVERNMENT INTERMEDIATE BOND INDEX -- Composed of all bonds covered by the Lehman Brothers Government Bond Index (all publicly issued, nonconvertible, domestic debt of the U.S. government or any agency thereof, quasi-federal corporations, or corporate debt guaranteed by the U.S. government) with maturities between one and 9.99 years.

MERRILL LYNCH HIGH YIELD MASTER INDEX -- This is an index of high yield debt securities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than investment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Issues must be in the form of publicly placed nonconvertible, coupon-bearing U.S. domestic debt and must carry a term to maturity of at least one year.

MORGAN STANLEY EMERGING MARKETS FREE INDEX -- A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.

MORGAN STANLEY WORLD CAPITAL INTERNATIONAL WORLD INDEX -- A market capitalization weighted index composed of companies representative of the market structure of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.

MORGAN STANLEY PACIFIC BASIN (EX-JAPAN) INDEX -- An arithmetic, market value-weighted average of the performance of securities listed on the stock exchanges of the following Pacific Basin Countries: Australia, Hong Kong, Malaysia, New Zealand and Singapore.

NAREIT EQUITY REIT INDEX -- All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.

SALOMON BROTHERS WORLD GOVERNMENT BOND (NON US) INDEX -- A market capitalization weighted index consisting of government bond markets of the following 13 countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.

SALOMON BROTHERS 90 DAY TREASURY -- Bill Index-Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecutive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.

STANDARD AND POOR'S INDEX (S&P 400) -- Consists of 400 domestic stocks chosen for market size, liquidity, and industry representations.

STANDARD AND POOR'S UTILITIES INDEX -- The utility index is one of several industry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.

In its advertisements and other sales literature for the VAA and the TRUST funds, LINCOLN LIFE intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the VARIABLE ANNUITY ACCOUNT over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

INTERNET. An electronic communications network which may be used to provide information regarding LINCOLN LIFE, performance of the SUBACCOUNTS and advertisement literature.

ADDITIONAL SERVICES

DOLLAR COST AVERAGING (DCA) -- You may systematically transfer, on a monthly basis, amounts from certain SUBACCOUNTS, or the fixed side of the contract into the SUBACCOUNTS. You may elect to participate in the DCA program at the time of application or at anytime before the ANNUITY COMMENCEMENT DATE by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between 6 and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the ANNUITY COMMENCEMENT DATE;
(2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or interest adjustment which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

AUTOMATIC WITHDRAWAL SERVICE (AWS) -- AWS provides an automatic, periodic withdrawal of ACCOUNT VALUE to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the CONTRACTOWNER. You may elect to participate in AWS at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to our home office. The minimum ACCOUNT VALUE required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending written request to our home office. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess applicable surrender charges on those withdrawals. See Charges and other deductions -- Surrender charge.

PORTFOLIO REBALANCING -- Portfolio rebalancing is an option, which, if elected by the CONTRACTOWNER, restores to a pre-determined level the percentage of the ACCOUNT VALUE, allocated to each variable SUBACCOUNT. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to LINCOLN LIFE. If portfolio rebalancing is elected, all PURCHASE PAYMENTS allocated to the variable SUBACCOUNTS must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the CONTRACTOWNER. Once the portfolio rebalancing option is activated, any variable account SUBACCOUNT transfers executed outside of the portfolio rebalancing program will terminate the portfolio rebalancing program. Any subsequent PURCHASE PAYMENT or withdrawal that modifies the account balance within each variable SUBACCOUNT may also cause termination of the portfolio rebalancing program. Any such termination will be confirmed to the CONTRACTOWNER. The CONTRACTOWNER may terminate the portfolio rebalancing program or re-enroll at any time by writing LINCOLN LIFE. If telephone authorization has been elected, the CONTRACTOWNER may make these elections by phone. The portfolio rebalancing program is not available following the ANNUITY COMMENCEMENT DATE.

CROSS REINVESTMENT PROGRAM -- Under this option, ACCOUNT VALUE in a designated variable SUBACCOUNT of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable SUBACCOUNT(S) of the contract at specific intervals. You may elect to participate in the cross reinvestment program at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to LINCOLN LIFE or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross reinvestment will continue until we receive authorization to terminate the program.

The minimum holding ACCOUNT VALUE required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.


LINCOLN FINANCIAL GROUP. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets in excess of $95 billion and annual consolidated revenues of $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and financial planning and advisory services.


LINCOLN LIFE'S CUSTOMERS. Sales literature for the VAA and the TRUST'S funds may refer to the number of employers and the number of individual annuity clients which LINCOLN LIFE serves. As of the date of this SAI, LINCOLN LIFE was serving over 15,000 employers and more than 1.5 million individuals.

LINCOLN LIFE'S ASSETS, SIZE. LINCOLN LIFE may discuss its general financial condition (see, for example, the reference to A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 2000 LINCOLN LIFE had statutory admitted assets of over $76 billion.

OTHER INFORMATION

Due to differences in redemption rates, tax treatment or other considerations, the interests of CONTRACTOWNERS under the variable life accounts could conflict with those of CONTRACTOWNERS under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the Prospectus for each fund for more information about mixed funding.


FINANCIAL STATEMENTS



Financial statements of the VAA and the statutory-basis financial statements of LINCOLN LIFE appear on the following pages.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT T
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2001 (UNAUDITED)

                                                      CONTRACT                     MORTALITY &    CONTRACT
                                                      PURCHASES                    EXPENSES       REDEMPTIONS
                                                      DUE FROM                     PAYABLE TO     DUE TO
                                                      THE LINCOLN                  THE LINCOLN    THE LINCOLN
                                                      NATIONAL LIFE                NATIONAL LIFE  NATIONAL LIFE
                                                      INSURANCE                    INSURANCE      INSURANCE
                                         INVESTMENTS  COMPANY        TOTAL ASSETS  COMPANY        COMPANY        NET ASSETS
-----------------------------------------------------------------------------------------------------------------------------
SEI VP Large Cap Growth Subaccount       $13,880,616  $  1,053,053   $ 14,933,669  $   1,595      $         --   $ 14,932,074
SEI VP Large Cap Value Subaccount        $18,327,846       570,407   $ 18,898,253      2,102                --   $ 18,896,151
SEI VP Small Cap Growth Subaccount       $ 4,544,028       195,528   $  4,739,556        506                --   $  4,739,050
SEI VP Small Cap Value Subaccount        $ 7,505,122        16,625   $  7,521,747        831                --   $  7,520,916
SEI VP International Equity Subaccount   $ 8,275,030       306,009   $  8,581,039        945                --   $  8,580,094
SEI VP Emerging Markets Equity
   Subaccount                            $ 3,731,226       192,896   $  3,924,122        422                --   $  3,923,700
SEI VP Emerging Markets Debt Subaccount  $ 6,411,606            --   $  6,411,606        721            34,737   $  6,376,148
SEI VP Core Fixed Income Subaccount      $27,230,854            --   $ 27,230,854      3,205         1,709,119   $ 25,518,530
SEI VP High Yield Bond Subaccount        $ 5,993,358            --   $  5,993,358        685            46,594   $  5,946,079
SEI VP International Fixed Income
   Subaccount                            $ 7,831,864            --   $  7,831,864        903           385,233   $  7,445,728
SEI VP Prime Obligation Subaccount       $ 2,951,699            --   $  2,951,699        353            57,787   $  2,893,559

                                         NON AFFILIATED
--------------------------------------------------------------------------------------------------------------------------------
Investments at Cost                       $124,484,585
Investments at Market                     106,683,249

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)

                                SEI VP            SEI VP         SEI VP
                                LARGE CAP         LARGE CAP      SMALL CAP
                                GROWTH            VALUE          GROWTH
                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends                    $             --  $      76,216  $           --
 - Mortality and expense
   guarantees:
    SEI Variable Annuity C
      Share (1.35% Fee Rate)             (40,108)       (53,312)        (23,665)
    SEI Variable Annuity C
      Share (1.40% Fee Rate)             (48,864)       (62,440)        (27,919)
    SEI Variable Annuity C
      Share (1.50% Fee Rate)             (25,783)       (27,841)         (2,758)
    SEI Variable Annuity C
      Share (1.65% Fee Rate)             (11,230)       (11,815)         (1,295)
    SEI Variable Annuity C
      Share (1.70% Fee Rate)                  (1)            (1)             (1)
    SEI Variable Annuity C
      Share (1.75% Fee Rate)                  (1)            (1)             (1)
    SEI Variable Annuity Fee
      Based (.35% Fee Rate)                   (2)            (3)             (3)
    SEI Variable Annuity Fee
      Based (.40% Fee Rate)                   (2)            (3)             (3)
    SEI Variable Annuity Fee
      Based (.50% Fee Rate)                   (3)            (4)             (3)
    SEI Variable Annuity Fee
      Based (.65% Fee Rate)                   (3)            (5)             (4)
    SEI Variable Annuity Fee
      Based (.70% Fee Rate)                   --             --              --
    SEI Variable Annuity Fee
      Based (.75% Fee Rate)                   --             --              --
                                ----------------  -------------  --------------
NET INVESTMENT INCOME (LOSS)            (125,997)       (79,209)        (55,652)
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                           (46,764)        36,719         (10,253)
 - Net change in unrealized
   appreciation or
   depreciation on investments        (5,809,037)    (1,908,222)     (2,090,357)
------------------------------  ----------------  -------------  --------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS         (5,855,801)    (1,871,503)     (2,100,610)
------------------------------  ----------------  -------------  --------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $     (5,981,798) $  (1,950,712) $   (2,156,262)
------------------------------  ================  =============  ==============

See accompanying notes.

                                                             SEI VP
                                SEI VP        SEI VP         EMERGING
                                SMALL CAP     INTERNATIONAL  MARKETS
                                VALUE         EQUITY         EQUITY
                                SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends                    $    21,043   $         --   $         --
 - Mortality and expense
   guarantees:
    SEI Variable Annuity C
      Share (1.35% Fee Rate)        (34,958)       (28,148)       (17,610)
    SEI Variable Annuity C
      Share (1.40% Fee Rate)        (38,909)       (34,037)       (18,883)
    SEI Variable Annuity C
      Share (1.50% Fee Rate)         (2,916)       (13,841)        (4,710)
    SEI Variable Annuity C
      Share (1.65% Fee Rate)         (1,407)        (3,445)        (1,077)
    SEI Variable Annuity C
      Share (1.70% Fee Rate)             --             (1)            --
    SEI Variable Annuity C
      Share (1.75% Fee Rate)             (1)            (1)            (1)
    SEI Variable Annuity Fee
      Based (.35% Fee Rate)              (3)            (2)            (2)
    SEI Variable Annuity Fee
      Based (.40% Fee Rate)              (3)            (2)            (2)
    SEI Variable Annuity Fee
      Based (.50% Fee Rate)              (5)            (3)            (2)
    SEI Variable Annuity Fee
      Based (.65% Fee Rate)              (6)            (3)            (3)
    SEI Variable Annuity Fee
      Based (.70% Fee Rate)              --             --             --
    SEI Variable Annuity Fee
      Based (.75% Fee Rate)              --             --             --
                                ------------  ------------   ------------
NET INVESTMENT INCOME (LOSS)        (57,165)       (79,483)       (42,290)
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                       25,802        (27,866)       (25,791)
 - Net change in unrealized
   appreciation or
   depreciation on investments     (209,106)    (2,855,702)    (1,377,386)
------------------------------  ------------  ------------   ------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS      (183,304)    (2,883,568)    (1,403,177)
------------------------------  ------------  ------------   ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $  (240,469)  $ (2,963,051)  $ (1,445,467)
------------------------------  ============  ============   ============

                                SEI VP                                    SEI VP
                                EMERGING      SSEI VP       SEI VP        INTERNATIONAL  SEI VP
                                MARKETS       CORE FIXED    HIGH YIELD    FIXED          PRIME
                                DEBT          INCOME        BOND          INCOME         OBLIGATION
                                SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends                    $        --   $    653,096  $   423,798   $         --   $     63,070
 - Mortality and expense
   guarantees:
    SEI Variable Annuity C
      Share (1.35% Fee Rate)        (30,003)       (61,815)     (27,508)       (28,402)        (1,852)
    SEI Variable Annuity C
      Share (1.40% Fee Rate)        (31,681)       (79,923)     (30,513)       (33,185)       (12,041)
    SEI Variable Annuity C
      Share (1.50% Fee Rate)         (1,392)       (19,824)      (1,422)        (3,909)        (3,514)
    SEI Variable Annuity C
      Share (1.65% Fee Rate)           (752)       (19,230)        (765)        (2,094)        (5,106)
    SEI Variable Annuity C
      Share (1.70% Fee Rate)             (1)            (1)          (1)            (1)            (1)
    SEI Variable Annuity C
      Share (1.75% Fee Rate)             (1)            (1)          (1)            (1)            (1)
    SEI Variable Annuity Fee
      Based (.35% Fee Rate)              (3)            (3)          (3)            (3)            (3)
    SEI Variable Annuity Fee
      Based (.40% Fee Rate)              (3)            (3)          (3)            (3)            (3)
    SEI Variable Annuity Fee
      Based (.50% Fee Rate)              (5)            (5)          (3)            (3)            (3)
    SEI Variable Annuity Fee
      Based (.65% Fee Rate)              (5)            (5)          (5)            (5)            (5)
    SEI Variable Annuity Fee
      Based (.70% Fee Rate)              --             --           --             --             --
    SEI Variable Annuity Fee
      Based (.75% Fee Rate)              --             --           --             --             --
                                ------------  ------------  ------------  ------------   ------------
NET INVESTMENT INCOME (LOSS)        (63,846)       472,286      363,574        (67,606)        40,541
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                        2,758         22,069       (5,985)        (4,898)            --
 - Net change in unrealized
   appreciation or
   depreciation on investments      191,907        707,835     (481,633)       (29,202)            --
------------------------------  ------------  ------------  ------------  ------------   ------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS       194,665        729,904     (487,618)       (34,100)            --
------------------------------  ------------  ------------  ------------  ------------   ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $   130,819   $  1,202,190  $  (124,044)  $   (101,706)  $     40,541
------------------------------  ============  ============  ============  ============   ============

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
STATEMENTS OF CHANGES IN NET ASSETS
NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)

                                         SEI VP      SEI VP      SEI VP
                                         LARGE CAP   LARGE CAP   SMALL CAP
                                         GROWTH      VALUE       GROWTH
                                         SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
---------------------------------------------------------------------------
---------------------------------------
NET ASSETS AT DECEMBER 31, 2000           7,221,014   8,671,982   5,145,666
---------------------------------------
Changes From Operations:
  - Net investment income (loss)         $ (125,997) $  (79,209) $  (55,652)
  - Net realized gain (loss) on
   investments                              (46,764)     36,719     (10,253)
  - Net change in unrealized
   appreciation or depreciation on
   investments                           (5,809,037) (1,908,222) (2,090,357)
---------------------------------------  ----------  ----------  ----------
---------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS             (5,981,798) (1,950,712) (2,156,262)
---------------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                   14,199,411  13,456,423   1,852,782
  - Terminated contracts and transfers
   to annuity reserves                     (506,553) (1,281,542)   (103,136)
---------------------------------------  ----------  ----------  ----------
---------------------------------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                13,692,858  12,174,881   1,749,646
---------------------------------------  ----------  ----------  ----------
---------------------------------------
TOTAL INCREASE (DECREASE) IN NET ASSETS   7,711,060  10,224,169    (406,616)
                                         ----------  ----------  ----------
---------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001         $14,932,074 $18,896,151 $4,739,050
                                         ==========  ==========  ==========
---------------------------------------

See accompanying notes.

                                                                    SEI VP       SEI VP                               SEI VP
                                         SEI VP      SEI VP         EMERGING     EMERGING    SEI VP       SEI VP      INTERNATIONAL
                                         SMALL CAP   INTERNATIONAL  MARKETS      MARKETS     CORE FIXED   HIGH YIELD  FIXED
                                         VALUE       EQUITY         EQUITY       DEBT        INCOME       BOND        INCOME
                                         SUBACCOUNT  SUBACCOUNT     SUBACCOUNT   SUBACCOUNT  SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
---------------------------------------
NET ASSETS AT DECEMBER 31, 2000          6,436,431      5,571,424     3,558,290   5,524,175    8,453,381   5,123,463     5,589,782
---------------------------------------
Changes From Operations:
  - Net investment income (loss)         $ (57,165)  $    (79,483)  $   (42,290) $  (63,846) $   472,286  $  363,574  $    (67,606)
  - Net realized gain (loss) on
   investments                              25,802        (27,866)      (25,791)      2,758       22,069      (5,985)       (4,898)
  - Net change in unrealized
   appreciation or depreciation on
   investments                            (209,106)    (2,855,702)   (1,377,386)    191,907      707,835    (481,633)      (29,202)
---------------------------------------  ---------   -------------  -----------  ----------  -----------  ----------  -------------
---------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS              (240,469)    (2,963,051)   (1,445,467)    130,819    1,202,190    (124,044)     (101,706)
---------------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                   1,515,108      6,226,446     1,904,539     858,162   19,179,546   1,086,792     2,496,855
  - Terminated contracts and transfers
   to annuity reserves                    (190,154)      (254,725)      (93,662)   (137,008)  (3,316,587)   (140,132)     (539,203)
---------------------------------------  ---------   -------------  -----------  ----------  -----------  ----------  -------------
---------------------------------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                1,324,954      5,971,721     1,810,877     721,154   15,862,959     946,660     1,957,652
---------------------------------------  ---------   -------------  -----------  ----------  -----------  ----------  -------------
---------------------------------------
TOTAL INCREASE (DECREASE) IN NET ASSETS  1,084,485      3,008,670       365,410     851,973   17,065,149     822,616     1,855,946
                                         ---------   -------------  -----------  ----------  -----------  ----------  -------------
---------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001         $7,520,916  $  8,580,094   $ 3,923,700  $6,376,148  $25,518,530  $5,946,079  $  7,445,728
                                         =========   =============  ===========  ==========  ===========  ==========  =============
---------------------------------------


                                         SEI VP
                                         PRIME
                                         OBLIGATION
                                         SUBACCOUNT
---------------------------------------
---------------------------------------
NET ASSETS AT DECEMBER 31, 2000              454,492
---------------------------------------
Changes From Operations:
  - Net investment income (loss)         $    40,541
  - Net realized gain (loss) on
   investments                                    --
  - Net change in unrealized
   appreciation or depreciation on
   investments                                    --
---------------------------------------  -----------
---------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                  40,541
---------------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                     3,825,507
  - Terminated contracts and transfers
   to annuity reserves                    (1,426,981)
---------------------------------------  -----------
---------------------------------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                  2,398,526
---------------------------------------  -----------
---------------------------------------
TOTAL INCREASE (DECREASE) IN NET ASSETS    2,439,067
                                         -----------
---------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001         $ 2,893,559
                                         ===========
---------------------------------------

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

NOTES TO FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

   THE VARIABLE ACCOUNT: Lincoln Life Variable Annuity Account T (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The operations of the Variable Account, which commenced on April 5, 2000, are part of the operations of the Company. The available contracts are SEI Variable Annuity C Share and SEI Variable Annuity Fee Based Shares. Each contract offers four death benefits options. The death benefits options are Account Value, Return of Premium, Annual Step-Up and 5% Step-Up.

   The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

   BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts. These financial statements are unaudited. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. For further information, refer to the financial statements and notes as of December 31, 2000 included in this registration statement.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

3.   UNIT VALUES

   A summary of the September 30, 2001 unit values, units outstanding, and net assets for variable annuity contracts follows. Mortality and expense rates (fee rates) listed below are annualized rates.

                                         9/30/01     9/30/01      9/30/01
                                         UNIT VALUE  UNITS        NET ASSETS
------------------------------------------------------------------------------
SEI VP LARGE CAP GROWTH FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                 $   4.53      1,039,814  $  4,706,839
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     4.52      1,141,116     5,161,883
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     4.52        719,690     3,251,191
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     4.51        400,610     1,806,267
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                    10.17            100         1,017
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                    10.17            100         1,017
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 4.58            100           457
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 4.58            100           457
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 4.58            100           456
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 4.57            100           455
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                10.17            100         1,017
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                10.17            100         1,017
---------------------------------------
SEI VP LARGE CAP VALUE FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                     9.69        655,729     6,355,272
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     9.69        716,638     6,940,900
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     9.67        368,712     3,566,428
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     9.65        209,873     2,025,559
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                    10.20            100         1,020
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                    10.20            100         1,020
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 9.82            100           979
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 9.82            100           979
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 9.81            100           978
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 9.78            100           974
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                10.21            100         1,021
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                10.21            100         1,021
---------------------------------------
SEI VP SMALL CAP GROWTH FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                     6.28        311,725     1,956,165
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     6.27        349,691     2,192,939
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     6.26         59,935       375,371
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     6.25         33,287       208,003
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                    10.11            100         1,011
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                    10.11            100         1,011
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 6.36            100           633
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 6.36            100           633
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 6.35            100           633
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 6.33            100           631
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                10.11            100         1,011
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                10.11            100         1,011
---------------------------------------

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

                                         9/30/01     9/30/01      9/30/01
                                         UNIT VALUE  UNITS        NET ASSETS
------------------------------------------------------------------------------
---------------------------------------
SEI VP SMALL CAP VALUE FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                 $  11.83        282,632  $  3,342,658
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                    11.82        302,402     3,574,069
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                    11.80         31,912       376,650
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                    11.78         18,577       218,780
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                     9.97            100           997
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                     9.97            100           997
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                11.99            100         1,195
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                11.99            100         1,194
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                11.96            100         1,192
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                11.94            100         1,190
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                 9.97            100           997
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                 9.97            100           997
---------------------------------------
SEI VP INTERNATIONAL EQUITY FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                     5.44        551,973     3,003,191
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     5.44        621,119     3,377,131
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     5.43        321,620     1,746,260
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     5.42         82,533       447,313
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                    10.01            100         1,001
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                    10.01            100         1,001
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 5.51            100           549
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 5.51            100           549
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 5.50            100           548
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 5.49            100           547
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                10.02            100         1,002
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                10.02            100         1,002
---------------------------------------
SEI VP EMERGING MARKETS EQUITY FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                     4.33        367,698     1,590,912
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     4.32        373,046     1,612,995
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     4.32        130,316       562,696
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     4.31         35,149       151,451
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                     9.75            100           975
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                     9.75            100           975
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 4.38            100           436
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 4.38            100           436
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 4.38            100           436
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 4.37            100           435
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                 9.75            100           975
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                 9.75            100           975
---------------------------------------

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

                                         9/30/01     9/30/01      9/30/01
                                         UNIT VALUE  UNITS        NET ASSETS
------------------------------------------------------------------------------
---------------------------------------
SEI VP EMERGING MARKETS DEBT FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                 $  10.86        275,147  $  2,988,084
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                    10.85        284,889     3,091,810
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                    10.84         18,114       196,350
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                    10.81          8,472        91,615
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                     9.77            100           977
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                     9.77            100           977
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                11.01            100         1,097
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                11.00            100         1,096
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                10.98            100         1,094
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                10.96            100         1,092
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                 9.78            100           978
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                 9.78            100           978
---------------------------------------
SEI VP CORE FIXED INCOME FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                    11.47        755,290     8,666,531
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                    11.47        889,678    10,201,640
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                    11.45        244,103     2,796,162
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                    11.42        336,565     3,845,540
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                    10.07            100         1,007
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                    10.07            100         1,007
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                11.63            100         1,159
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                11.63            100         1,158
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                11.60            100         1,156
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                11.58            100         1,154
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                10.08            100         1,008
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                10.08            100         1,008
---------------------------------------
SEI VP HIGH YIELD BOND FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                     9.62        280,179     2,695,281
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     9.61        303,759     2,920,143
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     9.60         23,786       228,400
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     9.58          9,862        94,473
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                     9.76            100           976
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                     9.76            100           976
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 9.75            100           971
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 9.75            100           971
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 9.74            100           970
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 9.71            100           967
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                 9.76            100           976
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                 9.76            100           976
---------------------------------------

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

                                         9/30/01     9/30/01      9/30/01
                                         UNIT VALUE  UNITS        NET ASSETS
------------------------------------------------------------------------------
---------------------------------------
SEI VP INTERNATIONAL FIXED INCOME FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                 $   9.54        324,013  $  3,091,846
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                     9.54        372,925     3,556,186
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                     9.52         57,724       549,674
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                     9.50         25,276       240,245
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                     9.82            100           982
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                     9.82            100           982
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                 9.67            100           963
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                 9.67            100           963
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                 9.66            100           963
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                 9.63            100           959
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                 9.83            100           983
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                 9.83            100           983
---------------------------------------
SEI VP PRIME OBLIGATION FUND
---------------------------------------
SEI Variable Annuity C Share (1.35% Fee
   Rate)                                    10.52         33,279       350,105
---------------------------------------
SEI Variable Annuity C Share (1.40% Fee
   Rate)                                    10.51        130,506     1,372,225
---------------------------------------
SEI Variable Annuity C Share (1.50% Fee
   Rate)                                    10.50         69,427       729,114
---------------------------------------
SEI Variable Annuity C Share (1.65% Fee
   Rate)                                    10.47         41,420       433,869
---------------------------------------
SEI Variable Annuity C Share (1.70% Fee
   Rate)                                    10.00            100         1,000
---------------------------------------
SEI Variable Annuity C Share (1.75% Fee
   Rate)                                    10.00            100         1,000
---------------------------------------
SEI Variable Annuity Fee Based (.35%
   Fee Rate)                                10.66            100         1,062
---------------------------------------
SEI Variable Annuity Fee Based (.40%
   Fee Rate)                                10.66            100         1,062
---------------------------------------
SEI Variable Annuity Fee Based (.50%
   Fee Rate)                                10.66            100         1,062
---------------------------------------
SEI Variable Annuity Fee Based (.65%
   Fee Rate)                                10.62            100         1,058
---------------------------------------
SEI Variable Annuity Fee Based (.70%
   Fee Rate)                                10.01            100         1,001
---------------------------------------
SEI Variable Annuity Fee Based (.75%
   Fee Rate)                                10.01            100         1,001
---------------------------------------

                                         THIS PAGE WAS INTENTIONALLY LEFT BLANK.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
STATEMENT OF ASSETS AND LIABILITY
DECEMBER 31, 2000

                                                          SEI VP        SEI VP        SEI VP
                                                          LARGE CAP     LARGE CAP     SMALL CAP
                                                          GROWTH        VALUE         GROWTH
                                         COMBINED         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------
ASSETS
 - Investments at Market --
   Unaffiliated (Cost $65,697,544)       $    61,757,113  $  7,221,852  $  8,672,972  $  5,146,257
                                         ---------------  ------------  ------------  ------------
---------------------------------------
TOTAL ASSETS                                  61,757,113     7,221,852     8,672,972     5,146,257
 - Liability -- Payable to The Lincoln
   National Life Insurance Company                 7,013           838           990           591
                                         ---------------  ------------  ------------  ------------
---------------------------------------
NET ASSETS                               $    61,750,100  $  7,221,014  $  8,671,982  $  5,145,666
                                         ===============  ============  ============  ============
---------------------------------------
PERCENT OF NET ASSETS                             100.00%        11.70%        14.04%         8.33%
                                         ===============  ============  ============  ============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
SEI Varible Annuity C Share -- Account
   Value
  - Units in accumulation period                               363,718       322,222       258,650
  - Unit value                                            $      7.420  $     10.830  $      9.553
                                                          ------------  ------------  ------------
  - Value in accumulation period                             2,698,649     3,489,614     2,471,008
SEI Varible Annuity C Share -- Return
   of Premium
  - Units in accumulation period                               407,546       349,997       263,625
  - Unit value                                            $      7.417  $     10.827  $      9.551
                                                          ------------  ------------  ------------
  - Value in accumulation period                             3,022,902     3,789,264     2,517,757
SEI Varible Annuity C Share -- Annual
   Step-Up
  - Units in accumulation period                               148,284        95,607        11,084
  - Unit value                                            $      7.413  $     10.820  $      9.545
                                                          ------------  ------------  ------------
  - Value in accumulation period                             1,099,228     1,034,511       105,797
SEI Varible Annuity C Share -- 5%
   Step-Up
  - Units in accumulation period                                53,632        32,772         4,957
  - Unit value                                            $      7.407  $     10.809  $      9.535
                                                          ------------  ------------  ------------
  - Value in accumulation period                               397,252       354,228        47,262
SEI Varible Annuity Fee Based --
   Account Value
  - Units in accumulation period                                   100           100           100
  - Unit value                                            $      7.463  $     10.895  $      9.611
                                                          ------------  ------------  ------------
  - Value in accumulation period                                   746         1,090           961
SEI Varible Annuity Fee Based -- Return
   of Premium
  - Units in accumulation period                                   100           100           100
  - Unit value                                            $      7.463  $     10.895  $      9.610
                                                          ------------  ------------  ------------
  - Value in accumulation period                                   746         1,090           961
SEI Varible Annuity Fee Based -- Annual
   Step-Up
  - Units in accumulation period                                   100           100           100
  - Unit value                                            $      7.461  $     10.981  $      9.606
                                                          ------------  ------------  ------------
  - Annuity reserves                                               746         1,098           961
SEI Varible Annuity Fee Based -- 5%
   Step-Up
  - Units in accumulation period                                   100           100           100
  - Unit value                                            $      7.450  $     10.874  $      9.592
                                                          ------------  ------------  ------------
  - Value in accumulation period                                   745         1,087           959
                                                          ------------  ------------  ------------
---------------------------------------
NET ASSETS                                                $  7,221,014  $  8,671,982  $  5,145,666
                                                          ============  ============  ============
---------------------------------------

See accompanying notes.

                                                                      SEI VP           SEI VP
                                         SEI VP        SEI VP         EMERGING         EMERGING         SEI VP
                                         SMALL CAP     INTERNATIONAL  MARKETS          MARKETS          CORE FIXED
                                         VALUE         EQUITY         EQUITY           DEBT             INCOME
                                         SUBACCOUNT    SUBACCOUNT     SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
ASSETS
 - Investments at Market --
   Unaffiliated (Cost $65,697,544)       $  6,437,166  $  5,572,052   $     3,558,692  $     5,524,799  $     8,454,329
                                         ------------  -------------  ---------------  ---------------  ---------------
---------------------------------------
TOTAL ASSETS                                6,437,166     5,572,052         3,558,692        5,524,799        8,454,329
 - Liability -- Payable to The Lincoln
   National Life Insurance Company                735           628               402              624              948
                                         ------------  -------------  ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $  6,436,431  $  5,571,424   $     3,558,290  $     5,524,175  $     8,453,381
                                         ============  =============  ===============  ===============  ===============
---------------------------------------
PERCENT OF NET ASSETS                           10.42%         9.02%             5.76%            8.95%           13.69%
                                         ============  =============  ===============  ===============  ===============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
SEI Varible Annuity C Share -- Account
   Value
  - Units in accumulation period              256,791       289,967           265,127          255,838          312,590
  - Unit value                           $     12.129  $      7.974   $         6.175  $        10.569  $        10.740
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period            3,114,529     2,312,074         1,637,064        2,703,997        3,358,172
SEI Varible Annuity C Share -- Return
   of Premium
  - Units in accumulation period              260,862       319,194           272,570          261,267          408,604
  - Unit value                           $     12.125  $      7.971   $         6.173  $        10.566  $        10.737
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period            3,162,927     2,544,336         1,682,502        2,760,527        4,388,312
SEI Varible Annuity C Share -- Annual
   Step-Up
  - Units in accumulation period                8,806        72,150            32,817            1,536           25,517
  - Unit value                           $     12.118  $      7.966   $         6.169  $        10.561  $        10.734
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period              106,706       574,751           202,450           16,219          273,974
SEI Varible Annuity C Share -- 5%
   Step-Up
  - Units in accumulation period                3,915        17,217             5,483            3,715           39,976
  - Unit value                           $     12.105  $      7.961   $         6.163  $        10.548  $        10.718
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period               47,392       137,056            33,791           39,182          428,604
SEI Varible Annuity Fee Based --
   Account Value
  - Units in accumulation period                  100           100               100              100              100
  - Unit value                           $     12.203  $      8.020   $         6.210  $        10.633  $        10.805
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period                1,220           802               621            1,063            1,081
SEI Varible Annuity Fee Based -- Return
   of Premium
  - Units in accumulation period                  100           100               100              100              100
  - Unit value                           $     12.201  $      8.019   $         6.209  $        10.633  $        10.805
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period                1,220           802               621            1,063            1,080
SEI Varible Annuity Fee Based -- Annual
   Step-Up
  - Units in accumulation period                  100           100               100              100              100
  - Unit value                           $     12.191  $      8.017   $         6.207  $        10.629  $        10.801
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Annuity reserves                            1,219           802               621            1,063            1,080
SEI Varible Annuity Fee Based -- 5%
   Step-Up
  - Units in accumulation period                  100           100               100              100              100
  - Unit value                           $     12.179  $      8.007   $         6.202  $        10.612  $        10.784
                                         ------------  -------------  ---------------  ---------------  ---------------
  - Value in accumulation period                1,218           801               620            1,061            1,078
                                         ------------  -------------  ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $  6,436,431  $  5,571,424   $     3,558,290  $     5,524,175  $     8,453,381
                                         ============  =============  ===============  ===============  ===============
---------------------------------------

                                                          SEI VP
                                         SEI VP           INTERNATIONAL    SEI VP
                                         HIGH YIELD       FIXED            PRIME
                                         BOND             INCOME           OBLIGATION
                                         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
---------------------------------------
ASSETS
 - Investments at Market --
   Unaffiliated (Cost $65,697,544)       $     5,124,042  $    5,590,405   $       454,547
                                         ---------------  ---------------  ---------------
---------------------------------------
TOTAL ASSETS                                   5,124,042       5,590,405           454,547
 - Liability -- Payable to The Lincoln
   National Life Insurance Company                   579             623                55
                                         ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $     5,123,463  $    5,589,782   $       454,492
                                         ===============  ===============  ===============
---------------------------------------
PERCENT OF NET ASSETS                               8.30%           9.05%             0.74%
                                         ===============  ===============  ===============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
SEI Varible Annuity C Share -- Account
   Value
  - Units in accumulation period                 256,335         265,271             3,239
  - Unit value                           $         9.760  $        9.808   $        10.285
                                         ---------------  ---------------  ---------------
  - Value in accumulation period               2,503,891       2,601,732            33,325
SEI Varible Annuity C Share -- Return
   of Premium
  - Units in accumulation period                 262,205         289,490            13,706
  - Unit value                           $         9.757  $        9.805   $        10.282
                                         ---------------  ---------------  ---------------
  - Value in accumulation period               2,560,453       2,838,399           140,976
SEI Varible Annuity C Share -- Annual
   Step-Up
  - Units in accumulation period                   1,652           3,594            11,791
  - Unit value                           $         9.753  $        9.798   $        10.279
                                         ---------------  ---------------  ---------------
  - Value in accumulation period                  16,124          35,216           121,234
SEI Varible Annuity C Share -- 5%
   Step-Up
  - Units in accumulation period                   4,007          11,285            15,079
  - Unit value                           $         9.741  $        9.791   $        10.264
                                         ---------------  ---------------  ---------------
  - Value in accumulation period                  39,065         110,490           154,819
SEI Varible Annuity Fee Based --
   Account Value
  - Units in accumulation period                     100             100               100
  - Unit value                           $         9.819  $        9.867   $        10.349
                                         ---------------  ---------------  ---------------
  - Value in accumulation period                     983             987             1,035
SEI Varible Annuity Fee Based -- Return
   of Premium
  - Units in accumulation period                     100             100               100
  - Unit value                           $         9.819  $        9.867   $        10.349
                                         ---------------  ---------------  ---------------
  - Value in accumulation period                     983             987             1,035
SEI Varible Annuity Fee Based -- Annual
   Step-Up
  - Units in accumulation period                     100             100               100
  - Unit value                           $         9.816  $        9.863   $        10.345
                                         ---------------  ---------------  ---------------
  - Annuity reserves                                 983             986             1,035
SEI Varible Annuity Fee Based -- 5%
   Step-Up
  - Units in accumulation period                     100             100               100
  - Unit value                           $         9.801  $        9.847   $        10.330
                                         ---------------  ---------------  ---------------
  - Value in accumulation period                     981             985             1,033
                                         ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $     5,123,463  $    5,589,782   $       454,492
                                         ===============  ===============  ===============
---------------------------------------

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
STATEMENT OF OPERATIONS
PERIOD FROM APRIL 5, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                                  SEI VP          SEI VP          SEI VP
                                                  LARGE CAP       LARGE CAP       SMALL CAP
                                                  GROWTH          VALUE           GROWTH
                                COMBINED          SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment
   income                       $      1,161,869  $           --  $      53,971   $      --
 - Dividends from net realized
   gains on investments                  226,453              --             --          --
 - Mortality and expense
   guarantees:
    SEI Varible Annuity C
      Share -- Account Value            (205,068)        (20,556)       (22,185)    (21,049)
    SEI Varible Annuity C
      Share -- Return of
      Premium                           (215,655)        (21,552)       (23,182)    (21,882)
    SEI Varible Annuity C
      Share -- Annual Step-Up            (12,672)         (4,128)        (3,398)       (481)
    SEI Varible Annuity C
      Share -- 5% Step-Up                 (2,733)           (697)          (548)       (109)
    SEI Varible Annuity Fee
      Based -- Account Value                 (22)             (2)            (2)         (2)
    SEI Varible Annuity Fee
      Based -- Return of
      Premium                                (23)             (2)            (2)         (2)
    SEI Varible Annuity Fee
      Based -- Annual Step-Up                (32)             (3)            (3)         (3)
    SEI Varible Annuity Fee
      Based -- 5% Step-Up                    (44)             (4)            (4)         (4)
                                ----------------  --------------  --------------  ---------
NET INVESTMENT INCOME (LOSS)             952,073         (46,944)         4,647     (43,532)
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                           (20,349)         (6,149)         1,394      (1,126)
 - Net change in unrealized
   appreciation or
   depreciation on investments        (3,940,431)     (1,799,208)       520,644    (198,460)
------------------------------  ----------------  --------------  --------------  ---------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS         (3,960,780)     (1,805,357)       522,038    (199,586)
------------------------------  ----------------  --------------  --------------  ---------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $     (3,008,707) $   (1,852,301) $     526,685   $(243,118)
------------------------------  ================  ==============  ==============  =========

See accompanying notes.

                                                             SEI VP       SEI VP                              SEI VP
                                SEI VP        SEI VP         EMERGING     EMERGING    SEI VP      SEI VP      INTERNATIONAL
                                SMALL CAP     INTERNATIONAL  MARKETS      MARKETS     CORE FIXED  HIGH YIELD  FIXED
                                VALUE         EQUITY         EQUITY       DEBT        INCOME      BOND        INCOME
                                SUBACCOUNT    SUBACCOUNT     SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment
   income                       $     37,289  $     59,019   $        --  $ 395,501   $ 249,260   $ 362,869   $        --
 - Dividends from net realized
   gains on investments              154,912            --            --     71,541          --          --            --
 - Mortality and expense
   guarantees:
    SEI Varible Annuity C
      Share -- Account Value         (22,604)      (18,840)      (15,874)   (21,184)    (22,205)    (20,666)      (19,823)
    SEI Varible Annuity C
      Share -- Return of
      Premium                        (23,496)      (19,838)      (16,433)   (21,984)    (24,700)    (21,446)      (20,971)
    SEI Varible Annuity C
      Share -- Annual Step-Up           (376)       (2,200)         (912)       (36)       (590)        (35)          (73)
    SEI Varible Annuity C
      Share -- 5% Step-Up                (91)         (201)          (51)       (70)       (522)        (69)         (146)
    SEI Varible Annuity Fee
      Based -- Account Value              (2)           (2)           (2)        (2)         (2)         (2)           (2)
    SEI Varible Annuity Fee
      Based -- Return of
      Premium                             (3)           (2)           (2)        (2)         (2)         (2)           (2)
    SEI Varible Annuity Fee
      Based -- Annual Step-Up             (3)           (3)           (2)        (3)         (3)         (3)           (3)
    SEI Varible Annuity Fee
      Based -- 5% Step-Up                 (5)           (4)           (3)        (4)         (4)         (4)           (4)
                                ------------  -------------  -----------  ----------  ----------  ----------  -------------
NET INVESTMENT INCOME (LOSS)         145,621        17,929       (33,279)   423,757     201,232     320,642       (41,024)
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                         3,090        (6,448)       (9,895)       769       2,168      (1,719)       (2,433)
 - Net change in unrealized
   appreciation or
   depreciation on investments       939,931    (1,123,998)   (1,939,307)  (133,937)    249,715    (436,077)      (19,734)
------------------------------  ------------  -------------  -----------  ----------  ----------  ----------  -------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS        943,021    (1,130,446)   (1,949,202)  (133,168)    251,883    (437,796)      (22,167)
------------------------------  ------------  -------------  -----------  ----------  ----------  ----------  -------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $  1,088,642  $ (1,112,517)  $(1,982,481) $ 290,589   $ 453,115   $(117,154)  $   (63,191)
------------------------------  ============  =============  ===========  ==========  ==========  ==========  =============


                                SEI VP
                                PRIME
                                OBLIGATION
                                SUBACCOUNT
------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment
   income                       $    3,960
 - Dividends from net realized
   gains on investments                 --
 - Mortality and expense
   guarantees:
    SEI Varible Annuity C
      Share -- Account Value           (82)
    SEI Varible Annuity C
      Share -- Return of
      Premium                         (171)
    SEI Varible Annuity C
      Share -- Annual Step-Up         (443)
    SEI Varible Annuity C
      Share -- 5% Step-Up             (229)
    SEI Varible Annuity Fee
      Based -- Account Value            (2)
    SEI Varible Annuity Fee
      Based -- Return of
      Premium                           (2)
    SEI Varible Annuity Fee
      Based -- Annual Step-Up           (3)
    SEI Varible Annuity Fee
      Based -- 5% Step-Up               (4)
                                ----------
NET INVESTMENT INCOME (LOSS)         3,024
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                          --
 - Net change in unrealized
   appreciation or
   depreciation on investments          --
------------------------------  ----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS           --
------------------------------  ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $    3,024
------------------------------  ==========

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
STATEMENTS OF CHANGES IN NET ASSETS
PERIOD FROM APRIL 5, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                             SEI VP       SEI VP
                                             LARGE CAP    LARGE CAP
                                             GROWTH       VALUE
                                COMBINED     SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------
Changes From Operations:
  - Net investment income
   (loss)                       $   952,073  $   (46,944) $     4,647
  - Net realized gain (loss)
   on investments                   (20,349)      (6,149)       1,394
  - Net change in unrealized
   appreciation or
   depreciation on investments   (3,940,431)  (1,799,208)     520,644
                                -----------  -----------  -----------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                    (3,008,707)  (1,852,301)     526,685
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases           65,531,732    9,148,541    8,190,815
  - Terminated contracts and
   transfers to annuity
   reserves                        (772,925)     (75,226)     (45,518)
                                -----------  -----------  -----------
------------------------------
NET INCREASE IN NET ASSETS
   RESULTING FROM UNIT
   TRANSACTIONS                  64,758,807    9,073,315    8,145,297
                                -----------  -----------  -----------
------------------------------
TOTAL INCREASE IN NET ASSETS     61,750,100    7,221,014    8,671,982
                                -----------  -----------  -----------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $61,750,100  $ 7,221,014  $ 8,671,982
                                ===========  ===========  ===========
------------------------------

See accompanying notes.

                                                                          SEI VP       SEI VP
                                SEI VP       SEI VP       SEI VP          EMERGING     EMERGING     SEI VP       SEI VP
                                SMALL CAP    SMALL CAP    INTERNATIONAL   MARKETS      MARKETS      CORE FIXED   HIGH YIELD
                                GROWTH       VALUE        EQUITY          EQUITY       DEBT         INCOME       BOND
                                SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  - Net investment income
   (loss)                       $   (43,532) $   145,621  $      17,929   $   (33,279) $   423,757  $   201,232  $   320,642
  - Net realized gain (loss)
   on investments                    (1,126)       3,090         (6,448)       (9,895)         769        2,168       (1,719)
  - Net change in unrealized
   appreciation or
   depreciation on investments     (198,460)     939,931     (1,123,998)   (1,939,307)    (133,937)     249,715     (436,077)
                                -----------  -----------  --------------  -----------  -----------  -----------  -----------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                      (243,118)   1,088,642     (1,112,517)   (1,982,481)     290,589      453,115     (117,154)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases            5,506,775    5,376,326      6,693,344     5,540,970    5,239,792    8,090,600    5,241,631
  - Terminated contracts and
   transfers to annuity
   reserves                        (117,991)     (28,537)        (9,403)         (199)      (6,206)     (90,334)      (1,014)
                                -----------  -----------  --------------  -----------  -----------  -----------  -----------
------------------------------
NET INCREASE IN NET ASSETS
   RESULTING FROM UNIT
   TRANSACTIONS                   5,388,784    5,347,789      6,683,941     5,540,771    5,233,586    8,000,266    5,240,617
                                -----------  -----------  --------------  -----------  -----------  -----------  -----------
------------------------------
TOTAL INCREASE IN NET ASSETS      5,145,666    6,436,431      5,571,424     3,558,290    5,524,175    8,453,381    5,123,463
                                -----------  -----------  --------------  -----------  -----------  -----------  -----------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $ 5,145,666  $ 6,436,431  $   5,571,424   $ 3,558,290  $ 5,524,175  $ 8,453,381  $ 5,123,463
                                ===========  ===========  ==============  ===========  ===========  ===========  ===========
------------------------------

                                SEI VP
                                INTERNATIONAL   SEI VP
                                FIXED           PRIME
                                INCOME          OBLIGATION
                                SUBACCOUNT      SUBACCOUNT
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                       $     (41,024)  $     3,024
  - Net realized gain (loss)
   on investments                      (2,433)           --
  - Net change in unrealized
   appreciation or
   depreciation on investments        (19,734)           --
                                --------------  -----------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                         (63,191)        3,024
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases              5,681,682       821,256
  - Terminated contracts and
   transfers to annuity
   reserves                           (28,709)     (369,788)
                                --------------  -----------
------------------------------
NET INCREASE IN NET ASSETS
   RESULTING FROM UNIT
   TRANSACTIONS                     5,652,973       451,468
                                --------------  -----------
------------------------------
TOTAL INCREASE IN NET ASSETS        5,589,782       454,492
                                --------------  -----------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $   5,589,782   $   454,492
                                ==============  ===========
------------------------------

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

NOTES TO FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

   THE VARIABLE ACCOUNT: Lincoln Life Variable Annuity Account T (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The operations of the Variable Account, which commenced on April 5, 2000, are part of the operations of the Company. The available contracts are SEI Variable Annuity C Share and SEI Variable Annuity Fee Based Shares. Each contract offers four death benefits options. The death benefits options are Account Value, Return of Premium, Annual Step-Up and 5% Step-Up.

   The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

   BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

   INVESTMENTS: The Variable Account invests in the SEI Insurance Products Trust
   (SEI) which consists of the following mutual funds (the Funds):

     SEI VP Large Cap Growth Fund
     SEI VP Large Cap Value Fund
     SEI VP Small Cap Growth Fund
     SEI VP Small Cap Value Fund
     SEI VP International Equity Fund
     SEI VP Emerging Markets Equity Fund
     SEI VP Emerging Markets Debt Fund
     SEI VP Core Fixed Income Fund
     SEI VP High Yield Bond Fund
     SEI VP International Fixed Income Fund
     SEI VP Prime Obligation Fund

   SEI is registered as an open-ended management investment company. Investment in the Funds are stated at the closing net asset value per share on December 31, 2000, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

   Investment transactions are accounted for on a trade date-basis. The cost of investments sold is determined by the average-cost method.

   DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

   FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a life insurance company under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes arepayable with respect to the Variable Account's net investment income and the net realized gain on investments.

   ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 3%, 4%, 5% or 6%. Reserves on contracts involving life contingencies are calculated using a modification of the 1971 Individual Annuitant Mortality Table and an assumed investment rate of 3%, 4%, 5% or 6%.

2.   MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATES

   Amounts are paid to the Company for mortality and expense (M&E) guarantees at a percentage of the current value of the Variable Account each day. The rates are as follows:

      -  SEI Variable Annuity C Share
         Account Value at a daily rate of .0036986% (1.35% on an annual basis) Return of Premium at a daily rate of .0038356% (1.40% on an annual basis)
         Annual Step-Up at a daily rate of .0041096% (1.50% on an annual basis) 5% Step-Up at a daily rate of .0045205% (1.65% on an annual basis)

      -  SEI Variable Annuity Fee Based
         Account Value at a daily rate of .0009589% (.35% on an annual basis) Return of Premium at a daily rate of .0010959% (.40% on an annual basis)
         Annual Step-Up at a daily rate of .0013699% (.50% on an annual basis) 5% Step-Up at a daily rate of .0017808% (.65% on an annual basis)

   In addition, no amounts were retained by the Company for contract charges or surrender charges during 2000.

   The Company is responsible for all sales, general and administrative expenses applicable to the Variable Account.

                                         THIS PAGE WAS INTENTIONALLY LEFT BLANK.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. NET ASSETS

   The following is a summary of net assets owned at December 31, 2000.

                                                SEI VP        SEI VP
                                                LARGE CAP     LARGE CAP
                                                GROWTH        VALUE
                                COMBINED        SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------
Unit Transactions:
   Accumulation units           $   64,758,807  $  9,073,315  $  8,145,297
Accumulated net investment
   income (loss)                       952,073       (46,944)        4,647
Accumulated net realized gain
   (loss) on investments               (20,349)       (6,149)        1,394
Net unrealized appreciation
   (depreciation) on
   investments                      (3,940,431)   (1,799,208)      520,644
------------------------------  --------------  ------------  ------------
                                $   61,750,100  $  7,221,014  $  8,671,982
                                ==============  ============  ============

                                                                           SEI VP        SEI VP
                                SEI VP        SEI VP        SEI VP         EMERGING      EMERGING      SEI VP        SEI VP
                                SMALL CAP     SMALL CAP     INTERNATIONAL  MARKETS       MARKETS       CORE FIXED    HIGH YIELD
                                GROWTH        VALUE         EQUITY         EQUITY        DEBT          INCOME        BOND
                                SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
Unit Transactions:
   Accumulation units           $  5,388,784  $  5,347,789   $6,683,941    $  5,540,771  $  5,233,586  $  8,000,266  $  5,240,617
Accumulated net investment
   income (loss)                     (43,532)      145,621       17,929         (33,279)      423,757       201,232       320,642
Accumulated net realized gain
   (loss) on investments              (1,126)        3,090       (6,448)         (9,895)          769         2,168        (1,719)
Net unrealized appreciation
   (depreciation) on
   investments                      (198,460)      939,931   (1,123,998)     (1,939,307)     (133,937)      249,715      (436,077)
------------------------------  ------------  ------------   ----------    ------------  ------------  ------------  ------------
                                $  5,145,666  $  6,436,431   $5,571,424    $  3,558,290  $  5,524,175  $  8,453,381  $  5,123,463
                                ============  ============   ==========    ============  ============  ============  ============

                                SEI VP
                                INTERNATIONAL  SEI VP
                                FIXED          PRIME
                                INCOME         OBLIGATION
                                SUBACCOUNT     SUBACCOUNT
------------------------------
Unit Transactions:
   Accumulation units           $  5,652,973   $     451,468
Accumulated net investment
   income (loss)                     (41,024)          3,024
Accumulated net realized gain
   (loss) on investments              (2,433)             --
Net unrealized appreciation
   (depreciation) on
   investments                       (19,734)             --
------------------------------  -------------  -------------
                                $  5,589,782   $     454,492
                                =============  =============

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT T

4.   PURCHASES AND SALES OF INVESTMENTS

   The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2000.

                                         AGGREGATE       AGGREGATE
                                         COST OF         PROCEEDS
                                         PURCHASES       FROM SALES
-----------------------------------------------------------------------
SEI VP Large Cap Growth Fund             $    9,065,396  $       38,187
---------------------------------------
SEI VP Large Cap Value Fund                   8,214,047          63,113
---------------------------------------
SEI VP Small Cap Growth Fund                  5,486,463         140,620
---------------------------------------
SEI VP Small Cap Value Fund                   5,522,912          28,767
---------------------------------------
SEI VP International Equity Fund              6,735,586          33,088
---------------------------------------
SEI VP Emerging Markets Equity Fund           5,529,991          22,097
---------------------------------------
SEI VP Emerging Markets Debt Fund             5,697,562          39,595
---------------------------------------
SEI VP Core Fixed Income Fund                 8,322,675         120,229
---------------------------------------
SEI VP High Yield Bond Fund                   5,600,338          38,500
---------------------------------------
SEI VP International Fixed Income Fund        5,661,622          49,050
---------------------------------------
SEI VP Prime Obligation Fund                    824,612         370,065
                                         --------------  --------------
---------------------------------------
                                         $   66,661,204  $      943,311
                                         ==============  ==============

5. INVESTMENTS

   The following is a summary of investments owned at December 31, 2000.

                                                      NET
                                         SHARES       ASSET   VALUE OF         COST OF
                                         OUTSTANDING  VALUE   SHARES           SHARES
---------------------------------------------------------------------------------------------
SEI VP Large Cap Growth Fund               965,488    $ 7.48  $     7,221,852  $    9,021,060
---------------------------------------
SEI VP Large Cap Value Fund                801,569     10.82        8,672,972       8,152,328
---------------------------------------
SEI VP Small Cap Growth Fund               534,398      9.63        5,146,257       5,344,717
---------------------------------------
SEI VP Small Cap Value Fund                544,139     11.83        6,437,166       5,497,235
---------------------------------------
SEI VP International Equity Fund           700,887      7.95        5,572,052       6,696,050
---------------------------------------
SEI VP Emerging Markets Equity Fund        571,219      6.23        3,558,692       5,497,999
---------------------------------------
SEI VP Emerging Markets Debt Fund          566,646      9.75        5,524,799       5,658,736
---------------------------------------
SEI VP Core Fixed Income Fund              816,055     10.36        8,454,329       8,204,614
---------------------------------------
SEI VP High Yield Bond Fund                559,393      9.16        5,124,042       5,560,119
---------------------------------------
SEI VP International Fixed Income Fund     565,258      9.89        5,590,405       5,610,139
---------------------------------------
SEI VP Prime Obligation Fund               454,547      1.00          454,547         454,547
                                                              ---------------  --------------
---------------------------------------
                                                              $    61,757,113  $   65,697,544
                                                              ===============  ==============

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Board of Directors of The Lincoln National Life Insurance Company and
Contract Owners of Lincoln Life Variable Annuity Account T

We have audited the accompanying statement of assets and liability of Lincoln Life Variable Annuity Account T ("Variable Account") (comprised of the following subaccounts: SEI Insurance Products Trust ("SEI VP") Large Cap Growth, SEI VP Large Cap Value, SEI VP Small Cap Growth, SEI VP Small Cap Value, SEI VP International Equity, SEI VP Emerging Markets Equity, SEI VP Emerging Markets Debt, SEI VP Core Fixed Income, SEI VP High Yield Bond, SEI VP International Fixed Income and SEI VP Prime Obligation) as of December 31, 2000, and the related statements of operations and changes in net assets for the period from April 5, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2000, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln Life Variable Annuity Account T at December 31, 2000, the results of their operations and changes in their net assets for the period from April 5, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Fort Wayne, Indiana
March 1, 2001

THIS PAGE WAS INTENTIONALLY LEFT BLANK.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEET -- STATUTORY BASIS
(UNAUDITED)

                                                    SEPTEMBER 30
                                                    2001       2000
                                                    ---------  ---------
                                                       (IN MILLIONS)
                                                    --------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                               $22,750.4  $22,276.4
--------------------------------------------------
Preferred stocks                                        249.5      236.3
--------------------------------------------------
Unaffiliated common stocks                              103.2      179.6
--------------------------------------------------
Affiliated common stocks                                982.9      858.0
--------------------------------------------------
Mortgage loans on real estate                         3,912.1    4,032.1
--------------------------------------------------
Real estate                                             276.5      287.3
--------------------------------------------------
Policy loans                                          1,713.4    1,695.9
--------------------------------------------------
Other investments                                       493.6      519.8
--------------------------------------------------
Cash and short-term investments                       1,445.3      453.4
                                                    ---------  ---------
--------------------------------------------------
Total cash and investments                           31,926.9   30,538.8
--------------------------------------------------
Premiums and fees in course of collection               210.8      200.3
--------------------------------------------------
Accrued investment income                               505.0      462.3
--------------------------------------------------
Reinsurance recoverable                                 243.9      219.0
--------------------------------------------------
Funds withheld by ceding companies                      100.2       72.8
--------------------------------------------------
Federal and foreign income taxes recoverable from
   parent co.                                           245.6       88.3
--------------------------------------------------
Company owned policies and contracts                    340.2      310.5
--------------------------------------------------
Goodwill                                                 34.5       39.6
--------------------------------------------------
Other admitted assets                                   156.4      455.7
--------------------------------------------------
Separate account assets                              33,970.5   47,565.8
                                                    ---------  ---------
--------------------------------------------------
Total admitted assets                               $67,734.0  $79,953.1
                                                    =========  =========
--------------------------------------------------
LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                   $28,697.1  $12,564.7
--------------------------------------------------
Other policyholder funds                                106.7   15,436.6
--------------------------------------------------
Amounts withheld or retained by Company as agent
   or trustee                                           985.9      724.6
--------------------------------------------------
Funds held under reinsurance treaties                 1,149.7      841.4
--------------------------------------------------
Asset valuation reserve                                 415.0      504.2
--------------------------------------------------
Interest maintenance reserve                             12.2       30.2
--------------------------------------------------
Other liabilities                                       758.2      480.9
--------------------------------------------------
Net transfers due from separate accounts               (918.8)    (866.4)
--------------------------------------------------
Separate account liabilities                         33,968.4   47,565.8
                                                    ---------  ---------
--------------------------------------------------
Total liabilities                                    65,174.4   77,282.0
--------------------------------------------------
CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
   Authorized, issued and outstanding -- 10
   million
   (owned by Lincoln National Corporation)               25.0       25.0
--------------------------------------------------
Surplus notes due to Lincoln National Corporation     1,250.0    1,250.0
--------------------------------------------------
Paid-in surplus                                       2,006.1    2,006.1
--------------------------------------------------
Unassigned surplus -- deficit                          (721.5)    (610.0)
                                                    ---------  ---------
--------------------------------------------------
Total capital and surplus                             2,559.6    2,671.1
                                                    ---------  ---------
--------------------------------------------------
Total liabilities and capital and surplus           $67,734.0  $79,953.1
                                                    =========  =========
--------------------------------------------------

See accompanying notes.                                                     ST-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS -- STATUTORY BASIS
(UNAUDITED)

                                                    NINE MONTH PERIOD
                                                    ENDED SEPTEMBER 30
                                                    2001      2000
                                                    --------  --------
                                                      (IN MILLIONS)
                                                    ------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                               $5,276.5  $5,972.6
--------------------------------------------------
Net investment income                                1,617.8   1,611.4
--------------------------------------------------
Amortization of the interest maintenance reserve        11.6      16.8
--------------------------------------------------
Commissions and expense allowances on reinsurance
   ceded                                               301.8     407.9
--------------------------------------------------
Expense charges on deposit funds                        47.6     120.1
--------------------------------------------------
Separate account investment management and
   administration service fees                         435.6     442.0
--------------------------------------------------
Other income                                           125.9      51.7
                                                    --------  --------
--------------------------------------------------
Total revenues                                       7,816.8   8,622.5
--------------------------------------------------
BENEFITS AND EXPENSES:
Benefits and settlement expenses                     7,069.1   6,547.1
--------------------------------------------------
Underwriting, acquisition, insurance and other
   expenses                                            410.1   1,560.5
                                                    --------  --------
--------------------------------------------------
Total benefits and expenses                          7,479.2   8,107.6
                                                    --------  --------
--------------------------------------------------
Gain from operations before dividends to
policyholders, income taxes and net realized gain
on investments                                         337.6     514.9
--------------------------------------------------
Dividends to policyholders                              53.4      55.5
                                                    --------  --------
--------------------------------------------------
Gain from operations before federal income taxes
   and net realized gain on investments                284.2     459.4
--------------------------------------------------
Federal and foreign income taxes                        16.2      29.8
                                                    --------  --------
--------------------------------------------------
Gain from operations before net realized loss on
   investments                                         268.0     429.6
--------------------------------------------------
Net realized loss on investments, net of income
tax and excluding net transfers to the interest
maintenance reserve                                   (140.1)    (17.8)
                                                    --------  --------
--------------------------------------------------
Net income                                          $  127.9  $  411.8
                                                    ========  ========
--------------------------------------------------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND
SURPLUS -- STATUTORY BASIS
(UNAUDITED)

                                                    NINE MONTH PERIOD
                                                    ENDED SEPTEMBER 30
                                                    2001      2000
                                                    --------  --------
                                                      (IN MILLIONS)
                                                    ------------------
Capital and surplus at beginning of period          $2,679.1  $2,526.5
--------------------------------------------------
CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income                                             127.9     411.8
--------------------------------------------------
Difference in cost and admitted investment amounts     (23.8)     13.9
--------------------------------------------------
Nonadmitted assets                                      26.3     (10.4)
--------------------------------------------------
Amortization of gain on reinsurance of disability
   income business                                       2.7      (5.9)
--------------------------------------------------
Asset valuation reserve                                109.7     (13.3)
--------------------------------------------------
Cumulative Effect of changes in accounting
   principles                                           17.7        --
--------------------------------------------------
Paid-in surplus, including contribution of common
   stock of affiliated company in 2000                    --      63.5
--------------------------------------------------
Dividends to shareholder                              (380.0)   (315.0)
                                                    --------  --------
--------------------------------------------------
Capital and surplus at end of period                $2,559.6  $2,671.1
                                                    ========  ========
--------------------------------------------------

See accompanying notes.                                                     ST-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENT OF CASH FLOWS -- STATUTORY BASIS
(UNAUDITED)

                                                    NINE MONTH PERIOD
                                                    ENDED SEPTEMBER 30
                                                    2001       2000
                                                    ---------  ---------
                                                       (IN MILLIONS)
                                                    --------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations
   received                                         $ 5,627.4  $ 5,806.1
--------------------------------------------------
Allowances and reserve adjustments received (paid)
   on reinsurance ceded                                 124.9      483.2
--------------------------------------------------
Investment income received                            1,463.6    1,569.5
--------------------------------------------------
Separate account investment management and
   administration service fees                          435.6      442.0
--------------------------------------------------
Benefits paid                                        (6,396.5)  (7,442.3)
--------------------------------------------------
Insurance expenses paid                                (792.7)  (1,239.5)
--------------------------------------------------
Federal income taxes recovered (paid)                  (146.0)     (59.3)
--------------------------------------------------
Dividends to policyholders                              (56.9)     (56.9)
--------------------------------------------------
Other income received and expenses paid, net            506.0      (19.3)
                                                    ---------  ---------
--------------------------------------------------
Net cash provided by (used in) operating
   activities                                           765.4     (516.5)
--------------------------------------------------
INVESTING ACTIVITIES
Sale, maturity or repayment of investments            6,209.5    3,572.9
--------------------------------------------------
Purchase of investments                              (7,206.1)  (3,004.5)
--------------------------------------------------
Other sources (uses) including reinsured policy
   loans                                                788.2     (551.2)
                                                    ---------  ---------
--------------------------------------------------
Net cash provided by (used in) investing
   activities                                          (208.4)      17.2
--------------------------------------------------
FINANCING ACTIVITIES
Surplus paid-in                                            --       63.5
--------------------------------------------------
Repayment of borrowings from shareholder               (180.0)    (205.0)
--------------------------------------------------
Dividends paid to shareholder                          (380.0)    (315.0)
                                                    ---------  ---------
--------------------------------------------------
Net cash provided by (used in) financing
   activities                                          (560.0)    (456.5)
                                                    ---------  ---------
--------------------------------------------------
Net increase (decrease) in cash and short-term
   investments                                           (3.0)    (955.8)
--------------------------------------------------
Cash and short-term investments at beginning of
   period                                             1,448.3    1,409.2
                                                    ---------  ---------
--------------------------------------------------
Cash and short-term investments at end of period    $ 1,445.3  $   453.4
                                                    =========  =========
--------------------------------------------------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS
(UNAUDITED)

--------------------------------------------------------------------------------
1. BASIS OF PRESENTATION

The accompanying financial statements of Lincoln National Life Insurance Company ("the Company") have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners, except to the extent that Indiana State law differs, and except that these financial statements do not contain complete notes.

The Indiana Insurance Department recognizes only statutory accounting practices prescribed or permitted by the state of Indiana for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Indiana Insurance Law. The Company's financial statements for September 30, 2001 were completed following the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures manual, version effective January 1, 2001, (NAIC SAP). The NAIC SAP has been adopted as a component of prescribed or permitted practices by the state of Indiana. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

DISCLOSURE FOR INSURERS UPON INITIAL IMPLEMENTATION OF CODIFICATION:
Accounting changes adopted to conform to the provisions of the NAIC SAP are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned funds (surplus), of approximately $17,680,000 as of January 1, 2001.

These financial statements are unaudited. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. For further information, refer to the statutory-basis financial statements and notes as of December 31, 2000, 1999, and 1998 included in this registration statement.

--------------------------------------------------------------------------------
2. SUBSEQUENT EVENTS

On December 7, 2001, Swiss Re acquired Lincoln National Corporation's (LNC's) reinsurance operation for $2.0 billion. The Company, as a subsidiary of LNC, received $1.84 billion of the $2.0 billion proceeds. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation.

A statutory gain of $1.48 billion was generated under the indemnity reinsurance agreements. This gain was recorded as a deferred gain on the Company's balance sheet in accordance with the requirements of SSAP 61 and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of fifteen years on a declining basis. During 2001, the Company recognized $8.0 million of deferred gain amortization.

LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. Under the timeframe provided for within the acquisition agreement for dispute resolution, it is probable that the earliest point that the final closing financial statements will be agreed upon would be the second quarter of 2002. If the parties are unable to reach agreement, and these matters go to arbitration, an ultimate resolution of the final closing financial statements may take several additional months. Upon reaching agreement as to the final closing financial statements, it is possible that LNC could record adjustments to realized gain or loss on the sale of subsidiaries, to income from operations, or to the amount of deferred gain associated with the Swiss Re acquisition. However, at the present time, LNC believes the amounts reported within LNC's December 31, 2001 financial statements represent the best estimate of the ultimate outcome of Swiss Re's acquisition of LNC's reinsurance business.

LNC's, inclusive of the Company, ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the reinsurance personal accident business. LNC's exposure is capped at $100 million ($65 million after-tax) for net future payments under the personal accident programs in excess of $148 million, which represents the personal accident liabilities net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business including disability income, HMO excess-of-loss, group carrier medical and property and casualty reinsurance lines.

THIS PAGE WAS INTENTIONALLY LEFT BLANK.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                              DECEMBER 31
                                                              2000        1999
                                                              ---------   ---------
                                                              (IN MILLIONS)
                                                              ---------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                         $21,852.5   $22,985.0
------------------------------------------------------------
Preferred stocks                                                  261.7       253.8
------------------------------------------------------------
Unaffiliated common stocks                                        161.7       166.9
------------------------------------------------------------
Affiliated common stocks                                          743.0       604.7
------------------------------------------------------------
Mortgage loans on real estate                                   4,102.0     4,211.5
------------------------------------------------------------
Real estate                                                       271.7       254.0
------------------------------------------------------------
Policy loans                                                    1,723.5     1,652.9
------------------------------------------------------------
Other investments                                                 485.0       426.6
------------------------------------------------------------
Cash and short-term investments                                 1,448.4     1,409.2
------------------------------------------------------------  ---------   ---------
Total cash and investments                                     31,049.5    31,964.6
------------------------------------------------------------
Premiums and fees in course of collection                         111.5       115.8
------------------------------------------------------------
Accrued investment income                                         444.2       435.3
------------------------------------------------------------
Reinsurance recoverable                                           450.7       199.0
------------------------------------------------------------
Funds withheld by ceding companies                                 74.4        73.5
------------------------------------------------------------
Company owned policies and contracts                              335.0         9.1
------------------------------------------------------------
Federal income taxes recoverable from parent company                0.1        61.6
------------------------------------------------------------
Goodwill                                                           38.4        43.1
------------------------------------------------------------
Other admitted assets                                             106.1        57.6
------------------------------------------------------------
Separate account assets                                        43,904.6    46,105.1
------------------------------------------------------------  ---------   ---------
Total admitted assets                                         $76,514.5   $79,064.7
------------------------------------------------------------  =========   =========

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                             $12,797.4   $12,184.0
------------------------------------------------------------
Other policyholder funds                                       15,328.8    16,589.5
------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee       639.8       364.0
------------------------------------------------------------
Funds held under reinsurance treaties                             849.6       796.9
------------------------------------------------------------
Asset valuation reserve                                           534.1       490.9
------------------------------------------------------------
Interest maintenance reserve                                       20.9        72.3
------------------------------------------------------------
Other liabilities                                                 536.8       627.0
------------------------------------------------------------
Short-term loan payable to parent company                         199.5       205.0
------------------------------------------------------------
Net transfers due from separate accounts                         (976.1)     (896.5)
------------------------------------------------------------
Separate account liabilities                                   43,904.6    46,105.1
------------------------------------------------------------  ---------   ---------
Total liabilities                                              73,835.4    76,538.2
------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million
  (owned by Lincoln National Corporation)                          25.0        25.0
------------------------------------------------------------
Surplus notes due to Lincoln National Corporation               1,250.0     1,250.0
------------------------------------------------------------
Paid-in surplus                                                 2,006.1     1,942.6
------------------------------------------------------------
Unassigned surplus -- deficit                                    (602.0)     (691.1)
------------------------------------------------------------  ---------   ---------
Total capital and surplus                                       2,679.1     2,526.5
------------------------------------------------------------  ---------   ---------
Total liabilities and capital and surplus                     $76,514.5   $79,064.7
------------------------------------------------------------  =========   =========

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              2000        1999        1998
                                                              ---------   ---------   ---------
                                                              (IN MILLIONS)
                                                              ---------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                         $ 8,508.9   $ 7,273.6   $12,737.6
------------------------------------------------------------
Net investment income                                           2,125.5     2,203.2     2,107.2
------------------------------------------------------------
Amortization of interest maintenance reserve                       21.6        29.1        26.4
------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded           568.4       472.3       179.9
------------------------------------------------------------
Expense charges on deposit funds                                  118.2       146.5       134.6
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      624.8       473.9       396.3
------------------------------------------------------------
Other income                                                      166.2        88.8        31.3
------------------------------------------------------------  ---------   ---------   ---------
Total revenues                                                 12,133.6    10,687.4    15,613.3
------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                8,950.3     8,504.9    13,964.1
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses         2,466.2     1,618.3     2,919.4
------------------------------------------------------------  ---------   ---------   ---------
Total benefits and expenses                                    11,416.5    10,123.2    16,883.5
------------------------------------------------------------  ---------   ---------   ---------
Gain (loss) from operations before dividends to
policyholders, income taxes and net realized gain on
investments                                                       717.1       564.2    (1,270.2)
------------------------------------------------------------
Dividends to policyholders                                         80.2        80.3        67.9
------------------------------------------------------------  ---------   ---------   ---------
Gain (loss) from operations before federal income taxes and
net realized gain on investments                                  636.9       483.9    (1,338.1)
------------------------------------------------------------
Federal income taxes (credit)                                      94.9        85.4      (141.0)
------------------------------------------------------------  ---------   ---------   ---------
Gain (loss) from operations before net realized gain on
investments                                                       542.0       398.5    (1,197.1)
------------------------------------------------------------
Net realized gain on investments, net of income tax expense
and excluding net transfers to the interest maintenance
reserve                                                            27.9       114.4        46.8
------------------------------------------------------------  ---------   ---------   ---------
Net income (loss)                                             $   569.9   $   512.9   $(1,150.3)
------------------------------------------------------------  =========   =========   =========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              2000       1999       1998
                                                              --------   --------   ---------
                                                              (IN MILLIONS)
                                                              -------------------------------
Capital and surplus at beginning of year                      $2,526.5   $2,564.5   $ 2,968.4
------------------------------------------------------------

CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income (loss)                                                569.9      512.9    (1,150.3)
------------------------------------------------------------
Change in difference in cost and admitted investment amounts      17.2     (101.9)     (304.8)
------------------------------------------------------------
Change in nonadmitted assets                                     (21.9)     (22.9)      (17.1)
------------------------------------------------------------
Change in liability for reinsurance in unauthorized
companies                                                          0.6       26.0       (35.2)
------------------------------------------------------------
Gain on (amortization of) reinsurance of disability income
business                                                          (7.9)      71.8          --
------------------------------------------------------------
Change in policy reserve valuation basis                          (5.6)        --        (0.4)
------------------------------------------------------------
Change in asset valuation reserve                                (43.2)      (6.4)      (34.5)
------------------------------------------------------------
Proceeds from surplus notes due to Lincoln National
Corporation                                                         --         --     1,250.0
------------------------------------------------------------
Paid-in surplus                                                   63.5       12.5       108.4
------------------------------------------------------------
Dividends to Lincoln National Corporation                       (420.0)    (530.0)     (220.0)
------------------------------------------------------------  --------   --------   ---------
Capital and surplus at end of year                            $2,679.1   $2,526.5   $ 2,564.5
------------------------------------------------------------  ========   ========   =========

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              2000        1999        1998
                                                              ---------   ---------   ----------
                                                              (IN MILLIONS)
                                                              ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received   $ 8,082.8   $ 7,671.1   $ 13,495.2
------------------------------------------------------------
Allowances and reserve adjustments received (paid) on
reinsurance ceded                                                 610.1       (19.9)      (632.4)
------------------------------------------------------------
Investment income received                                      2,109.8     2,168.6      2,003.9
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      624.8       470.6        396.3
------------------------------------------------------------
Benefits paid                                                  (9,843.9)   (8,699.4)    (7,395.8)
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses paid   (1,796.4)   (1,734.5)    (2,909.7)
------------------------------------------------------------
Proceeds related to reinsurance of disability income
business                                                             --        71.8           --
------------------------------------------------------------
Federal income taxes recovered (paid)                             (16.3)      (81.2)        84.2
------------------------------------------------------------
Dividends to policyholders                                        (82.6)      (82.8)       (12.9)
------------------------------------------------------------
Other income received and expenses paid, net                      (48.9)      252.1        207.0
------------------------------------------------------------  ---------   ---------   ----------
Net cash provided by (used in) operating activities              (360.6)       16.4      5,235.8
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                      5,845.5     6,557.7     10,926.5
------------------------------------------------------------
Purchase of investments                                        (4,719.6)   (5,940.8)   (16,950.0)
------------------------------------------------------------
Other uses including reinsured policy loans                      (344.6)     (497.0)      (778.3)
------------------------------------------------------------  ---------   ---------   ----------
Net cash provided by (used in) investing activities               781.3       119.9     (6,801.8)
------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                    63.5        12.5        108.4
------------------------------------------------------------
Proceeds from surplus notes from shareholder                         --          --      1,250.0
------------------------------------------------------------
Proceeds from borrowings from shareholder                         180.0       205.0        140.0
------------------------------------------------------------
Repayment of borrowings from shareholder                         (205.0)     (140.0)      (120.0)
------------------------------------------------------------
Dividends paid to shareholder                                    (420.0)     (530.0)      (220.0)
------------------------------------------------------------  ---------   ---------   ----------
Net cash provided by (used in) financing activities              (381.5)     (452.5)     1,158.4
------------------------------------------------------------  ---------   ---------   ----------
Net increase (decrease) in cash and short-term investments         39.2      (316.2)      (407.6)
------------------------------------------------------------
Cash and short-term investments at beginning of year            1,409.2     1,725.4      2,133.0
------------------------------------------------------------  ---------   ---------   ----------
Cash and short-term investments at end of year                $ 1,448.4   $ 1,409.2   $  1,725.4
------------------------------------------------------------  =========   =========   ==========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS
The Lincoln National Life Insurance Company (the "Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 2000, the Company owned 100% of the outstanding common stock of four insurance company subsidiaries and five non-insurance subsidiaries.

The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several territories of the United States.

USE OF ESTIMATES
The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

INVESTMENTS
Bonds and preferred stocks are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds and preferred stocks are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is classified as a real estate investment rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by a NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in net income; on a pre-tax basis, in the period in which the asset giving rise to the gain or loss is sold. Such realized capital gains and losses are reported net of associated amortized of deferred acquisition costs and investment expenses, using the specific identification method. Under GAAP, writedowns are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

SUBSIDIARIES
The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's insurance subsidiaries are carried at their statutory-basis net equity and the non-insurance subsidiaries are carried at their GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. Both insurance subsidiaries and non-insurance subsidiaries are presented in the balance sheets as investments in affiliated common stocks.

POLICY ACQUISITION COSTS
The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, expense margins and actual realized gain (loss) on investments.

NONADMITTED ASSETS
Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

PREMIUMS
Revenues for universal life policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.

Premiums and deposits with respect to annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

BENEFIT RESERVES
Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

REINSURANCE
Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, assets and liabilities related to reinsurance ceded contracts are reported on a gross basis, except for certain reinsurance contracts that provide statutory surplus relief to other insurance companies, for which a right of offset exist.

A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Insurance Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill and amortized over future periods, not to exceed 40 years, in accordance with benefits expected to be derived from the acquisitions. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting; whereas, such contracts are accounted for using deposit accounting under GAAP.

DEFERRED INCOME TAXES
Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

POLICYHOLDER DIVIDENDS
Policyholder dividends are recognized when declared rather than over the term of the related policies.

SURPLUS NOTES DUE TO LNC
Surplus notes due to LNC are reported as surplus rather than as liabilities. On a statutory basis, interest on surplus notes is not accrued until approval is received from the Indiana Insurance Commissioner; whereas, under GAAP, interest would be accrued periodically based on the outstanding principal and the interest rate.

STATEMENTS OF CASH FLOWS
Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

A reconciliation of the Company's net income (loss) and capital and surplus determined on a statutory-basis with amounts determined in accordance with GAAP is as follows:

                                                              CAPITAL AND SURPLUS     NET INCOME (LOSS)
                                                              -----------------------------------------------------
                                                              DECEMBER 31             YEAR ENDED DECEMBER 31
                                                              2000        1999        2000      1999      1998
                                                              -----------------------------------------------------
                                                              (IN MILLIONS)           (IN MILLIONS)
                                                              -----------------------------------------------------
Amounts reported on a statutory-basis.......................  $ 2,679.1   $ 2,526.5   $ 569.9   $ 512.9   $(1,150.3)
GAAP adjustments:
  Deferred policy acquisition costs, present value of future
    profits and non-admitted goodwill.......................    3,812.6     3,628.2     287.9     135.0        48.5
  Policy and contract reserves..............................   (2,129.9)   (1,943.1)   (142.3)    (97.3)    1,743.4
  Policyholders' share of earnings and surplus on
    participating business..................................     (131.1)     (122.7)      (.3)     (1.8)        3.2
  Deferred income taxes.....................................      185.2       244.5    (108.3)   (117.4)     (218.6)
  Interest maintenance reserve..............................       20.9        72.3     (51.4)    (87.2)       24.4
  Asset valuation reserve...................................      534.1       490.9        --        --          --
  Nonadmitted assets, including nonadmitted investments.....      196.1       139.6        --        --          --
  Unrealized gain (loss) on investments.....................       38.7      (555.2)       --        --          --
  Net realized loss on investments..........................     (156.5)     (186.4)     18.9     (32.4)     (116.7)
  Investments in subsidiary companies.......................      523.3       460.9      61.8      39.1        41.3
  Other, net................................................     (123.7)      (61.0)     12.7     129.8       103.6
  Surplus notes and related interest........................   (1,250.0)   (1,250.0)       --       1.5        (1.5)
                                                              ---------   ---------   -------   -------   ---------
Net increase (decrease).....................................    1,519.7       918.0      79.0     (30.7)    1,627.6
                                                              ---------   ---------   -------   -------   ---------
Amounts on a GAAP basis.....................................  $ 4,198.8   $ 3,444.5   $ 648.9   $ 482.2   $   477.3
                                                              =========   =========   =======   =======   =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Other significant accounting practices are as follows:

INVESTMENTS
Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the scientific method.

Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

Preferred stocks are reported at cost or amortized cost.

Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

Policy loans are reported at unpaid balances.

The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items or deferred in IMR, where applicable, and are amortized over the remaining lives of the hedged items as adjustments to investment income. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the respective derivative.

Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. government obligations or foreign exchange risk. Moreover, the derivatives used to hedge those exposures are designated as hedges and reduce the indicated risk by demonstrating a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the change in value of the derivatives is included in net income.

Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

LOANED SECURITIES
Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, the Company will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in the Company's balance sheet in accordance with accounting guidance for secured borrowings and collateral. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

GOODWILL
Goodwill, which represents the excess, subject to certain limitations, of the ceding commission over statutory-basis net assets of business purchased under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

PREMIUMS
Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

BENEFITS
Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Insurance Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

The tabular interest, tabular less actual reserves released and tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

CLAIMS AND CLAIM ADJUSTMENT EXPENSES
Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

REINSURANCE CEDED AND ASSUMED
Reinsurance premiums, benefits and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on investments managed by the Company are reported in net investment income.

PENSION BENEFITS
Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

INCOME TAXES
The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

STOCK OPTIONS
The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other measurement date, over the amount an employee or agent must pay to acquire the stock.

ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS Separate account assets and liabilities reported in the accompanying balance sheets represent segregated funds administered and invested for the exclusive benefit of pension and variable life and annuity contractholders and for which the contractholders, rather than the Company, bear the investment risk. Separate account assets and liabilities are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are included in income from separate account investment management and administration service fees. Mortality charges on variable universal life contracts are included in income from expense charges on deposit funds. Fees charged relative to variable life and annuity administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in income from separate account investment management and administration service fees.

RECLASSIFICATIONS
Certain amounts reported in the prior years' statutory-basis financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications had no effect on unassigned surplus or net income (loss) of the prior years.

--------------------------------------------------------------------------------
2. PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department. For periods prior to January 1, 2001, effective "prescribed" statutory accounting practices were interspersed throughout state insurance laws and regulations, the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective on January 1, 2001. Indianaadopted the provisions of the revised manual. The revised manual changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements for periods subsequent to December 31, 2000. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported in 2001 financial statements as an adjustment to surplus as of January 1, 2001.Management believes the impact of these changes, upon adoption, will not result in a significant reduction in the Company's statutory-basis capital and surplus.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
3. INVESTMENTS

The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                              COST OR     GROSS        GROSS
                                                              AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                              COST        GAINS        LOSSES       VALUE
                                                              -----------------------------------------------
                                                              (IN MILLIONS)
                                                              -----------------------------------------------
At December 31, 2000:
  Corporate.................................................  $17,205.5     $430.8       $542.0     $17,094.3
  U.S. government...........................................      324.2       64.2          2.5         385.9
  Foreign government........................................      812.6       35.9         27.9         820.6
  Mortgage-backed...........................................    3,499.0       89.9         34.2       3,554.7
  State and municipal.......................................       11.2         --           .1          11.1
                                                              ---------     ------       ------     ---------
                                                              $21,852.5     $620.8       $606.7     $21,866.6
                                                              =========     ======       ======     =========

At December 31, 1999:
  Corporate.................................................  $17,758.4     $229.6       $763.0     $17,225.0
  U.S. government...........................................      316.8       29.6         21.5         324.9
  Foreign government........................................      984.5       49.8         39.9         994.4
  Mortgage-backed...........................................    3,913.7       46.2        139.0       3,820.9
  State and municipal.......................................       11.6         --           .5          11.1
                                                              ---------     ------       ------     ---------
                                                              $22,985.0     $355.2       $963.9     $22,376.3
                                                              =========     ======       ======     =========

The carrying amounts of bonds in the balance sheets at December 31, 2000 and 1999 reflect adjustments of $58,300,000 and $38,900,000, respectively, to decrease amortized cost as a result of the Securities Valuation Office of the NAIC ("SVO") designating certain investments as in or near default.

A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 2000, by contractual maturity, is as follows:

                                    COST OR
                                    AMORTIZED   FAIR
                                    COST        VALUE
                                    ---------------------
                                    (IN MILLIONS)
                                    ---------------------
Maturity:
  In 2001.........................  $   740.1   $   742.2
  In 2002-2005....................    4,446.6     4,450.6
  In 2006-2010....................    5,946.1     5,808.8
  After 2010......................    7,220.7     7,310.3
  Mortgage-backed securities......    3,499.0     3,554.7
                                    ---------   ---------
Total.............................  $21,852.5   $21,866.6
                                    =========   =========

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

Proceeds from sales of investments in bonds during 2000, 1999 and 1998 were $2,878,200,000, $5,351,400,000 and $9,395,000,000, respectively. Gross gains during 2000, 1999 and 1998 of $56,000,000, $95,400,000 and $186,300,000,
respectively, and gross losses of $116,500,000, $195,500,000 and $138,000,000, respectively, were realized on those sales.

At December 31, 2000 and 1999, investments in bonds, with an admitted asset value of $99,900,000 and $116,500,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Unrealized gains and losses on investments in unaffiliated common stocks are reported directly in unassigned surplus. The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                          COST OR    GROSS       GROSS
                                          AMORTIZED  UNREALIZED  UNREALIZED  FAIR
                                          COST       GAINS       LOSSES      VALUE
                                          -----------------------------------------
                                          (IN MILLIONS)
                                          -----------------------------------------
At December 31, 2000:
  Preferred stocks......................   $261.7      $ 2.9       $25.1     $239.5
  Unaffiliated common stocks............    145.7       30.7        14.7      161.7
At December 31, 1999:
  Preferred stocks......................   $253.8      $ 1.3       $31.5     $223.6
  Unaffiliated common stocks............    150.4       34.2        17.7      166.9

The carrying amount of preferred stocks in the balance sheets at December 31, 2000 and 1999 reflects adjustments of $7,600,000 and $4,100,000, respectively, to decrease amortized cost as a result of the SVO designating certain investments as low or lower quality.

During 2000, the minimum and maximum lending rates for mortgage loans were 6.63% and 9.33%, respectively. At the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)
issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.
Components of the Company's investments in real estate are summarized as follows:

                                         DECEMBER 31
                                         2000     1999
                                         ---------------
                                         (IN MILLIONS)
                                         ---------------
Occupied by the Company:
  Land.................................  $  2.5   $  2.5
  Buildings............................    10.5     11.1
  Less accumulated depreciation........    (2.5)    (2.2)
                                         ------   ------
Net real estate occupied by the
  Company..............................    10.5     11.4
Other:
  Land.................................    45.8     46.2
  Buildings............................   238.3    226.8
  Other................................    16.3      4.7
  Less accumulated depreciation........   (39.2)   (35.1)
                                         ------   ------
Net other real estate..................   261.2    242.6
                                         ------   ------
Net real estate........................  $271.7   $254.0
                                         ======   ======

The major categories of net investment income are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              2000       1999       1998
                                                              ------------------------------
                                                              (IN MILLIONS)
                                                              ------------------------------
Income:
  Bonds.....................................................  $1,744.3   $1,840.6   $1,714.3
  Preferred stocks..........................................      21.3       20.3       19.7
  Unaffiliated common stocks................................       4.9        6.3       10.6
  Affiliated common stocks..................................      10.2        7.8        5.2
  Mortgage loans on real estate.............................     328.1      321.0      323.6
  Real estate...............................................      41.4       57.8       81.4
  Policy loans..............................................     109.8      101.7       86.5
  Other investments.........................................      58.7       50.6       26.5
  Cash and short-term investments...........................      77.9       95.9      104.7
                                                              --------   --------   --------
Total investment income.....................................   2,396.6    2,502.0    2,372.5
Expenses:
  Depreciation..............................................      12.8       14.4       19.3
  Other.....................................................     258.3      284.4      246.0
                                                              --------   --------   --------
Total investment expenses...................................     271.1      298.8      265.3
                                                              --------   --------   --------
Net investment income.......................................  $2,125.5   $2,203.2   $2,107.2
                                                              ========   ========   ========

Net realized capital gains/(losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                              2000     1999     1998
                                                              ------------------------
                                                              (IN MILLIONS)
                                                              ------------------------
Net realized capital gains (losses).........................  $(60.3)  $ 20.8   $179.7
Less amount transferred to IMR (net of related taxes
  (credits) of ($16.0), ($31.4) and $27.3 in 2000, 1999 and
  1998, respectively).......................................   (29.7)   (58.3)    50.8
                                                              ------   ------   ------
                                                               (30.6)    79.1    128.9
Less federal income taxes (credits) on realized gains.......   (58.5)   (35.3)    82.1
                                                              ------   ------   ------
Net realized capital gains after transfer to IMR and taxes
  (credits).................................................  $ 27.9   $114.4   $ 46.8
                                                              ======   ======   ======

--------------------------------------------------------------------------------
4. SUBSIDIARIES

The Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ('LNH&C'), Lincoln National

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4. SUBSIDIARIES (CONTINUED)
Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LNY"). The Company also owns 100% of the outstanding common stock of five non-insurance company subsidiaries: Lincoln National Insurance Associates ("LNIA"), Sagemark Consulting, Inc. ("Sagemark"), Wakefield Tower Alpha Limited ("Wakefield"), Lincoln Realty Capital Corporation ("LRCC") and Lincoln Life & Annuity Distributors, Inc. ("LLAD").
Statutory-basis financial information related to the insurance subsidiaries is summarized as follows (in millions):

                       DECEMBER 31, 2000
                       ------------------------------------
                       FIRST PENN  LNH&C   LNRAC   LNY
                       ------------------------------------
Cash and invested
  assets.............   $1,376.9   $422.0  $410.5  $1,947.0
Other assets.........       41.6     46.4   487.1     371.5
                        --------   ------  ------  --------
Total admitted
  assets.............   $1,418.5   $468.4  $897.6  $2,318.5
                        ========   ======  ======  ========

Insurance reserves...   $1,305.3   $339.2  $231.9  $1,772.1
Other liabilities....       41.8     36.1   598.1      48.0
Separate account
  liabilities........         --       --      --     329.8
Capital and surplus..       71.4     93.1    67.6     168.6
                        ========   ======  ======  ========
Total liabilities and
  capital and
  surplus............   $1,418.5   $468.4  $897.6  $2,318.5
                        ========   ======  ======  ========

                       YEAR ENDED DECEMBER 31, 2000
                       -----------------------------------
                       FIRST
                       PENN     LNH&C    LNRAC      LNY
                       -----------------------------------
Revenues.............  $327.6   $256.4   $1,646.6   $389.8
Benefits and
  expenses...........   322.2    259.4    1,630.7    341.8
Net realized
  losses.............      --      (.1)       (.1)    (2.2)
                       ------   ------   --------   ------
Net income (loss)....  $  5.4   $ (3.1)  $   15.8   $ 45.8
                       ======   ======   ========   ======

                           DECEMBER 31, 1999
                           ------------------------------------
                           FIRST PENN  LNH&C   LNRAC   LNY
                           ------------------------------------
Cash and invested
  assets.................   $1,318.7   $434.6  $443.6  $1,888.6
Other assets.............       40.6    55.5    492.6     403.1
                            ========   ======  ======  ========
Total admitted assets....   $1,359.3   $490.1  $936.2  $2,291.7
                            ========   ======  ======  ========

Insurance reserves.......   $1,242.2   $394.4  $261.4  $1,802.4
Other liabilities........       44.3    27.9    614.4      25.6
Separate account
  liabilities............         --      --       --     328.8
Capital and surplus......       72.8    67.8     60.4     134.9
                            ========   ======  ======  ========
Total liabilities and
  capital and surplus....   $1,359.3   $490.1  $936.2  $2,291.7
                            ========   ======  ======  ========

                           YEAR ENDED DECEMBER 31, 1999
                           ------------------------------
                           FIRST
                           PENN    LNH&C   LNRAC  LNY
                           ------------------------------
Revenues.................  $332.7  $263.3  $88.4  $313.3
Benefits and expenses....   329.0  346.9   75.4    291.4
Net realized gains
  (losses)...............      --     --     .2     (2.0)
                           ------  ------  -----  ------
Net income (loss)........  $  3.7  $(83.6) $13.2  $ 19.9
                           ======  ======  =====  ======

LNIA was purchased in 1998 for $600,000 and is valued on the equity method with an admitted asset value of $800,000 at December 31, 2000. Sagemark is a broker dealer and was acquired in connection with a reinsurance transaction completed in 1998. Sagemark is valued on the equity method with an admitted asset value of $6,600,000 at December 31, 2000. Wakefield was formed in 1999 to engage in the ownership and management of investments and is valued on the equity method with an admitted asset value of $264,000,000 at December 31, 2000. Wakefield's assets as of December 31, 2000 consist entirely of investments in bonds. LRCC was formed in 1999 to engage in the management of certain real estate investments. It was capitalized with cash and three real estate investments of $12,700,000 and is valued on the equity method with an admitted asset value of $25,700,000 at December 31, 2000. LLAD was formed in 2000 to distribute the Company's products to its customers and is valued on the equity method with an admitted asset value of $45,200,000 at December 31, 2000.

The carrying value of all affiliated common stocks, was $743,000,000 and $604,700,000 at December 31, 2000 and 1999, respectively. The cost basis of investments in subsidiaries as of December 31, 2000 and 1999 was $1,058,300,000 and $970,700,000, respectively.

During 2000, 1999 and 1998, the insurance subsidiaries paid dividends to the Company of $11,000,000, $5,200,000 and $5,200,000, respectively.

--------------------------------------------------------------------------------
5. FEDERAL INCOME TAXES

The effective federal income tax rate in the accompanying Statements of Operations differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends received tax deductions and differences between

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5. FEDERAL INCOME TAXES (CONTINUED)
statutory accounting and tax return recognition relative to policy acquisition costs, policy and contract liabilities and reinsurance ceding commissions.

In 2000 and 1999, capital losses of $174,000,000 and $151,700,000 respectively, were incurred and carried back to recover taxes paid in prior years.

The Company paid (received) ($42,600,000), $45,300,000 and $2,300,000 to (from)
LNC in 2000, 1999 and 1998, respectively, for federal income taxes.

Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as 'Policyholders' Surplus.' The Company has approximately $187,000,000 of untaxed 'Policyholders' Surplus' on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account became taxable under the current federal income tax rate, the tax would be approximately $65,500,000.

--------------------------------------------------------------------------------
6. SUPPLEMENTAL FINANCIAL DATA

The balance sheet caption "Reinsurance recoverable" includes amounts recoverable from other insurers for claims paid by the Company of $123,500,000 and $81,200,000 at December 31, 2000 and 1999, respectively.
The balance sheet caption, "Future policy benefits and claims," and the balance sheet caption "Other policyholder funds" have been reduced for insurance ceded in the amounts of $5,237,000,000 and $5,340,000,000 as of December 31, 2000 and
1999, respectively.
Reinsurance transactions, excluding assumption reinsurance, included in the income statement caption, "Premiums and deposits," are as follows:

                            YEAR ENDED DECEMBER 31
                            2000       1999       1998
                            ------------------------------
                            (IN MILLIONS)
                            ------------------------------
Insurance assumed.........  $3,952.9   $2,606.5   $9,018.9
Insurance ceded...........   2,766.6    1,675.1      877.1
                            --------   --------   --------
Net reinsurance
  premiums................  $1,186.3   $  931.4   $8,141.8
                            ========   ========   ========

The income statement caption, "Benefits and settlement expenses," is net of reinsurance recoveries of $1,875,000,000, $2,609,000,000 and $2,098,800,000 for
2000, 1999 and 1998, respectively.

Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                    DECEMBER 31
                                    2000        1999
                                    ---------------------
                                    (IN MILLIONS)
                                    ---------------------
Premium deposit funds.............  $14,762.0   $16,208.3
Undistributed earnings on
  participating business..........      345.2       346.9
Other.............................      221.6        34.3
                                    ---------   ---------
                                    $15,328.8   $16,589.5
                                    =========   =========

Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and fees in course of collection," are as follows:

                                  DECEMBER 31, 2000
                                  -------------------------
                                                    NET OF
                                  GROSS   LOADING   LOADING
                                  -------------------------
                                  (IN MILLIONS)
                                  -------------------------
Ordinary new business...........  $13.0    $ 8.1     $ 4.9
Ordinary renewal................   57.9     15.7      42.2
Group life......................    9.7       .2       9.5
                                  -----    -----     -----
                                  $80.6    $24.0     $56.6
                                  =====    =====     =====

                                   DECEMBER 31, 1999
                                   -------------------------
                                                     NET OF
                                   GROSS   LOADING   LOADING
                                   -------------------------
                                   (IN MILLIONS)
                                   -------------------------
Ordinary new business............  $10.8    $ 7.3     $ 3.5
Ordinary renewal.................   54.2      6.8      47.4
Group life.......................   13.7       .1      13.6
                                   -----    -----     -----
                                   $78.7    $14.2     $64.5
                                   =====    =====     =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
7. ANNUITY RESERVES

At December 31, 2000, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                        AMOUNT      PERCENT
                                        -------------------
                                        (IN MILLIONS)
                                        -------------------
Subject to discretionary withdrawal
  with adjustment:
  With market value adjustment........  $ 1,970.6       3%
  At book value, less surrender
    charge............................    1,534.7       2
  At market value.....................   41,634.6      69
                                        ---------     ---
                                         45,139.9      74
Subject to discretionary withdrawal
  without adjustment at book value
  with minimal or no charge or
  adjustment..........................   12,598.5      21
Not subject to discretionary
  withdrawal..........................    2,934.7       5
                                        ---------     ---
Total annuity reserves and deposit
  fund................................   60,673.1     100%
                                                      ===
Less reinsurance......................    1,313.6
                                        ---------
Net annuity reserves and deposit fund
  liabilities, including separate
  accounts............................  $59,359.5
                                        =========

--------------------------------------------------------------------------------
8. CAPITAL AND SURPLUS

In 1998, the Company issued two surplus notes to LNC in return for cash of $1,250,000,000. The first note, for $500,000,000, was issued to LNC in connection with the CIGNA Corporation ("CIGNA") indemnity reinsurance transaction on January 5, 1998. This note calls for the Company to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before January 5, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,315,700,000 at December 31, 2000), and subject to approval by the Indiana Insurance Commissioner.

The second note for $750,000,000 was issued on December 18, 1998, to LNC in connection with the Aetna, Inc. ("Aetna") indemnity reinsurance transaction. This note calls for the Company to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before December 18, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,379,600,000 at December 31, 2000), and subject to approval by the Indiana Insurance Commissioner.

A summary of the terms of these surplus notes follows (in millions):

                                                     PRINCIPAL                     INCEPTION      ACCRUED
                                                   OUTSTANDING AT                   TO DATE     INTEREST AT
                                     PRINCIPAL      DECEMBER 31,   CURRENT YEAR    INTEREST    DECEMBER 31,
  DATE ISSUED                      AMOUNT OF NOTE       2000       INTEREST PAID     PAID          2000
  -----------                      --------------  --------------  -------------  -----------  -------------
  January 5, 1998................   $     500.0      $     500.0    $     24.6    $     89.7     $      8.2
  December 18, 1998..............         750.0            750.0          33.9          80.7           11.3
                                    -----------      -----------    ----------    ----------     ----------
  Total..........................   $   1,250.0      $   1,250.0    $     58.5    $    170.4     $     19.5
                                    ===========      ===========    ==========    ==========     ==========

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 2000, the Company exceeds the RBC requirements.

The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. The Company assumed a block of individual life insurance and annuity business from CIGNA

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

8. CAPITAL AND SURPLUS (CONTINUED)
in January 1998 and a block of individual life insurance business from Aetna in October 1998. These acquisitions were structured as indemnity reinsurance transactions. The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related ceding commission is recorded in the Statement of Operations as a expense resulting in a reduction of unassigned surplus. As a result of these transactions, the Company's statutory-basis unassigned surplus is negative as of December 31, 2000 and it will be necessary for the Company to obtain the prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time as statutory-basis unassigned surplus is positive. The time frame for unassigned surplus to return to a positive position is dependent upon future statutory earnings and dividends paid to LNC. Although no assurance can be given, management believes that the approvals for the payment of such dividends, in amounts consistent with those paid in the past, can be obtained.

The Company is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the State of Indiana, the Company is also subject to the regulatory requirements that the State of New York imposes upon accredited reinsurers.

--------------------------------------------------------------------------------
9. EMPLOYEE BENEFIT PLANS

LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans, supplemental retirement plans, a salary continuation plan, supplemental executive retirement plan and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial Statements of Operations or financial position for any of the periods shown.

LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options awarded under the stock option incentive plans are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death. Options granted prior to 1992 and are exercisable one year after the date of grant and options issued subsequent to 1991 become exercisable in 25% increments on the option issuance anniversary in the four year period following the grant anniversary date. A "reload option" feature was added in 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%.

As a result of changes in the interpretation of the existing accounting rules for stock options, LNC and the Company have decided not to continue issuing stock options to agents that do not meet the stringent definition of a common law employee. In 2000, LNC adopted a stock appreciation right ("SAR") program as a replacement to the agent stock option program. The first awards under this program were also made in 2000. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

The Company recognizes compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through income. This accounting treatment causes volatility in income as a result of changes in the market value of LNC stock. The Company hedges this volatility by purchasing call options on LNC stock. These call options are also marked-to-market through income.

As of December 31, 2000, there were 2,514,507 and 1,421,102 shares of LNC common stock subject to options granted to Company employees and agents, respectively, under the stock option incentive plans of which 951,229 and 572,139, respectively, were exercisable on that date. The exercise prices of the outstanding options range from $12.50 to $53.78. During 2000, 1999 and 1998 there were $190,100, 318,421 and 136,469 options exercised, respectively, and 383,364, 82,024 and 18,288 options forfeited, respectively.

As of December 31, 2000, there were 7,850 and 653,300 shares of LNC common stock subject to SARs granted to Company employees and agents, respectively, under the SAR program. Of the SARs granted, 3,400 granted to agents, were exercisable as of that date. The exercise prices of the outstanding SARs range from $24.72 to $48.19. During 2000, there were no SARS exercised and 5,100 SARs were forfeited.

Effective July 1, 1999, the Company's agent postretirement plan was changed to require agents retiring on or after that date to pay the full premium costs. This change to the Plan resulted in a one-time curtailment gain of $1,400,000 in 1999.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

DISABILITY INCOME CLAIMS
The liabilities for disability income claims, net of the related asset for amounts recoverable from reinsurers, at December 31, 2000 and 1999, were $242,700,000 and $221,600,000, respectively. The liability is based on the assumption that the recent experience will continue in the future. If incidence levels and/or claim termination rates fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

PERSONAL ACCIDENT PROGRAMS
From 1997 through 1999, the Company and its wholly owned subsidiary, LNH&C, reduced new writings of personal accident programs and has now exited the personal accident line of business. As an exited line of business, new agreements are not being entered into; however, the Company must continue to accept premiums for a limited period according to contract terms under agreements in force. As the existing block of personal accident programs runs off, management continues to review the status of the reserves associated with these programs, the development of related financial results.

The exited programs include certain excess-of-loss personal accident reinsurance programs created in the London market and certain workers' compensation carve-out programs managed by Unicover Managers, Inc. The aggregate liabilities associated with the exited personal accident line of business were $169,500,000 and $174,700,000 at December 31, 2000 and 1999, respectively.

The reserves for the various programs included within the personal accident line of business are based on various estimates that are subject to considerable uncertainty. Accordingly, the liability established for the personal accident line of business may prove to be deficient or excessive. However, it is management's opinion that future developments in the personal accident line of business will not materially affect the financial position of the Company.

HMO EXCESS-OF-LOSS REINSURANCE PROGRAMS
The liabilities for HMO excess-of-loss and group carrier medical claims, net of the related assets for amounts recoverable from reinsurers, was $48,300,000 and $101,900,000 at December 31, 2000 and 1999, respectively. LNH&C reviews reserve levels on an ongoing basis. The liabilities are based on the assumption that recent experience will continue in the future. If claims and loss ratios fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, the liability may prove to be deficient or excessive. However, it is management's opinion that such future developments will not materially affect the financial position of the Company.

MARKETING AND COMPLIANCE MATTERS
Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

GROUP PENSION ANNUITIES
The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio. Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

LEASES
The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

Total rental expense on operating leases in 2000, 1999 and 1998 was $45,600,000, $38,900,000 and $34,000,000, respectively. Future minimum rental commitments are as follows (in millions):

2001............................................  $ 41.6
2002............................................    39.3
2003............................................    36.1
2004............................................    34.8
2005............................................    34.5
Thereafter......................................   113.8
                                                  ------
                                                  $300.1
                                                  ======

INFORMATION TECHNOLOGY COMMITMENT
In February 1998, the Company signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. Total costs incurred in 2000, 1999 and 1998 were $65,100,000, $67,400,000 and
$54,800,000 respectively. Future minimum annual costs range from $40,900,000 to $56,800,000, however future costs are dependent on usage and could exceed these amounts.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
INSURANCE CEDED AND ASSUMED
The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. The Company limits its maximum coverage that it retains on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been coinsured with other companies to limit its exposure to interest rate risks. At December 31, 2000, the reserves associated with these reinsurance arrangements totaled $1,224,400,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

Proceeds from the sale of common stock of American States Financial Corporation ("American States") and proceeds from the January 5, 1998 surplus note, were used to finance an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance and annuity business from CIGNA. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $1,127,700,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $4,780,300,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities.

In connection with the completion of the CIGNA reinsurance transaction, the Company recorded a charge of $31,000,000 to cover certain costs of integrating the existing operations with the new block of business.

In 1999, the Company and CIGNA reached an agreement through arbitration on the final statutory-basis values of the assets and liabilities reinsured. As a result, the Company's ceding commission for this transaction was reduced by $58.6 million.

Subsequent to this transaction, the Company and LNY announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998.

On October 1, 1998, the Company and LNY entered into an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance business from Aetna. The Company paid $856,300,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $815,300,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $2,813,800,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities. The Company financed this reinsurance transaction with proceeds from short-term debt borrowings from LNC until the December 18, 1998 surplus note was approved by the Insurance Department. Subsequent to the Aetna transaction, the Company and LNY announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000. The retrocession agreement closed on October 14, 1998 with an effective date of October 1, 1998.

On November 1, 1999, the Company closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agreement, the Company transferred $490,800,000 of cash to MetLife representing the statutory reserves transferred on this business less $17,800,000 of purchase price consideration. A gain on the reinsurance transaction of $71,800,000 was recorded directly in unassigned surplus and is being recognized in statutory earnings over the life of the business with $7,900,000 recognized in income in 2000.

The Company assumes insurance from other companies, including certain affiliates. At December 31, 2000, the Company provided $19,700,000 of statutory-basis surplus relief to other insurance companies under reinsurance transactions. The Company retroceded 100% of this accepted surplus relief to its off-shore reinsurance affiliates. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $16,700,000 and $17,300,000 at December 31, 2000 and 1999,
respectively.

VULNERABILITY FROM CONCENTRATIONS
At December 31, 2000, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2000, 29% of such mortgages, or $1,169,300,000, involved properties located in Texas and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $62,000,000.

At December 31, 2000, the Company did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business; or 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition. Although the Company does not have any significant

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) concentration of customers, the Company's annuities division has a long-standing distribution relationship with American Funds Distributors that is significant to the Company. In 2000, the American Legacy Variable Annuity sold through American Funds Distributors accounted for approximately 44% of the Company's total gross annuity deposits. The relationship with American Funds Distributors is highly valued by the Company. Both the Company and American Funds Distributors are continuously seeking ways to increase sales and to retain the existing business.

OTHER CONTINGENCY MATTERS
The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for certain claims in excess of $5,000,000. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

In early 2000, a lawsuit was filed against the Company by an annuity contractholder. In this case, the plaintiff sought class certification on behalf of all contractholders who acquired variable annuities from the Company to fund tax-deferred qualified retirement plans. The plaintiff claimed that marketing variable annuities for use in such plans is inappropriate. This action was recently dismissed without prejudice, but might be refiled in another form.

During the fourth quarter of 2000, the Company reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of non-variable universal life and participating whole life insurance policies. The agreement is subject to court approval and is expected to become final in 2001. It requires that the Company provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 polices. Total charges recorded during 2000 for this preliminary settlement were $64,700,000.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

DERIVATIVES
The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. government obligations, credit risk, commodity risk and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                              ASSETS (LIABILITIES)
                                                              ---------------------------------
                                          NOTIONAL OR         CARRYING  FAIR    CARRYING  FAIR
                                          CONTRACT AMOUNTS    VALUE     VALUE   VALUE     VALUE
                                          -----------------------------------------------------
                                          DECEMBER 31         DECEMBER 31       DECEMBER 31
                                          2000      1999      2000      2000    1999      1999
                                          -----------------------------------------------------
                                          (IN MILLIONS)
                                          -----------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements..........  $1,558.8  $2,508.8   $ 2.7    $  0.4   $ 5.2    $ 3.2
  Swaptions.............................   1,752.0   1,837.5     8.2       0.9    12.2     10.8
  Interest rate swaps...................     708.2     630.9      --      38.1      --    (19.5)
  Put options...........................        --      21.3      --        --      --      1.9
                                          --------  --------   -----    ------   -----    -----
                                           4,019.0   4,998.5    10.9      39.4    17.4     (3.6)
Foreign currency derivatives:
  Forward contracts.....................      37.5      44.2     2.6       2.5      --      (.4)
                                          --------  --------   -----    ------   -----    -----
                                          $4,056.5  $5,042.7   $13.5    $ 41.9   $17.4    $(4.0)
                                          ========  ========   =====    ======   =====    =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is as follows:

                                                              INTEREST RATE CAPS            SWAPTIONS
                                                              -----------------------------------------------------
                                                              2000           1999           2000           1999
                                                              -----------------------------------------------------
                                                              (IN MILLIONS)
                                                              -----------------------------------------------------
Balance at beginning of year................................  $2,508.8       $4,108.8       $1,837.5       $1,899.5
Terminations and maturities.................................    (950.0)      (1,600.0)         (85.5)         (62.0)
                                                              --------       --------       --------       --------
Balance at end of year......................................  $1,558.8       $2,508.8       $1,752.0       $1,837.5
                                                              ========       ========       ========       ========

                                    INTEREST RATE SWAPS         SPREAD-LOCKS                        FINANCIAL FUTURES
                                    ---------------------------------------------------------------------------------------------
                                    2000          1999          2000          1999                  2000          1999
                                    ---------------------------------------------------------------------------------------------
Balance at beginning of year......  $ 630.9       $ 258.3       $    --       $            --       $    --       $            --
New contracts.....................    652.2         482.4         100.0                    --         267.2                    --
Terminations and maturities.......   (574.9)       (109.8)       (100.0)                   --        (267.2)                   --
                                    -------       -------       -------       ---------------       -------       ---------------
Balance at end of year............  $ 708.2       $ 630.9       $    --       $            --       $    --       $            --
                                    =======       =======       =======       ===============       =======       ===============

                                                              PUT OPTIONS              COMMODITY SWAPS
                                                              ----------------------------------------------------
                                                              2000         1999        2000                  1999
                                                              ----------------------------------------------------
Balance at beginning of year................................  $ 21.3       $21.3       $            --       $ 8.1
New contracts...............................................      --          --                    --          --
Terminations and maturities.................................   (21.3)         --                    --        (8.1)
                                                              ------       -----       ---------------       -----
Balance at end of year......................................  $   --       $21.3       $            --       $  --
                                                              ======       =====       ===============       =====

                                                              FOREIGN CURRENCY DERIVATIVES
                                                              (FOREIGN INVESTMENTS)
                                                              ---------------------------------------------------
                                                              FOREIGN EXCHANGE                  FOREIGN CURRENCY
                                                              FORWARD CONTRACTS                 SWAPS
                                                              ---------------------------------------------------
                                                              2000                  1999        2000        1999
                                                              ---------------------------------------------------
                                                              (IN MILLIONS)
                                                              ---------------------------------------------------
Balance at beginning of year................................  $            --       $ 1.5       $44.2       $47.2
New contracts...............................................               --         2.7          --          --
Terminations and maturities.................................               --        (4.2)       (6.7)       (3.0)
                                                              ---------------       -----       -----       -----
Balance at end of year......................................  $            --       $  --       $37.5       $44.2
                                                              ===============       =====       =====       =====

INTEREST RATE CAP AGREEMENTS
The interest rate cap agreements, which expire in 2001 through 2006, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other investments (amortized costs of $2,700,000 as of December 31, 2000) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

SWAPTIONS
Swaptions, which expire in 2002 through 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the swaptions is included in other investments (amortized cost of $8,200,000 as of December 31, 2000) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

SPREAD LOCK AGREEMENTS
Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified government security is

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock agreements program is to protect against widening of spreads. While spread-lock agreements are used periodically, there are no spread-lock agreements outstanding at December 31, 2000.

FINANCIAL FUTURES CONTRACTS
The Company used exchange-traded financial futures contracts to hedge against interest rate risks on a portion of its fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily. There are no financial futures contracts outstanding at December 31, 2000.

INTEREST RATE SWAP AGREEMENTS
The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income. The Company also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets to support newly acquired blocks of business and certain other portfolios of assets. Once the assets are purchased, the gains (losses) resulting from the termination of the swap agreements will be applied to the basis of the assets. The gains (losses) will be recognized in earnings over the life of the assets. The forecasted purchase of assets related to certain other portfolios of assets is a continuing hedge program. Current interest rate swap positions in this program will hedge asset purchases in 2001.

PUT OPTIONS
The Company used put options, combined with various perpetual fixed income securities, and interest rate swaps to replicate fixed income, fixed maturity investments. The risk hedged is a drop in bond prices due to credit concerns with international bond issuers. The put options allowed the Company to put the bonds back to the counterparties at original par. The put options were sold in 2000.

COMMODITY SWAPS
The Company used a commodity swap to hedge its exposure to fluctuations in the price of gold. A commodity swap is a contractual agreement to exchange a certain amount of a particular commodity for a fixed amount of cash. The Company owned a fixed income security that met its coupon payment obligations in gold bullion. The Company is obligated to pay to the counterparty the gold bullion, and in return, receives from the counterparty a stream of fixed income payments. The fixed income payments were the product of the swap notional multiplied by the fixed rate stated in the swap agreement. The net receipts or payments from the commodity swap were recorded in net investment income. The fixed income security was called in 1999 and the commodity swap expired.

FOREIGN CURRENCY DERIVATIVES
The Company uses a combination of foreign exchange forward contracts and foreign currency swaps, both of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a rate of exchange in the future.

ADDITIONAL DERIVATIVE INFORMATION
Expenses for the agreements and contracts described above amounted to $7,300,000, $6,200,000 and $10,000,000 in 2000, 1999 and 1998, respectively.
Deferred gains and deferred losses of $800,000 and $7,000,000, respectively, as of December 31, 2000, were primarily the result of terminated interest rate swaps, spread-lock agreements, put options and financial futures contracts. The deferred losses are included with the related fixed maturity securities to which the hedge applied and the deferred gains are recorded as a liability. Both the deferred gains and the deferred losses are being amortized over the life of the securities to which the respective hedges applied.

--------------------------------------------------------------------------------
11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

BONDS AND UNAFFILIATED COMMON STOCK
Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.

PREFERRED STOCK
Fair values of preferred stock are based on quoted market prices, where available. For preferred stock not actively traded, fair values are based on values of issues of comparable yield and quality.

MORTGAGE LOANS ON REAL ESTATE
The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS
The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

INVESTMENT-TYPE INSURANCE CONTRACTS
The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e., deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of 'investment-type insurance contracts' are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM DEBT
The carrying value of short-term debt approximates fair value.

SURPLUS NOTES DUE TO LNC
Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

DERIVATIVES
The Company employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the foreign currency exchange contracts and financial futures contracts and industry standard models that are commercially available for interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, commodity swaps and put options.

INVESTMENT COMMITMENTS
Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS
Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                              DECEMBER 31
                                                              -------------------------------------------------
                                                              2000                      1999
                                                              -----------------------   -----------------------
                                                              CARRYING                  CARRYING
ASSETS (LIABILITIES)                                          VALUE        FAIR VALUE   VALUE        FAIR VALUE
---------------------------------------------------------------------------------------------------------------
                                                              (IN MILLIONS)
                                                              -------------------------------------------------
Bonds.......................................................  $ 21,852.5   $ 21,866.6   $ 22,985.0   $ 22,376.3
Preferred stocks............................................       261.7        239.5        253.8        223.6
Unaffiliated common stocks..................................       161.7        161.7        166.9        166.9
Mortgage loans on real estate...............................     4,102.0      4,132.8      4,211.5      4,104.0
Policy loans................................................     1,723.5      1,845.0      1,652.9      1,770.5
Other investments...........................................       485.0        485.0        426.6        426.6
Cash and short-term investments.............................     1,448.4      1,448.4      1,409.2      1,409.2
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed interest
    contracts...............................................   (16,126.3)   (15,850.5)   (17,730.4)   (17,364.3)
  Remaining guaranteed interest and similar contracts.......      (243.8)      (247.9)      (454.7)      (465.1)
Short-term debt.............................................      (199.5)      (199.5)      (205.0)      (205.0)
Surplus notes due to LNC....................................     1,250.0      1,074.5     (1,250.0)    (1,022.1)
Derivatives.................................................        13.5         41.9         17.4         (4.0)
Investment commitments......................................          --          2.2           --         (0.8)
Separate account assets.....................................    43,904.6     43,904.6     46,105.1     46,105.1
Separate account liabilities................................   (43,904.6)   (43,904.6)   (46,105.1)   (46,105.1)

--------------------------------------------------------------------------------
12. TRANSACTIONS WITH AFFILIATES

LLAD has a nearly exclusive general agent's contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LLAD override commissions of $57,500,000, $60,400,000 and $76,700,000 in 2000, 1999
and 1998, respectively. LLAD incurred expenses of $112,900,000, $113,400,000 and $102,400,000 in 2000, 1999 and 1998, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse.

Cash and short-term investments at December 31, 2000 and 1999 include the Company's participation in a short-term cash management program with LNC of $377,700,000 and $390,300,000, respectively. Related investment income amounted to $24,000,000, $16,700,000 and $16,800,000 in 2000, 1999 and 1998,
respectively. The short-term loan payable to parent company at December 31, 2000 and 1999 represents notes payable to LNC.

The Company provides services to and receives services from affiliated companies which resulted in a net payment of $65,700,000, $49,400,000 and $92,100,000 in
2000, 1999 and 1998, respectively.

The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                               YEAR ENDED DECEMBER 31
                               2000       1999     1998
                               --------------------------
                               (IN MILLIONS)
                               --------------------------
Insurance assumed............  $   21.2   $ 19.7   $ 13.7
Insurance ceded..............   2,192.1    777.6    290.1

The balance sheets include reinsurance balances with affiliated companies as follows:

                                    DECEMBER 31
                                    2000           1999
                                    -----------------------
                                    (IN MILLIONS)
                                    -----------------------
Future policy benefits and claims
  assumed.........................  $  584.4       $  413.7
Future policy benefits and claims
  ceded...........................   1,682.8        1,680.4
Amounts recoverable on paid and
  unpaid losses...................     286.9          146.4
Reinsurance payable on paid
  losses..........................       9.3            8.8
Funds held under reinsurance
  treaties-net liability..........   3,294.6        2,106.4

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

12. TRANSACTIONS WITH AFFILIATES (CONTINUED)
Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $709,500,000 and $917,300,000 at December 31, 2000 and 1999, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 2000 and 1999, LNC had guaranteed $709,500,000 and $818,900,000, respectively, of these letters of credit. At December 31, 2000 and 1999, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $133,700,000 and $118,800,000, respectively, for statutory surplus relief received under financial reinsurance ceded agreements.

--------------------------------------------------------------------------------
13. SEPARATE ACCOUNTS

Separate account assets held by the Company consist primarily of long-term bonds, common stocks, short-term investments and mutual funds and are carried at market value. Substantially none of the separate accounts have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.

Separate account premiums, deposits and other considerations amounted to $5,708,600,000, $4,572,600,000 and $3,953,300,000 in 2000, 1999 and 1998,
respectively. Reserves for separate accounts with assets at fair value were $42,888,800,000 and $45,198,900,000 at December 31, 2000 and 1999, respectively.
All reserves are subject to discretionary withdrawal at market value.
A reconciliation of transfers to the Company from the separate accounts is as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              2000       1999           1998
                                                              -----------------------------------
                                                              (IN MILLIONS)
                                                              -----------------------------------
Transfers as reported in the Summary of Operations of the
separate accounts:
  Transfers to separate accounts............................  $ 5,719.2  $ 4,573.2      $ 3,954.9
  Transfers from separate accounts..........................   (5,830.0)  (4,933.8)      (4,069.8)
                                                              ---------  ---------      ---------
Net transfers from separate accounts as reported in the
Summary of Operations.......................................  $  (110.8) $  (360.6)     $  (114.9)
                                                              =========  =========      =========

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (the "Company"), a wholly owned subsidiary of Lincoln National Corporation, as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of The Lincoln National Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

/s/ Ernst & Young LLP

Fort Wayne, Indiana
February 2, 2001

                                    Part C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


   (a) List of Financial Statements

1. Part A The Table of Condensed Financial Information is included in Part A of this Registration Statement. (Not Applicable)

2. Part B The following Financial Statements for the Variable Account are included in Part B of this Registration Statement.

Statement of Assets and Liability--September 30, 3001 (Unaudited)

Statement of Operations--Nine Months Ended September 30, 2001 (Unaudited)

Statement of Changes in Net Assets--Nine Months Ended September 30, 2001 (Unaudited)

Notes to Financial Statements--September 30, 2001 (Unaudited)

Statement of Assets and Liability--December 31, 2000

Statement of Operations--For the Period from April 5, 2000 (inception) to December 31, 2000

Statement of Changes in Net Assets--For the Period from April 5, 2000 (inception) to December 31, 2000

Notes to Financial Statements--December 31, 2000
Report of Ernst & Young LLP, Independent Auditors

3. Part B The following Statutory-Basis Financial Statements of The Lincoln National Life Insurance Company are included in Part B of this Registration
   Statement:

Balance Sheet--Statutory-Basis--September 30, 2001 and 2000 (Unaudited)

Statement of Operations--Statutory Basis--Years ended September 30, 2001 and 2000 (Unaudited)

Statement of Changes in Capital and Surplus--Statutory-Basis--Years ended September 30, 2001 and 2000 (Unaudited)

Statement of Cash Flows--Statutory Basis--Years ended September 30, 2001 and 2000 (Unaudited)

Notes to Statutory-Basis Financial Statements--September 30, 2001 (Unaudited)

Balance Sheets--Statutory-Basis--December 31, 2000 and 1999

Statements of Operations--Statutory-Basis--Years ended December 31, 2000, 1999, and 1998

Statements of Changes in Capital and Surplus--Statutory-Basis--Years ended December 31, 2000, 1999, and 1998

Statements of Cash Flows--Statutory-Basis--Years ended December 31, 2000, 1999, and 1998

Notes to Statutory-Basis Financial Statements--December 31, 2000

Report of Ernst & Young LLP, Independent Auditors


(b) Exhibits

     (1) Resolution of the Board of Directors and Memorandum from the President of The Lincoln National Life Insurance Company authorizing establishment of the Variable Account is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-09855; 333-32402) filed on
     June 2, 2000.

     (2) Not Applicable.

     (3) (a) Standard Selling Group Agreement is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-09855; 333-32402) filed on June 2, 2000.

     (3) (b) SEI Broker Group Agreement is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-09855; 333-32402) filed on June 2, 2000.

     (4) (a) Variable Annuity contract is hereby incorporated by reference to Pre-effective Amendment No. 1 (File Nos. 811-08517; 333-61554) filed on August 17, 2001.

         (b) Estate Enhancement Benfit Rider is hereby incorporated by reference to Pre-effective Amendment No. 1 (File Nos. 811-08517; 333-61554) filed in August 17, 2001.

         (c) Income4Life(R) Solution (NQ) Rider is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-08517; 333-40937).

         (d) Income4Life(R) Solution (IRA) Rider is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-08517; 333-40937).

         (e) Annuity Payment Option Rider incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 811-08517; 333-61554) filed on August 17, 2001.

         (f) Interest Adjusted Fixed Account Rider incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 811-08517; 333-61554) filed on August 17, 2001.

         (g) DCA Fixed Account Rider incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 811-05721; 333-61592) filed on August 23, 2001.

         (h) Guarantee of Principal Death Benefit Rider incorporated herein by reference to Form N-4 filing (File Nos. 811-09855; 333-73532) filed on November 16, 2001.

         (i) Enhanced Guaranteed Minimum Death Benefit Rider incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 811-05721; 333-61592) filed on August 23, 2001.

         (j) % Step Up Death Benefit Rider incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 811-08517; 333-61554) filed on August 17, 2001.

         (k) % Estate Enhancement Death Benefit Rider incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 811-08517; 333-61554) filed on August 17, 2001.

         (l) Bonus Credit Rider incorporated herein by reference to Post-Effective Amendment No. 3 (File Nos. 811-08517; 333-36304) filed on August 8, 2001.

         (m) Persistency Credit Rider incorporated herein by reference to Post-Effective Amendment No. 3 (File Nos. 811-08517; 333-36304) filed on August 8, 2001.

         (n) Accumulated Benefit Enhancement (ABE(SM)) Rider.

     (5) Form of Application.

     (6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (File Nos. 811-08517; 333-40937) filed on November 9, 1998.

         (b) By-laws of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (File Nos. 811-08517; 333-40937) filed on November 9, 1998.

     (7) Not applicable.

     (8) (a) Participation Agreement is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-09855; 333-32402) filed on June 2, 2000.

         (b) Service Agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and The Lincoln National Life Insurance Company is incorporated herein by reference to the Registration Statement of Flexible Premium Variable Life Account F, Form S-6 (File Nos. 811-05164; 333-40745) filed November 21, 1997.

     (9) Opinion and Consent of Brian Burke, Counsel, of The Lincoln National Life Insurance Company.

     (10) Consent of Ernst & Young LLP, Independent Auditors.

     (11) Not applicable.

     (12) Not applicable.

     (13) Schedule for Computation of Performance Quotations is hereby incorporated by reference to filing on Form N-4 (File Nos. 811-09855, 333-32402) filed on June 2, 2000.

     (14) Not applicable.

     (15) (a) Organizational Chart of the Lincoln National Insurance Holding Company System.

          (b) Books and Records Report is incorporated herein by reference to filing on Form N-4 (File Nos. 811-09855; 333-32402) filed on
          April 19, 2001.

     (16) Power of Attorney incorporated herein by reference to Form N-4 filing (File Nos. 811-09855; 333-73532) filed on November 16, 2001.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                          POSITIONS AND OFFICES WITH DEPOSITOR
----                          ------------------------------------

Jon A. Boscia**               President and Director
Lorry J. Stensrud*            Chief Executive Officer of Annuities, Executive
                              Vice President, and Director
John H. Gotta***              Chief Executive Officer of Life Insurance,
                              Executive Vice President, and Director
Gary W. Parker***             Senior Vice President
Charles E. Haldeman, Jr.****  Director
See Yeng Quek****             Chief Investment Officer and Director
Cynthia A. Rose*              Secretary and Assistant Vice President
Eldon J. Summers*             Second Vice President and Treasurer
Richard C. Vaughan**          Director
Janet Chrzan*                 Senior Vice President, Chief Financial Officer and
                              Director
Barbara S. Kowalczyk**        Director
Elizabeth Frederick*          Senior Vice President and General Counsel
Diane Dillman*                Director of Annuities Compliance
Christine Frederick***        Director of Life Compliance

     * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

     ** Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112

     ***       Principal business address is 350 Church Street, Hartford,
               CT 06103

     **** Principal business address is One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103-3682


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


     See Exhibit 15(a): Organizational Chart of the Lincoln National Insurance Holding Company System.

ITEM 27.  NUMBER OF PURCHASERS

     As of November 30, 2001, there were 579 contractowners under Account T.

ITEM 28.  INDEMNIFICATION

     (a) Brief description of indemnification provisions.

     In general, Article VII of the By-laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life. Please refer to Article VII of the By-laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is again public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs
     (1) through (4) set forth in that no-action letter.

ITEM 29.  Principal Underwriter

     (a) Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln Life Flexible Premium Variable Life Account F; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln Life Variable Annuity Account N; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Flexible Premium Variable Life Account R; Lincoln
         Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account Q; Lincoln Life Variable Annuity Account W; Lincoln National Variable Annuity Account 53.

     (b) See Item 25.

     (c) Commissions and other compensations received by The Lincoln National Life Insurance Company from Lincoln Life Variable Annuity Account T during the fiscal year which ended December 31, 2000.




       (1)                          (2)               (3)             (4)             (5)
                                 Discounts       Compensation
Name of Principal                   and               on           Brokerage          Net
   Underwriter                  Commissions       Redemption      Commissions     Underwriting
-----------------               -----------     --------------   -------------   --------------
The Lincoln National
Life Insurance Company              None             None             None          $436,249


Item 30.  Location of Accounts and Records

     See Exhibit 15(b): Books and Records Report

Item 31.  Management Services

     Not Applicable.



Item 32
-------

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.


(f) For Contracts sold in connection with the Texas Option Retirement Program, Registrant is relying on Rule 6c-7 and represents that paragraphs (a) through (d) of that rule have been complied with.

                                   SIGNATURES

(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Fort Wayne, and the State of Indiana on this 8th day of February, 2002.


                                LINCOLN LIFE VARIABLE ANNUITY
                                Account T -- SEI Select Variable Annuity
                                (Registrant)

                                By: /s/ Ronald L. Stopher
                                    -------------------------------------
                                    Ronald L. Stopher
                                    Vice President, The Lincoln National Life
                                    Insurance Company

                                THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                    (Depositor)

                                By: /s/ Jeffrey K. Dellinger
                                    -------------------------------------
                                    Jeffrey K. Dellinger
                                    (Signature-Officer of Depositor)
                                    Vice President, The Lincoln
                                    National Life Insurance Company
                                    (Title)


(b) As required by the Securities Act of 1933, this Pre-Effective
Amendment to the Registration Statement has been signed by the following persons in their capacities on February 8, 2002.

Signature                  Title
---------                  -----

*/s/ Jon A. Boscia         President and Director
------------------------   (Principal Executive Officer)
Jon A. Boscia


*/s/ Lorry J. Stensrud     Executive Vice President,
------------------------   Chief Executive Officer of
Lorry J. Stensrud          Annuities and Director


*/s/ Janet Chrzan          Senior Vice President,
------------------------   Chief Financial Officer
Janet Chrzan               and Director (Principal
                           Accounting Officer and Principal
                           Financial Officer)


*/s/ John H. Gotta         Executive Vice President,
------------------------   Chief Executive Officer of
John H. Gotta              Life Insurance, and Director


*/s/ Richard C. Vaughan    Director
------------------------
Richard C. Vaughan


-----------------------    Director
Charles E. Haldeman, Jr.


*/s/ See Yeng Quek
-----------------------    Chief Investment Officer and
See Yeng Quek              Director


-----------------------    Director
Barbara S. Kowalczyk


*By /s/ Ronald L. Stopher   Pursuant to a Power of Attorney
-------------------------
Ronald L. Stopher